HBOS plc

RECEIVED
2007 APR -5 A 8:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 2007

The Mound
Edinburgh
EH1 1YZ

Direct Line 0131 243 5586
Fax No 0131 243 5516

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Cor
450 Fifth Street N.W.
WASHINGTON D.C. 205
United States of America

07022324

Your Ref: 82/5222

SUPPL

Exemption

Dear Sir

<u>**HBOS plc filings pursuant to Rule 12g3-2(b)**</u>

I enclose documents either sent to shareholders or made available to the public during the period **1 February to 28 February 2007.**

Announcements made to the London Stock Exchange:-

2007.02.01	Director/PDMR Shareholding
2007.02.02	Publication of Final Terms
2007.02.02	Director/PDMR Shareholding
2007.02.02	Publication of Final Terms
2007.02.05	Director/PDMR Shareholding
2007.02.05	Publication of Final Terms
2007.02.06	Director/PDMR Shareholding
2007.02.06	Director/PDMR Shareholding
2007.02.06	Rule 8.3 – Sainsbury (J) plc
2007.02.06	Rule 8.3 – iSoft Group plc
2007.02.06	Rule 8.3 – Barratt Dev plc
2007.02.06	Rule 8.3 – Resolution plc
2007.02.07	Director/PDMR Shareholding
2007.02.07	Director/PDMR Shareholding
2007.02.07	Director/PDMR Shareholding
2007.02.07	Publication of Final Terms
2007.02.08	Halifax Hse Price Index-Jan07
2007.02.08	Director/PDMR Shareholding
2007.02.08	Rule 8.3 – Resolution plc
2007.02.08	Rule 8.3 – Sainsbury (J) plc
2007.02.08	Publication of Final Terms
2007.02.09	50:50JV with Sainsbury's Bank
2007.02.09	Director/PDMR Shareholding
2007.02.09	Rule 8.3 – Sainsbury (J) plc
2007.02.09	Rule 8.3 – Resolution plc

PROCESSED
APR 11 2007
THOMSON FINANCIAL

dlw 4/6

2007.02.09	Rule 8.3 – Barratt Dev plc
2007.02.12	Director/PDMR Shareholding
2007.02.12	Publication of Final Terms
2007.02.13	Director/PDMR Shareholding
2007.02.13	Director/PDMR Shareholding
2007.02.13	Publication of Final Terms
2007.02.14	Director/PDMR Shareholding
2007.02.15	Director/PDMR Shareholding
2007.02.15	Director/PDMR Shareholding
2007.02.16	Publication of Final Terms
2007.02.16	Director/PDMR Shareholding
2007.02.16	Publication of Final Terms
2007.02.19	Director/PDMR Shareholding
2007.02.19	Director/PDMR Shareholding
2007.02.20	Director/PDMR Shareholding
2007.02.20	Director/PDMR Shareholding
2007.02.21	Director/PDMR Shareholding
2007.02.21	Rule 8.3 – Resolution plc
2007.02.21	Rule 8.3 – iSoft Group plc
2007.02.21	Rule 8.3 – EMI Group plc
2007.02.21	Publication of Final Terms
2007.02.22	Director/PDMR Shareholding
2007.02.22	Director/PDMR Shareholding
2007.02.23	Director/PDMR Shareholding
2007.02.23	Holding(s) in Company
2007.02.23	Publication of Final Terms
2007.02.26	Director/PDMR Shareholding
2007.02.27	Director/PDMR Shareholding
2007.02.27	Director/PDMR Shareholding
2007.02.27	Director/PDMR Shareholding
2007.02.27	Publication of Final Terms
2007.02.27	Rule 8.3 – Resolution plc
2007.02.28	Final Results
2007.02.28	Final Results. Part2
2007.02.28	Director/PDMR Shareholding
2007.02.28	Rule 8.1 – J Sainsbury plc
2007.02.28	Rule 8.3 – iSoft Group plc
2007.02.28	Rule 8.3 – Resolution plc
2007.02.28	Directorate Change
2007.02.28	Total Voting Rights

Documents lodged at Companies House:

Forms 88(2)

1 Form 88(2)'s - Return of Allotment of 2,114 shares registered on 05.12.2006

1 Form 88(2)'s - Return of Allotment of	1,812 shares registered on 08.01.2007
1 Form 88(2)'s - Return of Allotment of	933,077 shares registered on 10.01.2006
1 Form 88(2)'s - Return of Allotment of	1,359 shares registered on 11.01.2006
1 Form 88(2)'s - Return of Allotment of	906 shares registered on 12.01.2006
1 Form 88(2)'s - Return of Allotment of	2,694 shares registered on 17.01.2006
1 Form 88(2)'s - Return of Allotment of	2,340 shares registered on 19.01.2006
1 Form 88(2)'s - Return of Allotment of	755 shares registered on 22.01.2006
1 Form 88(2)'s - Return of Allotment of	604 shares registered on 02.02.2006
1 Form 88(2)'s - Return of Allotment of	2,906 shares registered on 07.02.2006
1 Form 88(2)'s - Return of Allotment of	3,021 shares registered on 09.02.2006 (Amended)
1 Form 88(2)'s - Return of Allotment of	713 shares registered on 14.02.2006
1 Form 88(2)'s - Return of Allotment of	1,510 shares registered on 15.02.2006
1 Form 88(2)'s - Return of Allotment of	4,531 shares registered on 16.02.2006
1 Form 88(2)'s - Return of Allotment of	2,719 shares registered on 19.02.2006
1 Form 88(2)'s - Return of Allotment of	1,510 shares registered on 21.02.2006
1 Form 88(2)'s - Return of Allotment of	2,718 shares registered on 22.02.2006
1 Form 88(2)'s - Return of Allotment of	8,308 shares registered on 23.02.2006

Forms 169

Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 08.12.2006
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 07.12.2006
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 06.12.2006
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 05.12.2006
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 04.12.2006

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

pp

Kenny Melville
Assistant Company Secretary

RECEIVED
2007 APR -5 A 8:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
for the record

88(2)
(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	05	12	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	2,114		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	827.50p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract	

SCT 07/02/2007 225
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	**Shares and share class allotted**	
Name(s): ~~See schedule attached~~ MR KEVIN HUGH BRADLEY Address: CHERRY TREE COTTAGE, STARROCK LANE CHIPSTEAD, SURREY UK Postcode CR5 3QD	Class of shares allotted Ordinary	Number allotted 2,114
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY Date 5/12/06

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Lisa Gilchrist, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	08	01	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	1,812		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	827.50		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road, Halifax, West Yorkshire	Ordinary	1,812
UK Postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Deputy Date 2/2/07

** A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Lisa Gilchrist, Company Secretary's Department, HBOS plc

The Mound, Edinburgh

EH1 1YZ Tel 0131 243 5486

DX number DX exchange

RECEIVED

2007 APR -5 A 8:39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	10	01	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	255,822	677,255	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	562.0p	574.0p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	Shares and share class allotted	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 912,657
Name(s) See schedule attached Address UK Postcode	Class of shares allotted Ordinary	Number allotted 20,420
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 10/1/07

** A ~~director~~ ASSISTANT COMPANY secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

TITLE	FORENAMES	SURNAME	ADD1	ADD2	ADD3	ADD4	POSTCODE	EXERCISED
Mrs	Camilla Elaine	Barclay	6 Roman Way	Stoke Bishop	BRISTOL	BS9 1SH		192
Mrs	Sarah Jane	Bullock	1 Bramston Gardens Rastrick	BRIGHOUSE	West Yorkshire HD6 3AG			321
Mr	Mark Andrew	Copeland	17 Churchfield Way	Wisbech St Mary	WISBECH	Cambs PE13 4SY		321
Mrs	Mariette	Court	8 Carisbrooke Way Kingsmead	MILTON KEYNES	MK4 4BD			321
Mr	Simon Angus	Davidson	31 Comeytrowe Lane	TAUNTON	Somerset TA1 5PA			192
Mrs	Margaret	Dickson	89 Grieve Street	DUNFERMLINE	Fife KY12 8DW			321
Ms	Melany Dian	Dixon	21 Spring Hall Court	HALIFAX	West Yorkshire HX1 4TR			321
Mrs	Alice	Drummond	89 Abbot Road	Broombridge	STIRLING	FK7 7UQ		321
Miss	Simone Louise	Evans	14 Wyverne Road Golcar	HUDDERSFIELD	HD7 4BY			38
Mrs	Jacqueline E	Fowler	28 Stevenson Road	PENICUIK	Midlothian EH26 0LU			642
Miss	Jill	Harris	2 Blackburn Drive	COWDENBEATH	Fife KY4 9LQ			64
Miss	Donna	Harris	41 Aldford Road Upton	CHESTER	CH2 1ST			642
Miss	Lisa Joanne	Jeffs	Pippin Cottage	Main Street Mollington	BANBURY	Oxon OX17 1BD		1,607
Mr	Stuart Ashley	Johnson	10 Fairways	MELROSE	Roxburghshire TD6 9HL			96
Mrs	Elaine	Johnson	10 Fairways	MELROSE	Roxburghshire TD6 9HL			192
Mrs	Margaret Rose	Keay	7 Ratho Place	DUNFERMLINE	Fife KY11 4BQ			244
Mrs	Alexandra	Lightfoot	11 Rockfarm Grove	Little Neston	NESTON	Merseyside CH64 4EG		321
Mrs	Irene Mary	McCulloch	5 Blair Way	NEWTON STEWART	Wigtownshire DG8 6HX			192
Mrs	Patricia Alexandra	McGrat	The Slipway Manorial Road	Parkgate	South Wirral	NESTON	Merseyside	321
Mrs	Gillian Alice	Mercer	1 Fowler Crescent Maddiston	FALKIRK	FK2 0BZ			642
Mrs	Linda Catherine	Mitchell	9 Harris Place	DUNFERMLINE	Fife KY11 3PE			128
Mrs	Anita	Paymaster	23 Benington Close	LUTON	LU2 7YJ			192
Mr	Gary Thomas	Roy	21 Leighton Crescent	Easthouses	DALKEITH	Midlothian EH22 4DX		64
Miss	Lynsey Anne	Runkel	65 Evensyde	WATFORD	WD18 8WN			128
Miss	Joan Elizabeth	Shankland	25 Thorn Drive Bearsden	GLASGOW	G61 4ND			630
Mrs	Marie	Tait	17 Westerton View Coundon	BISHOP AUCKLAND	Co Durham DL14 8QS			1,607
Mrs	Clare	Taylor	15 Barrow Meadow	Cheadle Hulme	CHEADLE	Cheshire SK8 6SF		321
Mr	Slewion	Thompson	Britselei 4	Appartment 14	Bus 14	B 2000 AN	BELGIUM	257
Mrs	Jacqueline Theresa	White	41 Moira Terrace	EDINBURGH	EH7 6TD			321
Mr	Geoffrey	Wiggett	16 Brook Lane	BERKHAMSTED	Herts HP4 1SX			1,607
Miss	Carol Muriel	Wilson	27 Oulton Road	LIVERPOOL	L16 8NP			128
Mrs	Lesley Ann	Clarke	7 Thistlewood Road Outwood	WAKEFIELD	West Yorkshire WF1 3HH			100
Mrs	Julia	Sowerby	18 The Gardens	Tweendykes Road	Sutton	HULL	HU7 4FQ	507
Miss	Laura Nicole	Falconer	1 Falkland Place	Stenhousemuir	Falkirk	LARBERT	Stirlingshire	120
Mrs	Sharon	Lamond	86 Buchanan Crescent	LIVINGSTON	West Lothian EH54 7EF			120
Mr	Paul S	Macdonald	15 St Cynfarch Avenue	Hope	WREXHAM	Clwyd LL12 9NR		600
Mr	Damian John	Whittle	40 Clockhouse Avenue	BURNLEY	Lancs BB10 2SU			360
Mr	Alan Robert	Ford	3F Couston Street	DUNFERMLINE	Fife KY12 7QW			240
Mr	Gavin Carnegie	Arbuthnott	88 Whitehouse Road	EDINBURGH	EH4 6PD			696
Mr	Matthew	Clark	9 Carrongrange Avenue	Larbert	Falkirk	LARBERT	Stirlingshire	600
Mrs	Jane Hodge	Wilson	6 Redmoss Place Nigg	ABERDEEN	AB12 3JQ			240
Mrs	Janet Graham	Kennedy	Luchon	5 Leebrae	GALASHIELS	Selkirkshire TD1 1QR		120
Mrs	Evelyn Annie B	Carr	44 The Heathery	DUNFERMLINE	Fife KY11 8TS			180
Mrs	Yvonne Anne	Dudds	Cultlea	Powmill	DOLLAR	Clackmannanshire FK1		480
Mrs	Frances	Dean	30 Tylers Acre Gardens	EDINBURGH	EH12 7JH			120
Mrs	Christine	Wright	51 Manor Avenue	CANNOCK	Staffs WS11 1AA			1,801
Mrs	Joanne	Hyde	7A Chapel Lane	Codsall	WOLVERHAMPTON	WV8 2EH		240
Mrs	Linda	Jack	11 Mortonhall Park View	EDINBURGH	EH17 8SW			1,202
							Total	20,420

Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	11	01	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	604	755	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	827.50	662.00p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road, Halifax, West Yorkshire	Ordinary	1,359
	Ordinary	
UK Postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Deputy [signature] Date 2/2/07

** A ~~director /~~ secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Lisa Gilchrist, Company Secretary's Department, HBOS plc

The Mound, Edinburgh

EH1 1YZ Tel 0131 243 5486

DX number DX exchange

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	12	01	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	906		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	827.50		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road, Halifax, West Yorkshire	Ordinary	906
UK Postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 12/01/07

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Lisa Gilchrist, Company Secretary's Department, HBOS plc

The Mound, Edinburgh

EH1 1YZ Tel 0131 243 5486

DX number DX exchange

Companies House
— for the record —

RECEIVED
2007 APR -5 A 0:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	17	01	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	2,694		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	655p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road, Halifax, West Yorkshire	Ordinary	2,694
UK Postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 31 JAN 2007

** ~~A director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Lisa Gilchrist, Company Secretary's Department, HBOS plc

The Mound, Edinburgh

EH1 1YZ Tel 0131 243 5486

DX number DX exchange

Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	01	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	1,208	1,132	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	827.50p	662.00p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited	Class of shares allotted	Number allotted
Address: Trinity Road, Halifax, West Yorkshire	Ordinary	2,340
UK Postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 19th January 2007

ASSISTANT

** A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Lisa Gilchrist, Company Secretary's Department, HBOS plc	
The Mound, Edinburgh	
EH1 1YZ	Tel 0131 243 5486
DX number	DX exchange

Companies House

for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	22	01	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	755		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	662.00p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Ordinary	755
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 22nd January 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Lisa Gilchrist, Company Secretary's Department, HBOS plc
The Mound, Edinburgh
EH1 1YZ Tel 0131 243 5486
DX number DX exchange

Companies House
for the record

RECEIVED
2007 APR -5 A 8:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	02	02	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	604		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	827.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Computershare Company Nominees Limited Address PO Box 82, The Pavilions, Bridgewater Road Bristol UK Postcode B S 9 9 7 N H	Class of shares allotted Ordinary	Number allotted 604
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Deputy Date 2/2/07

** A director / ~~secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Lisa Gilchrist, Company Secretary's Department, HBOS plc	
The Mound, Edinburgh	
EH1 1YZ	Tel 0131 243 5486
DX number	DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	07	02	2007			

Class of shares (ordinary or preference etc)	Ordinary	ordinary	
Number allotted	2000	906	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	655.0p	827.5p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 2906
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 7/2/07

** A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

AMENDED FORM

Companies House
for the record

Replacement

88(2

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	09	02	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	3,021		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	827.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode H X 1 2 R G	Class of shares allotted: Ordinary	Number allotted: 3,021
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 09/02/07

** A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

RECEIVED

2007 APR -5 A 8:39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	14	02	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	713		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	655p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 713
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 14/2/07

** ~~A director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Companies House — for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	15	02	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	1,510		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	827·5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Ordinary	906
Name(s): MISS SARAH SHOWELL Address: KEY WEALTH MANAGEMENT, 11 FOX LANE, BROMSGROVE UK Postcode: B61 7NG	ORDINARY	604
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15/FEB/07

** ~~A director~~ / ASSISTANT Secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola ~~Holbrook~~ MOODIE, Company Secretary's Department, HBOS plc

~~5 Morrison Street, Edinburgh, EH3 8BH~~ THE MOUND

EDINBURGH EH1 1YZ Tel 0131 243 5486

DX number DX exchange

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	16	02	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	4,531		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	827.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 4531
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed K Jeeves Murray Date 16 FEB 2007

** ~~A director~~ ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	19	02	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	2,719		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	827·5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 2,719
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 19/2/07.

** A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver~~ / ~~official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	21	02	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	1510		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	827.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited Address Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 1510
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 22 FEB 2007

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	22	02	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	2718		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	827.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s): See schedule attached Address: UK Postcode	Class of shares allotted: Ordinary	Number allotted: 2718
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 02 FEB 2007

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Schedule of Certificates - HBOS plc - 22 February 2007

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Add5	No. of Shares
Ms	Diane Carole	Watson	140 Bradford Road	Snowhill	Wakefield	West Yorkshire	WF1 2AW	604
Mrs	Josephine Therese	Pollard	Southmead	Blandford Road	Corfe Mullen	Wimborne	BH21 3HE	2,114
								2,718

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	23	02	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	8308		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	662.0p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road, Halifax, West Yorkshire	Ordinary	8308
UK Postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 23/02/07

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	750,000		
Date(s) shares delivered to the company	08/12/2006		
For each share: Nominal value	25p		
Maximum price paid	1039.94		
Minimum price paid	1039.94		

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was: £ 7,799,550.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £ 39,000.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 6/12/06

~~(**a director /~~ DEPUTY secretary ~~/ administrator / administrative receiver / receiver manager / receiver)~~

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Lisa Gilchrist, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

£26,030 CDP04

169(1B)

Return by a public company purchasing its own shares for holding in treasury

Companies House — for the record

CHWP000 Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.
Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	500,000		
Date(s) shares delivered to the company	07/12/2006		

For each share:

Nominal value	25p		
Maximum price paid	1041.12p		
Minimum price paid	1041.12p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 5,205,600.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 26,030.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] Date 5/12/06

(**~~a director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Lisa Gilchrist, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
for the record

£51,900 / cofor / Kw

169(1B)

RECEIVED
2007 ... A 8: 39
OFFICE OF INTERNATI... CORPORATE FINAN...

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Please complete legibly in black type or bold block lettering

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. *For Inland Revenue use only.*

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	1000000		
Date(s) shares delivered to the company	06/12/2006		
For each share:			
Nominal value	25p		
Maximum price paid	1037.96p		
Minimum price paid	1037.96p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 10,379,600.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 51,900.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 5/12/06

(**a director / Deputy secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Lisa Gilchrist, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

£39,155 CD Pos

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	750,000		
Date(s) shares delivered to the company	05/12/2006		
For each share:			
Nominal value	25p		
Maximum price paid	1044.13p		
Minimum price paid	1044.13p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 7,830,975.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 39,155.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.
Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Signed [signature] **Date** 5/12/06

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver) Deputy

**Delete as appropriate

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

169(1B)

Companies House
— for the record —

CHWP000

Return by a public company purchasing its own shares for holding in treasury

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	500,000		
Date(s) shares delivered to the company	04/12/2006		
For each share: Nominal value	25p		
Maximum price paid	1049.79p		
Minimum price paid	1049.79p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 5,248,950.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 26,245.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 5/12/06

(**a ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:18 01-Feb-07
Number	5741Q

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 14,701 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries of the Trustee along with other employees and, as such, are deemed to be interested in this transaction.

END

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Regulatory Announcement

Go to market news section

Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	11:12 02-Feb-07
Number	6243Q

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th May 2006 ("the Programme"), was published on 15th May 2006 (Regulatory Announcement number 9893C), the Supplemental Prospectus dated 2nd August 2006 was published on 4th August 2006 (Regulatory Announcement number 2840H).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

USD 200,000,000 5.25% Notes due 19 September 2011, ISIN No. XS0268104428

http://www.rns-pdf.londonstockexchange.com/rns/6243q_-2007-2-2.pdf

For further information, please contact

HBOS Treasury Services plc

33 Old Broad Street

London EC2N 1HZ

Tel: +44 (020) 7574 8000

Fax: +44(020) 7574 8133

Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	12:05 02-Feb-07
Number	6366Q

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 8,583 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries of the Trustee along with other employees and, as such, are deemed to be interested in this transaction.

END

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Regulatory Announcement

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	17:11 02-Feb-07
Number	6679Q

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th May 2006 ("the Programme"), was published on 15th May 2006 (Regulatory Announcement number 9893C), the Supplemental Prospectus dated 2nd August 2006 was published on 4th August 2006 (Regulatory Announcement number 2840H).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

USD 10,000,000 Callable CMS Linked Range Accrual Notes due 2 February 2017, ISIN No. XS0283292372

http://www.rns-pdf.londonstockexchange.com/rns/6679q_-2007-2-2.pdf

For further information, please contact

HBOS Treasury Services plc

33 Old Broad Street

London EC2N 1HZ

Tel: +44 (020) 7574 8000

Fax: +44(020) 7574 8133

Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:57 05-Feb-07
Number	7395Q

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 4,091 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries of the Trustee along with other employees and, as such, are deemed to be interested in this transaction.

END

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	11:00 06-Feb-07
Number	7816Q

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th May 2006 ("the Programme"), was published on 15th May 2006 (Regulatory Announcement number 9893C), the Supplemental Prospectus dated 2nd August 2006 was published on 4th August 2006 (Regulatory Announcement number 2840H).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

EUR 500,000,000 4.125 per cent.Notes due February 2012, ISIN No. XS0284896767

http://www.rns-pdf.londonstockexchange.com/rns/7816q_-2007-2-6.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not

intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	13:30 06-Feb-07
Number	7991Q

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

The Company received notification yesterday that HBOS Qualifying Employee Benefit Trust (the "QUEST") Limited purchased Ordinary 25p Shares in the Company as follows:

No. of Ordinary Shares	Price per Share
73,078	£11.19

It is intended that these shares will be held and released (as appropriate) from the HBOS Qualifying Employee Trust (the QUEST) to certain participants of the HBOS Sharesave Plan(s).

The Executive Directors are potential beneficiaries along with other participants in the HBOS Group's Sharesave plans, and as such are deemed to be interested in this transaction.

END

Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	13:32 06-Feb-07
Number	7992Q

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 5,631 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries of the Trustee along with other employees and, as such, are deemed to be interested in this transaction.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Sainsbury (J) plc
Released	15:25 06-Feb-07
Number	8169Q

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Sainsbury (J) plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 28.571428
Date of dealing	5 February 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	19,249,492	(1.120%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	19,249,492	(1.120%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	9,477	£5.063
Sale	2,300,000	£5.083
Purchase	10	Transfer in

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- iSoft Group plc
Released	15:27 06-Feb-07
Number	8171Q

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	iSoft Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	5 February 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	10,760,420	(4.628%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	10,760,420	(4.628%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	6,718	£0.507

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	6 February 2007
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Barratt Dev plc
Released	15:30 06-Feb-07
Number	8178Q

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Barratt Developments plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	5 February 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	3,411,864	(1.400%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	3,411,864	(1.400%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	3,150	£12.673

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	6 February 2007

Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Resolution plc
Released	15:31 06-Feb-07
Number	8179Q

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	5 February 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,333,762	(2.676%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,333,762	(2.676%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	13,499	£6.632

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	6 February 2007

Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:14 07-Feb-07
Number	8896Q

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

Bank of Scotland SAYE
Halifax Sharesave Scheme
HBOS plc Sharesave Plan
(the "Plans")

The Company has received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
Bank of Scotland SAYE	7,470	07/02/2007
Halifax Sharesave Scheme	82	07/02/2007
HBOS plc Sharesave Plan 2001	152,563	07/02/2007

The Executive Directors remain potential beneficiaries and so interested, along with other participants in the HBOS Group's Sharesave Plans and, as such, are deemed to be interested in this transaction.

END

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Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:15 07-Feb-07
Number	8899Q

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 4,373 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries of the Trustee along with other employees and, as such, are deemed to be interested in this transaction.

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:17 07-Feb-07
Number	8900Q

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that on 31 January 2007, 14,130 ordinary shares of 25p each had been released by the Trustee. Of these shares, 5,794 ordinary shares were sold at £11.132 per share.

The Executive Directors in the Company are beneficiaries of the Trustee, along with other employees and, as such are deemed to be interested in this transaction.

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Regulatory Announcement

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	17:42 07-Feb-07
Number	9068Q

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th May 2006 ("the Programme"), was published on 15th May 2006 (Regulatory Announcement number 9893C), the Supplemental Prospectus dated 2nd August 2006 was published on 4th August 2006 (Regulatory Announcement number 2840H).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

EUR 13,000,000 4.86 per cent. Callable Fixed Rate Notes due 8 February 2017, ISIN No. XS0285217666

http://www.rns-pdf.londonstockexchange.com/rns/9068q_-2007-2-7.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the

Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

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Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Halifax Hse Price Index-Jan07
Released	08:00 08-Feb-07
Number	9078Q

Halifax House Price Index

National Index January 2007

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) 610.5 Monthly Change 1.3% Annual Change 9.9%

Standardised Average Price (seasonally adjusted) £188,623

Key Points

- House prices increased by 1.3% in January. The mixed pattern of monthly price and falls in December and January is consistent with a slowing market.
- Two key indicators of housing market activity fell in December. Firstly, the numl mortgage approvals to fund house purchase declined from 129,000 in Noveml 113,000 in December. Secondly, new buyer enquiries fell in December for th time since May 2005.
- Negative real earnings growth for only the second time in over ten years - av earnings growth, at 4.1%, is below the rate of increase in retail prices of 4.4% putting pressure on householders' finances.
- Together with higher interest rates, slower economic growth and a fall in the le full-time employment (down by 77,000 in the latest quarter), negative real ear growth will curb housing demand. We predict that annual house price inflatio ease from 10% to 4% by the end of 2007.

Commenting, Martin Ellis, Chief Economist, said:

"House prices increased by 1.3% in January, leaving the annual rate of house price inflation unchanged at 9.9% compared with December. The mixed pattern of monthly price rises and falls in December and January is consistent with a slowing market.

Negative real average earnings growth for only the second time in over ten years, combined with higher interest rates and slower economic growth will squeeze householders' finances, causing potential homebuyers to be more cautious and constraining housing demand. Accordingly, we predict that annual house price inflation will ease from 10% to 4% by the end of 2007."

Further signs that housing market activity may be losing momentum

Two key indicators of housing market activity fell in December, suggesting that the recent interest rates rises are beginning to have an effect on housing demand. These figures are also consistent with the house price fall we reported for December.

Firstly, the number of mortgage approvals to fund house purchase fell sharply at the end of 2006 from 129,000 in November to 113,000 in December, according to the latest Bank of England figures. The December figure, which allows for the impact of seasonal variations, was the lowest since April 2006.

Secondly, new buyer enquiries fell in December for the first time since May 2005 following a sharp drop in the pace of increase in new buyer enquiries in November, according to the latest monthly RICS survey.

Negative real earnings growth will help to curb housing demand over the coming months

Real annual average earnings growth is negative for the only the second time in more than ten years with earnings growth, at 4.1%, below the rate of increase in retail prices of 4.4%, according to the latest ONS figures. The fall in real earnings contrasts sharply with the position a year ago when earnings were increasing at a rate two percentage points higher than retail prices.

January's quarter point rise in interest rates is likely to reinforce the impact of the two increases in the latter part of 2006, causing more caution on the part of potential homebuyers.

The recent increases in interest rates are also expected to put downward pressure on investment and consumer spending growth which, together with an easing in global economic growth, is likely to result in a modest easing in the pace of UK activity during 2007. A slowing economy is likely to put some pressure on the labour market, suggesting further declines in the number of people in full-time employment following the 77,000 drop in the three months to November compared to the previous quarter.

A combination of negative real earnings growth, higher interest rates, a slowing economy and fewer people in full-time employment will constrain housing demand, causing annual house price inflation to ease during 2007.

NOTE: The 9.9% number is the quarterly year-on-year figure. This figure provides a much better picture of underlying trends compared to a monthly year-on-year number as it smoothes out any short-term fluctuations.

The Halifax House Price Index is prepared from information that we believe is collated with care, but we do not make any statement as to its accuracy or completeness. We reserve the right to vary our methodology and to edit or discontinue the indices at any time for regulatory or other reasons. Persons seeking to place reliance on the indices for their own or third party commercial purposes do so

at their own risk.

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	12:23 08-Feb-07
Number	9479Q

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 6,437 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries of the Trustee along with other employees and, as such, are deemed to be interested in this transaction.

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Resolution plc
Released	14:35 08-Feb-07
Number	9620Q

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	7 February 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,420,440	(2.688%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,420,440	(2.688%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	48,800	£6.610
Purchase	37,877	£6.600

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	8 February 2007
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Sainsbury (J) plc
Released	14:39 08-Feb-07
Number	9623Q

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Sainsbury (J) plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 28.571428
Date of dealing	7 February 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,342,958	(1.124%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	19,342,958	(1.124%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	93,466	£5.198

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	8 February 2007
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	17:18 08-Feb-07
Number	9821Q

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th May 2006 ("the Programme"), was published on 15th May 2006 (Regulatory Announcement number 9893C), the Supplemental Prospectus dated 2nd August 2006 was published on 4th August 2006 (Regulatory Announcement number 2840H).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

TRY 75,000,000 18.00 per cent. Fixed Rate Notes due 11 August 2008, ISIN No. XS0285220371

http://www.rns-pdf.londonstockexchange.com/rns/9821q_-2007-2-8.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the

Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Company	HBOS PLC
TIDM	HBOS
Headline	50:50JV with Sainsbury's Bank
Released	07:00 09-Feb-07
Number	9967Q

HBOS ACQUIRES ADDITIONAL 5% SHAREHOLDING IN SAINSBURY'S BANK

HBOS announces that it has bought an additional five per cent of the shareholding in Sainsbury's Bank for £21 million from J Sainsbury plc. This means that Sainsbury's Bank, which began trading in February 1997, is now a 50:50 joint venture between HBOS and Sainsbury's. Previously, the ownership structure was 55% (Sainsbury's) and 45% (HBOS).

The change in ownership follows a business review jointly carried out by both parties. Both partners believe that the new 50:50 joint venture underlines the shared commitment each has to the long term growth of the business.

Board Structure.
The Board of Sainsbury's Bank will comprise eight directors - three directors from both HBOS and Sainsbury's and two executives from Sainsbury's Bank. Benny Higgins, HBOS Retail chief executive, will be the new chairman for a period of two years. Darren Shapland, chief financial officer at J Sainsbury's, will then assume the role.

Following the appointment of Rob Walker as Chief Executive in Spring 2006, Sainsbury's Bank has made good progress. It delivered a breakeven operating result for the six months to 30 September 2006. The new structure underlines the commitment both partners have to the joint venture and returning it to profitability.

Product range.
Sainsbury's Bank provides a range of financial products including insurance, credit cards, savings and loans. Sainsbury's Bank has access to over 16 million customers per week through the 780 Sainsbury's stores across the UK.

Benny Higgins said, "Sainsbury's Bank has strong customer loyalty. The business has demonstrated it can acquire and retain customers very effectively. There is significant potential to grow the business. We aim to do just that."

Darren Shapland said, "We are committed to growing the Bank's business and are increasing our presence in the financial services sector. The Bank's chief executive, Rob Walker, is streamlining the operational structure and developing a broader business plan. The sale of our five per cent for £21 million demonstrates the value of the Bank and a 50:50 structure reflects the continued commitment of both shareholders'."

Notes.

1. Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward looking statements.

2. Sainsbury's Bank plc commenced trading in February 1997 and was 55 per cent owned by J Sainsbury plc and 45 per cent by The Governor and Company of the Bank of Scotland. The Governor and Company of the Bank of Scotland is a wholly owned subsidiary of HBOS plc and now holds 50% of the share capital of Sainsbury's Bank plc.

9 February 2007

Enquiries:

Investor Relations **Charles Wycks** **Tel 07747 790456**

	John Hope	Tel 07836 701348
Media	Shane O'Riordain	Tel 07770 544585
	Mark Hemingway	Tel 07831 390751

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	14:36 09-Feb-07
Number	0353R

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 12,784 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries of the Trustee along with other employees and, as such, are deemed to be interested in this transaction.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Sainsbury (J) plc
Released	15:28 09-Feb-07
Number	0441R

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Sainsbury (J) plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 28.571428
Date of dealing	8 February 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,331,123	(1.124%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	19,331,123	(1.124%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	8,760	£5.140
Sale	3,075	£5.190

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	9 February 2007
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Resolution plc
Released	15:30 09-Feb-07
Number	0446R

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	8 February 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	18,411,310	(2.687%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,411,310	(2.687%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	7,884	£6.644
Sale	1,246	£6.635

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	9 February 2007
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Barratt Dev plc
Released	15:31 09-Feb-07
Number	0453R

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Barratt Developments plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	8 February 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	3,289,865	(1.350%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	3,289,865	(1.350%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	122,000	£12.680

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	9 February 2007

Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	10:25 12-Feb-07
Number	0368R

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 16,425 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries of the Trustee along with other employees and, as such, are deemed to be interested in this transaction.

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Regulatory Announcement

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	17:09 12-Feb-07
Number	1290R

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th May 2006 ("the Programme"), was published on 15th May 2006 (Regulatory Announcement number 9893C), the Supplemental Prospectus dated 2nd August 2006 was published on 4th August 2006 (Regulatory Announcement number 2840H).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

EUR 5,000,000 4.88 per cent. Callable Fixed Rate Notes due 13 February 2017, ISIN No XS0285827654

http://www.rns-pdf.londonstockexchange.com/rns/1290r_-2007-2-12.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be

relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	11:05 13-Feb-07
Number	1642R

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 9,880 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries of the Trustee along with other employees and, as such, are deemed to be interested in this transaction.

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	12:11 13-Feb-07
Number	1763R

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

On Monday 12 February 2007, the Company received notification that HBOS QUEST Limited purchased Ordinary 25p Shares in the Company as follows:

No. of Ordinary Shares	Price per Share
68,934	£11.33

It is intended that these shares will be held and released (as appropriate) from the HBOS Qualifying Employee Trust (the 'QUEST') to certain participants of the HBOS Sharesave Plan(s).

The Executive Directors are potential beneficiaries along with other participants in the HBOS Sharesave Plan(s), and as such are deemed to be interested in this transaction.

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	17:28 13-Feb-07
Number	2119R

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th May 2006 ("the Programme"), was published on 15th May 2006 (Regulatory Announcement number 9893C), the Supplemental Prospectus dated 2nd August 2006 was published on 4th August 2006 (Regulatory Announcement number 2840H).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

USD 10,000,000 Callable CMS/LIBOR Linked Dual Range Accrual Notes due 13 February 2017, ISIN No. XS0284780979
http://www.rns-pdf.londonstockexchange.com/rns/2119r_-2007-2-13.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not

intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	10:25 14-Feb-07
Number	2070R

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 6,649 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries of the Trustee along with other employees and, as such, are deemed to be interested in this transaction.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:23 15-Feb-07
Number	3556R

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 24,814 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries of the Trustee along with other employees and, as such, are deemed to be interested in this transaction.

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:25 15-Feb-07
Number	3560R

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

Bank of Scotland SAYE
HBOS plc Sharesave Plan
(the "Plans")

The Company has received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
Bank of Scotland SAYE	4,656	14/02/2007
HBOS plc Sharesave Plan 2001	84,890	14/02/2007

The Executive Directors remain potential beneficiaries along with other participants in the HBOS Group's Sharesave Plans and, as such, are deemed to be interested in this transaction.

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	14:55 16-Feb-07
Number	4123R

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th May 2006 ("the Programme"), was published on 15th May 2006 (Regulatory Announcement number 9893C), the Supplemental Prospectus dated 2nd August 2006 was published on 4th August 2006 (Regulatory Announcement number 2840H).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

JPY 1,500,000,000 Floating Rate Notes due February 2012, ISIN No XS0287020191

http://www.rns-pdf.londonstockexchange.com/rns/4123r_1-2007-2-16.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the

Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S. persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:03 16-Feb-07
Number	4144R

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 16,329 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries of the Trustee along with other employees and, as such, are deemed to be interested in this transaction.

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	15:11 16-Feb-07
Number	4137R

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th May 2006 ("the Programme"), was published on 15th May 2006 (Regulatory Announcement number 9893C), the Supplemental Prospectus dated 2nd August 2006 was published on 4th August 2006 (Regulatory Announcement number 2840H).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

EUR 10,000,000 Callable Daily Range Accrual Notes due 19 February 2012, ISIN No XS0285363643

http://www.rns-pdf.londonstockexchange.com/rns/4137r_-2007-2-16.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular

countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	14:45 19-Feb-07
Number	4901R

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 13,730 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries of the Trustee along with other employees and, as such, are deemed to be interested in this transaction.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:36 19-Feb-07
Number	5036R

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(ii)

3. Name of *person discharging managerial responsibilities/director*

Benny Higgins

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Persons referred to in 3. above

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Persons referred to in 3. above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

8 State the nature of the transaction

The person detailed in 3. above has been granted options under the HBOS plc Sharesave Plan.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

16 February 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

21 September 2006.
(Effective from 1 January 2007)

18. Period during which or date on which it can be exercised

1 January 2012 - 30 June 2012

19. Total amount paid (if any) for grant of the option

Nil

20. Description of *shares* or debentures involved (*class* and number)

2,065

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Options granted at an exercise price of £7.928 per share

22. Total number of *shares* or debentures over which options held following notification

160,498

23. Any additional information

N/A

24. Name of contact and telephone number for queries

0131 243 8671

Name and signature of duly authorised officer of *issuer* responsible for making notification

Kenny Melville, Assistant Company Secretary

Date of notification

19 February 2007
END
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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:23 20-Feb-07
Number	5767R

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

On Monday 19 February 2007, the Company received notification that HBOS QUEST Limited purchased Ordinary 25p Shares in the Company as follows:

No. of Ordinary Shares	Price per Share
43,519	£11.61

It is intended that these shares will be held and released (as appropriate) from the HBOS Qualifying Employee Trust (the 'QUEST') to certain participants of the HBOS Sharesave Plan(s).

The Executive Directors are potential beneficiaries along with other participants in the HBOS Sharesave Plan(s), and as such are deemed to be interested in this transaction.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:24 20-Feb-07
Number	5771R

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 21,696 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries of the Trustee along with other employees and, as such, are deemed to be interested in this transaction.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	10:08 21-Feb-07
Number	5772R

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 27,294 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries of the Trustee along with other employees and, as such, are deemed to be interested in this transaction.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Resolution plc
Released	15:29 21-Feb-07
Number	6447R

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	20 February 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,396,570	(2.685%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,396,570	(2.685%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	19,901	£6.644
Purchase	5,161	£6.640

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	21 February 2007
Contact name	

Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- iSoft Group plc
Released	15:31 21-Feb-07
Number	6449R

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	iSoft Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	20 February 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	10,737,210	(4.618%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	10,737,210	(4.618%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	31,096	£0.475
Purchase	7,885	£0.475

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	21 February 2007
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- EMI Group plc
Released	15:32 21-Feb-07
Number	6450R

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	EMI Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 14p
Date of dealing	20 February 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	43,313,277	(5.413%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	43,313,277	(5.413%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	17,527	£2.375
Purchase	4,560	£2.375

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	21 February 2007
Contact name	

Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	17:11 21-Feb-07
Number	6561R

RNS Number:6561R
HBOS Treasury Services PLC
21 February 2007

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th May 2006 ("the Programme"), was published on 15th May 2006 (Regulatory Announcement number 9893C), the Supplemental Prospectus dated 2nd August 2006 was published on 4th August 2006 (Regulatory Announcement number 2840H).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

EUR 20,000,000 Fixed/Switchable Inverse Floating Rate Notes due 22 February 2027

XS0286333355

www.rns-pdf.londonstockexchange.com/rns/6561r -2007-2-21.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents

of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/ or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:45 22-Feb-07
Number	7249R

HBOS PLC (The 'Company').

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 37,831 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries of the Trustee along with other employees and, as such, are deemed to be interested in this transaction.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:48 22-Feb-07
Number	7253R

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

Bank of Scotland SAYE
Halifax Sharesave Scheme
HBOS plc Sharesave Plan
(the "Plans")

The Company has received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
Bank of Scotland SAYE	10,278	22/02/2007
Halifax Sharesave Scheme	428	22/02/2007
HBOS plc Sharesave Plan	75,438	22/02/2007

The Executive Directors remain potential beneficiaries along with other participants in the HBOS Group's Sharesave Plans and, as such, are deemed to be interested in this transaction.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	10:06 23-Feb-07
Number	7254R

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 34,334 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries of the Trustee along with other employees and, as such, are deemed to be interested in this transaction.

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Company	HBOS PLC
TIDM	HBOS
Headline	Holding(s) in Company
Released	17:19 23-Feb-07
Number	8171R

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]:	HBOS Plc
2. Reason for the notification (please tick the appropriate box or boxes):	n/a see additional information
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
3. Full name of person(s) subject to the notification obligation[iii]:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.) [iv].	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction and date on which the threshold is crossed or reached[v]:	n/a
6. Date on which issuer notified:	21/02/07
7. Threshold(s) that is/are crossed or reached:	Above 3% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction [vi]		Resulting situation after the triggering transaction [vii]				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
Ord GBP 0.25	152,861,811 4.02% (under S-198 on 14/06/2006)		157,221,080	157,221,080		4.17%	

B: Financial Instruments

Resulting situation after the triggering transaction xii				
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
157,221,080	4.17%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (157,221,080-4.17% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (116,214,675-3.08% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (116,214,675-3.08% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 3,765,388,560 First notification under DTR Sourcebook
14. Contact name:	Helen Lewis
15. Contact telephone number:	020 7528 6742

Notes to the Forms

[i] This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

[ii] Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

[iii] This should be the full name of (a) the shareholder; (b) the natural person or legal entity acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h) , the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the natural person or legal entity that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the natural person or legal entity holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and natural person or legal entity lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the natural person or legal entity who has a life interest in shares if that person or entity is entitled to exercise the voting rights attached to the shares and the natural person or legal entity who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the controlling natural person or legal entity and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the natural person or legal entity that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

[iv] Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2 unless the holdings of the shareholder would be lower than 5% of the total number of voting rights.

[v] The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect. For passive crossings, the date when the corporate event took effect.

[vi] Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 5%, please state 'below 5%'.

vii If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 5%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii Direct and indirect

ix In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights to shares held by notifying party (DTR 5.1)

xi Voting rights held by the notifying party independently of any holding of shares (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 5%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting form the [date]

xv The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi This annex is only to be filed with the competent authority.

xvii Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	18:09 23-Feb-07
Number	8221R

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th May 2006 ("the Programme"), was published on 15th May 2006 (Regulatory Announcement number 9893C), the Supplemental Prospectus dated 2nd August 2006 was published on 4th August 2006 (Regulatory Announcement number 2840H).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

JPY 1,200,000,000 Fixed Rate Notes due 21 December 2010, ISIN No. XS0288674251
http://www.rns-pdf.londonstockexchange.com/rns/8221r_-2007-2-23.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons

and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	10:08 26-Feb-07
Number	8149R

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 22,688 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries of the Trustee along with other employees and, as such, are deemed to be interested in this transaction.

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	10:12 27-Feb-07
Number	8155R

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 25,230 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries of the Trustee along with other employees and, as such, are deemed to be interested in this transaction.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	11:46 27-Feb-07
Number	9376R

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

On Monday 26 February 2007, the Company received notification that HBOS QUEST Limited purchased Ordinary 25p Shares in the Company as follows:

No. of Ordinary Shares	Price per Share
42,188	£11.54

It is intended that these shares will be held and released (as appropriate) from the HBOS Qualifying Employee Trust (the 'QUEST') to certain participants of the HBOS Sharesave Plan(s).

The Executive Directors are potential beneficiaries along with other participants in the HBOS Sharesave Plan(s), and as such are deemed to be interested in this transaction.

END

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:02 27-Feb-07
Number	9616R

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 1,000 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries of the Trustee along with other employees and, as such, are deemed to be interested in this transaction.

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Resolution plc
Released	15:28 27-Feb-07
Number	9671R

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	26 February 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,773,185	(2.594%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	17,773,185	(2.594%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	623,385	£6.529

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	27 February 2007
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	17:20 27-Feb-07
Number	9815R

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th May 2006 ("the Programme"), was published on 15th May 2006 (Regulatory Announcement number 9893C), the Supplemental Prospectus dated 2nd August 2006 was published on 4th August 2006 (Regulatory Announcement number 2840H).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

USD 20,000,000 5.28 per cent. Fixed Rate Notes due 27 February 2014, ISIN No. XS0288335473

http://www.rns-pdf.londonstockexchange.com/rns/9815r_-2007-2-27.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the

Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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RECEIVED
2007 APR -5 A 8:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Final Results
Released	07:01 28-Feb-07
Number	9957R

28 February 2007

HBOS plc Preliminary Results 2006

Stock Exchange Announcement

Page 2

Contents

Page 3

HBOS plc 2006 Preliminary Results

Group Highlights

- Profit before tax up 19% to £5,706m.
- Underlying profit before tax up 14% to £5,537m.
- Basic earnings per share up 22% to 100.6p.
- Underlying earnings per share up 16% to 100.5p.
- Final dividend up 15% to 27.9p, full year dividend up 15% to 41.4 underlying dividend cover 2.4 times (2005 2.4 times).
- Group post tax RoE increases to 20.8% (2005 19.6%).
- Group net interest margin broadly stable at 178bps (2005 180bps
- Lending grows 10% to £376.8bn; customer deposits grow 5% £211.9bn.
- Impaired loans reduce to 2.18% of advances (2005 2.37% closing provisions represent 0.82% of advances (2005 0.85%).
- Underlying net operating income up 9% at £11,991m (20(£10,998m).
- Net interest income 8% higher at £7,400m (2005 £6,829m).
- Underlying non-interest income 10% higher at £4,591m (20(£4,169m).
- Group underlying operating expenses up 6% at £4,908m (20(£4,642m), with core UK expenses up 3% at £3,971m (20(£3,866m).
- Group cost:income ratio improves to 40.9% (2005 42.2%).
- Share buyback totals £982m in 2006 at an average share price £10.01.
- Tier 1 capital ratio 8.1%, total capital ratio 12.0% (2005 8.1% ar 12.4%).

Divisional Highlights

- Underlying profit before tax in Retail up 4%, Corporate up 17° Insurance & Investment up 19%, International up 34% ar Treasury & Asset Management up 33%.
- Lending; Retail up 9%, Corporate up 8% and International up 24%
- Retail sales; UK gross mortgage lending share 21%, UK n mortgage lending share 17%, estimated 11% share of new Cre(Card accounts, estimated 19% share of new Bank Accounts an in Savings, 16% estimated share of Household Sector Liqu Assets.
- Customer deposits; Retail up £12bn (9%), Corporate down £3l (7%) and International up £4bn (32%).
- General Insurance sales fall 4% to £1,894m GWP; Household ι 11%, Repayment Insurance down 10% and Motor down 9%.
- UK Investment sales rise 23% to £1,817m APE; Bancassurance ι 12%, Intermediary up 28% and Wealth Management up 58%.
- Cost:income ratios; Retail 38.4% (2005 39.8%), Corporate 28.9 (2005 28.7%), International 38.3% (2005 40.0%) and Treasury Asset Management 47.2% (2005 48.5%).
- Net interest margins; Retail 178bps (2005 184bps), Corpora 222bps (2005 215bps), and International 249bps (2005 265bps).
- Impaired loans; Retail 2.72% (2005 2.97%) of closing advance Corporate 1.32% (2005 1.41%) and International 1.17% (20(1.28%).

Supplementary EV Information*

- Group underlying earnings per share on a Full EV basis 5% high than reported under IFRS (2005 4%).
- Total Group embedded value (net of tax) on a Full EV basis £2.5l higher than reported under IFRS (2005 £2.0bn).
- New Business Contribution from UK Investment Business on a Fı

EV basis £474m higher than under IFRS (2005 £365m).

* The Full EV basis shows the Group's results had investment contracts been accounted for on an Embedded Value basis rather than the IFRS reporting basis This is further explained in the supplementary EV information on pages 74 to 77.

CHIEF EXECUTIVE'S REPORT

Our Strategy

Our strategy is built around the twin goals of delivering top line revenue growth whilst maintaining cost leadership. The following elements act as a framework for the direction and measurement of the Group's performance:

- **Growing the UK franchise**
  The power of our brands, distribution and customer base demonstrates the potential we have for further market share growth in the UK. Our goal, over time, is to grow the market shares of our main products to 15%-20%.

- **Targeted international growth**
  Taking the strategy that has proven to be successful in the UK to other markets that fit with our growth model.

- **Cost leadership**
  Cost leadership provides the strategic flexibility to deliver further revenue growth ahead of the competition.

- **Colleague development**
  Our ability to execute our strategy relies very clearly on the capability, motivation and performance of our colleagues. To achieve this, we aim to have the best leadership teams in the industry and will offer all our colleagues the necessary training and personal development they need to do their jobs well.

- **Capital discipline**
  Capital is treated as a scarce resource and we ensure that capital is allocated to the parts of the business that will provide sustainable returns to shareholders.

Our 2006 Performance

Profits

In 2006, our strategy delivered a strong performance with profit before tax increasing by 19% to £5,706m (2005 £4,808m) and underlying profit before tax increasing by 14% to £5,537m (2005 £4,842m). Our disciplined approach to capital management, which has seen us return a total of £2bn of capital to shareholders since we commenced the buyback programme in 2005, has combined with this profit performance to drive underlying earnings per share up by 16% to 100.5p (2005 86.4p)

Dividends

Integral to our capital management framework is our dividend policy which targets an underlying dividend cover of circa 2.5 times. Consistent with this framework, the Board is proposing a final dividend of 27.9p (2005 24.35p) which, together with our interim dividend, will result in a full year dividend of 41.4p (2005 36.1p), an increase of 15%.

Growth

Lending growth was at the upper end of our target range for the year with advances to customers increasing by 10% to £376.8bn (2005 £343.8bn). We delivered strong growth in mortgages and right across our International businesses. However, we remain cautious about the returns available from the UK unsecured market and are selective in our hold appetite in Corporate given the continuing pressure on margins.

Our Investment Business continued to deliver growth in investment sales and is well placed to benefit from our leading savings franchise and the

growing awareness of the UK population of the need to self-provide fo retirement.

Returns

The Group post tax RoE increased to 20.8% (2005 19.6%), driven by profitable growth in lending, our focus on cost efficiency and the benefits of the share buyback programme.

Margins

The Group net interest margin was broadly stable at 178bps (2005 180bps). In Retail, we saw a modest decline reflecting our greater appetite for mortgage lending together with increased competition in the Buy to Let market. Margins also fell in International reflecting a change in product mix. However, in Corporate, margins were higher, benefiting from our continued sell down strategy.

In the UK Investment Business, new business profitability (now measured by reference to the Full EV basis described on pages 74 to 77) improved to 27% (2005 24%) of APE.

Revenues

We continued to see underlying non-interest income growing at a faster pace than net interest income. Net interest income rose 8% and underlying non-interest income was up 10%, although, as expected, non-interest income growth in Retail has slowed, reflecting reduced commission levels from the sale of Repayment Insurance and the impact of lower Credit Card default charges, effective from 1 August 2006, in response to the OFT's ruling.

Costs

Total underlying operating expenses increased by 5.7%, within our 6% target for the year, despite substantial ongoing investment in our International and Treasury & Asset Management businesses. Costs in our core UK businesses increased by 2.7%, below our 3.5% target.

The Group's cost:income ratio improved in 2006 to 40.9% (2005 42.2%) with overall positive cost:income 'jaws' of 3%.

Credit Quality

Credit performance has developed very much in line with previous trends. The Group's impairment losses were £1,742m (2005 £1,599m) representing 0.48% of average customer advances (2005 0.49%). Impairments as a percentage of closing advances decreased to 2.18% (2005 2.37%). The coverage of impaired loans by provisions increased to 38% (2005 36%).

In Retail, our credit performance is driven by the concentration of well collateralised secured lending in our loan book which comprises 93% of Retail lending. The absolute level of secured arrears fell during 2006 and impairments as a percentage of advances fell to 1.84% (2005 2.21%).

The growth of impairments in our unsecured book moderated in the second half of 2006. However, impairment levels continue to rise in absolute terms and as a percentage of advances increased to 13.2% (2005 11.5%). We remain cautious about future trends given the continued growth in UK personal insolvencies.

Corporate credit experience continues to reflect the most benign credit environment for some 30 years. While we are not seeing any material signs of stress, we have maintained prudent exposure limits and we continue to price our lending without expectation of incremental returns from equity stakes. In International, credit conditions remain resilient.

Capital

During 2006 we bought back £982m of shares and cancelled 100m shares in issue. The Tier 1 ratio at 8.1% (2005 8.1%) remains above our 8.0% target level. The total capital ratio was 12.0% (2005 12.4%).

Divisional Performance

Retail

Underlying profit before tax increased by 4% to £2,364m (2005 £2,283m). Underlying net operating income increased by 4% with net interest income up 4% and a lower net interest margin at 178bps (2005 184bps), the latter reflecting a greater proportion of mortgage lending and increased competition in the Buy to Let market.

Underlying non-interest income grew by 3%, the pace of growth being moderated in 2006 as a result of reduced Repayment Insurance commissions as a consequence of planned lower volumes of consumer finance products and the impact of lower Credit Card default charges.

Strong cost management ensured underlying operating expenses were held at the same level as 2005, delivering a 4% 'jaws' between revenue and cost growth and a further improvement in the cost:income ratio to 38.4% (2005 39.8%).

The 9% increase in lending was driven by growth in our secured book as we continue to take a cautious approach to the returns available from the unsecured market.

In mortgages, our gross market share was stable at 21% (2005 21%). Our share of principal repaid fell from 25% in 2005 to 24% in 2006. The combination of these factors has resulted in our share of net lending increasing to 17% (2005 14%), comfortably within the 15%-20% target we set at the start of 2006. The trend in the second half of the year was as in 2005, impacted by mortgage cessations relating to prior periods of higher gross lending.

As the UK's largest provider of savings products we are well placed to benefit from the increasing savings ratio in the UK. We acquired around 0.5m (2005 0.5m) new to franchise savings customers and increased customer deposits by 9% to £144.6bn (2005 £132.2bn) reinforcing our position as the UK's largest provider of savings products with an estimated 16% (2005 16%) share of Household Sector Liquid Assets.

In Bank Accounts, we continue to innovate and differentiate ourselves. Our high profile product launches have enabled us to increase our estimated share of new bank accounts to 19% (2005 16%) well ahead of our share of stock of 13% (2005 12%).

The unsecured lending market has slowed as UK consumers adjust to higher levels of unsecured debt and we also continue to view certain parts of the unsecured market as currently uneconomic. As such, our reduced appetite saw Unsecured Personal Loan balances fall by 4% to £6.6bn (2005 £6.9bn) and Credit Card balances also fall by 4% to £7.0bn (2005 £7.3bn).

Page 7

Impaired secured loans as a percentage of closing advances reduced to 1.84% (2005 2.21%). Secured loan impairments fell by 9% compared to 2005 reflecting an absolute fall in both mainstream and specialist mortgage arrears. Provisions coverage of impaired secured loans remained stable at 10% (2005 10%) reflecting the unchanged formulaic calculation of required provisions.

We continue to focus on strong asset cover in our secured book. Our retention strategy for existing customers and reduced appetite for lower return remortgage business resulted in a modest increase in the loan to

value ratio ('LTV') of new lending to 64% (2005 60%). The average LTV across our entire secured lending book was stable at 44% (2005 43%) reflecting the positive contribution to collateral cover from improving retention.

Unsecured impairments continue to increase but the rate of growth moderated in the second half of 2006. Unsecured impairments as a percentage of closing advances increased to 13.2% (2005 11.5%) reflecting the residual seasoning of the pre 2004 Credit Card book and a reduction in balances. We continue to see an improvement in arrears emergence on business written more recently. The coverage of impaired unsecured loans reduced slightly to 71% (2005 73%).

Underlying profit before tax increased 17% to £1,663m. Underlying net operating income increased by 9% with net interest income up 10%. Corporate margin increased to 222bps (2005 215bps).

Corporate

Underlying non-interest income increased by 6%, benefiting from a 16% increase in net fees and commissions to £341m (2005 £293m) and despite a lower contribution in aggregate from dividend receipts, realised gains, impairment on investment securities and other operating income of £293m (2005 £366m).

In addition, overall performance was boosted by the emergence of higher profits from our portfolio of associates and joint ventures, which contributed £157m to profits in 2006 (2005 £65m). We expect this portfolio to be a sustainable source of additional profit going forward.

Underlying operating expenses rose by 9% which included the consolidation of Lex Vehicle Finance ('Lex') from 31 May 2006. Excluding Lex, the increase in underlying expenses was 5%.

We continue to be cautious of the weaker returns available from lending to certain segments of the UK market and we have therefore continued our strategy of selective growth, continuing to focus on our origination and distribution model which has benefited the net interest margin. Growth in lending before sell downs was 16% but our risk and return criteria have seen us sell this down to a hold growth rate of 8%.

Customer deposits reduced by 7% as we completed the move away from expensive short term deposits towards a base more suitable for funding purposes.

The credit environment continues to remain at historically benign levels and once again our credit performance in Corporate has improved. Impaired loans as a percentage of closing advances fell to 1.32% (2005 1.41%). Impairment losses as a percentage of average advances also fell to 0.52% (2005 0.56%). The coverage of impaired loans by impairment provisions remained constant at 63% (2005 63%).

Insurance & Investment

Underlying profit before tax increased by 19% to £581m (2005 £489m).

Underlying profit before tax for the General Insurance business increased by 20% to £304m (2005 £254m) reflecting the benign underwriting cycle in Household Insurance which helped alleviate further claims inflation in our Motor Insurance business.

Overall, General Insurance sales fell 4% to £1,894m GWP (2005 £1,977m). Household Insurance sales increased by 11%, offset by lower sales of Repayment Insurance and Motor Insurance. Repayment Insurance sales fell 10% reflecting the market-wide slowdown in consumer credit. Motor Insurance sales fell 9% in a highly competitive market which has yet to see a sustained increase in prices sufficient to warrant the pursuit of a faster pace of sales growth.

Underlying profit before tax for our Investment Business increased by 18% to £277m (2005 £235m), growth again being held back by the increased new business strain arising on the sale of investment contracts.

UK Investment sales were strong across all channels, increasing 23% to £1,817m APE (2005 £1,473m). Sales through the Bancassurance channel were up 12%, Intermediary channel up 28% and Wealth Management up 58%, making us the UK's number one provider of new investment products in 2006. New business profitability improved to 27% of APE (2005 24%).

On pages 74 to 77, we have provided supplementary embedded value

('EV') information for our Investment Business. This shows that the contribution from new investment business in 2006 on the 'Full EV' basis (i.e. assuming all investment business is EV accounted) was £474m (2005 £365m) higher than the reported IFRS result. On the same basis the contribution from existing investment business was lower, resulting in a net increase to underlying profit before tax in 2006 of £262m higher than the reported IFRS result (2005 £179m).

On the Full EV basis, the total net of tax embedded value for our Investment Business in 2006 was £2,525m higher (2005 £2,006m) than the reported IFRS figure.

International

Underlying profit before tax in International increased by 34% to £820m (2005 £610m), reaffirming our confidence that the ongoing investment in our international markets is the right choice for shareholders.

In a strong Australian market, underlying profit before tax increased 24% to £278m (2005 £224m). Net interest income increased by 21% reflecting strong growth in lending and resilient margins, which fell 6bps to 233bps (2005 239bps). Underlying operating expenses increased by 10%, primarily because of our investment in nine additional commercial business sites on the East Coast. Lending and deposits grew 24% and 28% respectively.

Impaired loans as a percentage of closing advances increased to 1.00% (2005 0.66%), the increase due in large part to a small number of impaired corporate transactions, where we expect the ultimate recovery rate to be high. Impairment losses as a percentage of average advances increased to 0.27% (2005 0.19%).

In Ireland, underlying profit before tax increased by 43% to £149m (2005 £104m). Performance in 2006 was driven by a buoyant Irish economy but also, encouragingly, by the performance of our Business Banking and mortgage operations, both of which have benefited from increased customer awareness generated by our ongoing investment commitment to the market.

Net interest income increased by 32% reflecting the growth in lending and broadly stable margins which fell by 4bps to 173bps (2005 177bps). Underlying operating expenses increased by 39% as a result of our investment in the new Retail branch network which commenced in early 2006. We have now opened 24 branches and expect to complete the branch opening programme of 46 branches by the end of 2007. Lending and deposits grew by 31% and 32% respectively.

Credit conditions remain relatively benign and this is reflected in impairment losses which, as a percentage of average advances, were unchanged at 0.20% (2005 0.20%). As a percentage of closing advances, impaired loans decreased slightly to 1.87% (2005 1.98%).

In Europe & North America, underlying profit before tax increased by 39% to £393m (2005 £282m). Net interest income increased by 17% reflecting the overall growth in lending, in particular in Corporate Europe and Corporate North America. Margins fell by 39bps to 370bps (2005 409bps) as a result of the continued diversification of the Corporate portfolio.

Underlying non-interest income increased 64% mainly as a result of the full year impact of consolidating Heidelberger Leben into our results. Underlying operating expenses grew by 33%, again reflecting the consolidation of Heidelberger Leben and ongoing investments such as the expansion of our branch network in Spain and the opening of our Corporate Europe office in Stockholm.

Credit quality in 2006 again reflected the generally benign conditions in most of the markets in which we operate. Impairment losses as a percentage of average advances improved to 1.13% (2005 1.26%) and impaired loans as a percentage of closing advances improved to 0.62% (2005 1.61%). Excluding Drive, impairment losses were only £14m (2005 £32m) and as a percentage of average advances improved to 0.13% (2005 0.35%).

The disposal of our shareholding in Drive was completed in early December and gave rise to a profit on sale of £180m which has not been included in the reporting of underlying results.

Treasury & Asset Management

Underlying profit before tax increased by 33% to £350m (2005 £263m). Net interest income increased by 12% with the margin remaining broadly stable and underlying non-interest income increased by 27%. Underlying operating expenses increased by 18% as we continue to invest in the development of our overseas Treasury offices and our Asset Management capabilities.

Our Treasury team were active in executing the Group's funding and capital plans in 2006, arranging four capital issues on behalf of HBOS plc, and approximately £21bn of securitisations and covered bonds during the year.

In September 2006, we successfully listed our property investment company, Invista Real Estate, on the London AIM market, retaining a majority stake of 55% and recognising a profit of £22m at IPO. Property funds under management have subsequently increased by 35% to £9.2bn.

Total funds under management for our Asset Management businesses increased to £107.8bn in 2006 (2005 £88.7bn), helped by continued progress in the Liability Driven Investment market and above benchmark performance in most asset classes including fixed income and European

equities.

Outlook

In 2007 we expect positive continuing GDP growth in each of the majo economies in which we operate. In the UK we remain optimistic abou the UK economy with a generally benign business environmen supporting growth in secured Retail products. We continue to be cautious, however, about unsecured lending given the cumulative impac of rising interest rates, utility prices and consumer indebtedness. Ir strong Corporate lending markets, we will continue to participate fully ir originating assets but also continue our strategy of selective sell down tc enhance returns.

In the UK savings and investments markets, we estimate that UK liquic savings will exceed, for the first time ever, £1 trillion by the end of 2007 Total household financial assets (savings, mutual funds, pensions anc other collective investments) we forecast, are set to grow to £4 trillion b the end of 2007. As the UK's largest savings institution and the UK's number one provider of new investment products, this growth presents HBOS with a major opportunity.

Internationally, we plan to take advantage of the stronger GDP growtr available to us by continuing our investment in our chosen markets. Ir Ireland, this will see us complete the roll out of our retail branch networl by the end of 2007. In Australia, we will continue to make additiona investments in infrastructure and distribution which will inevitably slov profit growth in the near term, but will further strengthen our potential fo both market share and profit growth over the coming years.

Lending growth for the Group as a whole in 2007 is expected to be at o slightly above the level achieved in 2006, with similar levels of UK growtr again enhanced by stronger growth from our International businesses.

In addition to the disposal of Drive, which accounted for circa 6bps in the Group margin in 2006, we anticipate some further margin decline ir 2007, reflecting continuing competitive pressures in Retail and changes in business mix in International.

2007 will see the first major initiatives designed to deliver a 'mid-thirties cost:income ratio by 2010. Including the first year cost of this programme and the substantial investments in future growth outlined above, we are targeting overall Group cost growth of circa 7% in 2007, offering the prospect of a further improvement to our cost:income ratio.

Capital efficiency will also remain a key discipline at HBOS. As announced in December, we have established a share buybacl programme for 2007 which has been set initially at up to £500m. Durinc 2007 we will be transitioning to the use of Basel II capital measures in ou businesses, where we continue to expect a benefit reflecting the relatively simpler, lower risk HBOS business model.

In summary, the attractive revenue growth across our businesses coupled with our relentless focus on cost leadership and capita discipline, will deliver shareholders continued momentum in the cominc year.

Financial Highlights

	Year ended 31.12.2006 £m	e 31.12.

Divisional underlying profit before tax*		
Retail	**2,364**	2
Corporate	**1,663**	1
Insurance & Investment	**581**	
International	**820**	
Treasury & Asset Management	**350**	
Group Items	**(241)**	
Group underlying profit before tax	**5,537**	4
Profit attributable to ordinary shareholders	**3,820**	3
Balance Sheet		
Loans and advances to customers ('Advances')	**376,808**	343
Total assets	**591,029**	540
Customer deposits	**211,857**	200
Debt issued(1)	**203,342**	178
Shareholders' equity (excluding minority interests)	**20,685**	18
Capital Adequacy	**%**	
Tier 1 capital ratio	**8.1**	
Total capital ratio	**12.0**	
Performance Ratios	**%**	
Post tax return on mean equity(2)	**20.8**	
Cost:income ratio(3)	**40.9**	
Net interest margin	**1.78**	
Per Ordinary Share		
Earnings (basic)(5)	**100.6p**	[illegible]
Earnings (underlying)(5)	**100.5p**	[illegible]
Dividends	**41.4p**	[illegible]
Dividend growth	**15%**	
Dividend cover (basic)(6)	**2.4 times**	2.3
Dividend cover (underlying)(6)	**2.4 times**	2.4
Net asset value	**516p**	
Share Information		
Closing number of ordinary shares in issue (millions)	**3,764**	[illegible]
Average number of ordinary shares in issue for basic and underlying EPS (millions)	**3,796**	[illegible]
Value of shares bought back for cancellation (£m)	**982**	
Average price per share of buyback	**£10.01**	[illegible]

* Refer to Presentation Basis on page 12.
Notes 1 – 6 refer to pages 12 and 13.

Presentation Basis

Definition of Underlying

References to underlying incorporate the following adjustments:

- Excluding the profit on sale of Drive, mortgage endowment compensation, goodwill impairment, Retail rationalisation costs, policyholder tax payable, the impact of short term fluctuations ('STFs') and changes to economic assumptions for Long Term Assurance Business accounted for on an embedded value basis; and
- Netting against income of operating lease depreciation, impairment on investment securities, changes in insurance and investment contract liabilities, change in unallocated surplus and net claims incurred on insurance contracts.

The following table summarises the movements between profit before tax and underlying profit before tax:

	Year ended 31.12.2006 £m	Year ended 31.12.2005 £m
Profit before tax	**5,706**	4,808
Profit on sale of Drive	**(180)**	
Mortgage endowment compensation	**95**	260
Goodwill impairment	**55**	
Retail rationalisation costs		84
Policyholder tax payable	**(220)**	(200)
Short term fluctuations[4]	**81**	(110)
Underlying profit before tax	**5,537**	4,842

Notes

(1) The figures for debt issued comprise debt securities in issue and other borrowed funds.

(2) Post tax return on mean equity is calculated by dividing underlying profit attributable to ordinary shareholders the monthly average of ordinary shareholders' funds. The underlying effective tax rate for the year excludi policyholder tax payable was 29.0% (2005 29.2%).

(3) The cost:income ratio is calculated on an underlying basis.

(4) Short term fluctuations represent the impact of fluctuations in investment returns relative to those based on lonc term assumptions and variances in policyholder tax payable from an expected charge for the period.

(5) Basic earnings per share is based on profit attributable to ordinary shareholders of £3,820m (2005 £3,194m) a weighted average number of ordinary shares in issue of 3,796m (2005 3,888m). Underlying earnings per share based on underlying profit attributable to ordinary shareholders of £3,816m (2005 £3,358m).

	Year ended 31.12.2006 £m	Yea ende 31.12.200 £r
Profit attributable to shareholders	**3,879**	3,23
Preference dividends	**(59)**	(3
Profit attributable to ordinary shareholders	**3,820**	3,19
Profit on sale of Drive	**(180)**	
Mortgage endowment compensation	**67**	18
Goodwill impairment	**55**	
Retail rationalisation costs		5
Short term fluctuations	**57**	(7
Profit of disposal group classified as held for sale attributable to ordinary shareholders	**(3)**	
Underlying profit attributable to ordinary shareholders	**3,816**	3,35

(6) Basic dividend cover is calculated as profit attributable to ordinary shareholders of £3,820m (2005 £3,194

divided by dividends of £1,562m (2005 £1,389m), as detailed in the table below. Underlying dividend cover based on underlying profit attributable to ordinary shareholders of £3,816m (2005 £3,358m).

	Year ended 31.12.2006 £m	Yea ende 31.12.200 £r
Interim dividend	**512**	45
Final dividend (2006 estimated)	**1,050**	93
	1,562	1,38

The dividends in the table differ from those charged to reserves during the year as, under IFRS, ordinary dividen are only charged to reserves when the company has a contractual obligation to pay.

Key Divisional Statistics

	Year ended 31.12.2006	Year ended 31.12.2005
Retail		
Underlying profit before tax (£m)(1)	**2,364**	2,283
Gross mortgage lending (£bn)	**73.6**	60.6
Net mortgage lending (£bn)	**18.8**	11.9
Gross mortgage lending market share (estimated) (%)	**21**	21
Principal repaid mortgage lending market share (estimated) (%)	**24**	25
Net mortgage lending market share (estimated) (%)	**17**	14
Stock of mortgages market share (estimated) (%)	**21**	21
Customer deposits (£bn)	**144.6**	132.2
Share of UK Household Sector Liquid Assets (estimated) (%)	**16**	16
Loans and advances to customers (£bn)	**237.7**	219.0
Risk weighted assets (£bn)	**112.4**	109.2
Impairment losses as a % of average advances (%)	**0.48**	0.47
Impairment provisions as a % of impaired loans (%)	**33**	30
Impairment provisions as a % of closing advances (%)	**0.89**	0.88
Impaired loans as a % of closing advances (%)	**2.72**	2.97
Net interest margin (%)	**1.78**	1.84
Cost:income ratio (%)(2)	**38.4**	39.8
Corporate		
Underlying profit before tax (£m)(1)	**1,663**	1,420
Loans and advances to customers (£bn)	**85.3**	79.2
Customer deposits (£bn)	**38.7**	41.7
Risk weighted assets (£bn)	**100.7**	92.5
Impairment losses as a % of average advances (%)	**0.52**	0.56
Impairment provisions as a % of impaired loans (%)	**63**	63
Impairment provisions as a % of closing advances (%)	**0.83**	0.89
Impaired loans as a % of closing advances (%)	**1.32**	1.41
Net interest margin (%)	**2.22**	2.15
Cost:income ratio (%)(2)	**28.9**	28.7
Insurance & Investment		
Underlying profit before tax (£m)(1)		

Insurance & Investment	**581**	489
General Insurance	**304**	254
Investment Business	**277**	235
General Insurance sales (gross written premiums £m)	**1,894**	1,977
Investment sales (annual premium equivalent £m)[(3)]	**1,817**	1,473

	Year ended 31.12.2006	Year ended 31.12.2005

International

Underlying profit before tax (£m)(1)	**820**	610
Loans and advances to customers (£bn)	**53.0**	42.9
Customer deposits (£bn)	**18.3**	13.9
Risk weighted assets (£bn)	**47.1**	38.7
Impairment losses as a % of average advances (%)	**0.46**	0.48
Impairment provisions as a % of impaired loans (%)	**44**	56
Impairment provisions as a % of closing advances (%)	**0.51**	0.72
Impaired loans as a % of closing advances (%)	**1.17**	1.28
Net interest margin (%)	**2.49**	2.65
Cost:income ratio (%)(2)	**38.3**	40.0
Investment sales (annual premium equivalent £m)(3)	**103**	79

Treasury & Asset Management

Underlying profit before tax (£m)(1)	**350**	263
Risk weighted assets (£bn)	**15.0**	13.7
Net interest margin (bps)	**7**	8
Cost:income ratio (%)(2)	**47.2**	48.5
Asset Management funds under management (£bn)	**107.8**	88.7
Total Group funds under management (£bn)	**132.8**	110.3

(1) Refer to Presentation Basis on page 12.

(2) The cost:income ratio is calculated on an underlying basis.

(3) Annual Premium Equivalent ('APE') is calculated as annual pre miums plus 10% of single premiums.

Summary Consolidated Income Statement

	Year ended 31.12.2006 £m	Year ended 31.12.2005 £m
Net interest income	**7,400**	6,829
Underlying non-interest income (1)	**4,591**	4,169
Underlying net operating income (1)	**11,991**	10,998
Underlying operating expenses (1)	**(4,908)**	(4,642)
Impairment losses on loans and advances	**(1,742)**	(1,599)
Underlying operating profit (1)	**5,341**	4,757
Share of profits of jointly controlled entities and associated undertakings	**126**	39
Non-operating income	**70**	46
Underlying profit before taxation (1)	**5,537**	4,842
Profit on sale of Drive	**180**	
Mortgage endowment compensation	**(95)**	(260)
Goodwill impairment	**(55)**	
Retail rationalisation costs		(84)
Policyholder tax payable	**220**	200
Short term fluctuations	**(81)**	110
Profit before taxation	**5,706**	4,808

Tax on profit	**(1,772)**	(1,546)
Profit after taxation	**3,934**	3,262
Profit of disposal group classified as held for sale	**5**	
Profit for the year	**3,939**	3,262
Attributable to:		
Parent company shareholders	**3,879**	3,230
Minority interests	**60**	32
	3,939	3,262

Summary Consolidated Balance Sheet

	As at 31.12.2006 £m	As at 31.12.2005 £m
Assets		
Loans and advances to customers	**376,808**	343,768
Investment securities	**117,031**	104,334
Other assets	**97,190**	92,771
Total Assets	**591,029**	540,873
Liabilities		
Customer accounts	**211,857**	200,948
Debt securities in issue	**183,650**	157,961
Other borrowed funds	**19,692**	20,254
Other liabilities	**154,659**	143,254
Total Liabilities	**569,858**	522,417
Shareholders' Equity (excluding minority interests)	**20,685**	18,265
Minority interests	**486**	191
Shareholders' Equity	**21,171**	18,456
Total Liabilities and Shareholders' Equity	**591,029**	540,873

(1) Refer to Presentation Basis on page 12.

RETAIL

Underlying profit before tax in Retail increased by 4% to £2,364m (2005 £2,283m). Underlying net operating income increased by 4% whilst underlying expenses increased by just £3m. As a consequence, the cost:income ratio improved to 38.4% (2005 39.8%), more than offsetting a 6bps fall in net interest margin to 1.78% (2005 1.84%).

Credit experience continued the trends seen in the first half of the year with impairment losses increasing by 11% but impaired loans falling to 2.72% (2005 2.97%) of advances. Within this, secured impairments fell and the growth in unsecured impairments slowed.

Sales performance was strong in Mortgages, Savings and Bank Accounts, with lower unsecured lending reflecting a smaller market and our reduced appetite for such risk.

Financial Performance

Income Statement	**Year ended 31.12.2006 £m**	Y[illegible] en[illegible] 31.12.2[illegible]
Net interest income	**4,188**	4,[illegible]
Non-interest income	**1,350**	1,[illegible]
Mortgages and Savings	**493**	[illegible]
Banking	**428**	[illegible]
Business Banking	**31**	[illegible]
Personal Loans	**109**	[illegible]

Credit Cards	286	
Other	49	
Fees and commission income	1,396	1,3
Fees and commission expense	(66)	
Other operating income	20	
Net operating income	5,538	5,3
Underlying operating expenses	(2,127)	(2,1
Staff	(1,056)	(1,(
Accommodation, repairs and maintenance	(10)	
Technology	(54)	
Marketing and communication	(179)	(1
Depreciation:		
Property and equipment and intangible assets	(69)	
Other	(101)	(1
Sub total	(1,469)	(1,4
Recharges:		
Technology	(263)	(2
Accommodation	(262)	(2
Other shared services	(133)	(1
Operating profit before provisions	3,411	3,2
Impairment losses on loans and advances	(1,097)	(9
Operating profit	2,314	2,2
Share of profits of associates and jointly controlled entities	2	
Non-operating income	48	
Underlying profit before tax	2,364	2,2
Net interest margin	1.78%	1.8
Impairment losses as a % of average advances	0.48%	0.4
Cost:income ratio	38.4%	39

Operating Income and Margins
Total net operating income grew by 4% to £5,538m (2005 £5,343m). Net interest income increased by 4% to £4,188m (2005 £4,028m) and non-interest income was 3% higher at £1,350m (2005 £1,315m).

Fees and commission income grew by 3% to £1,396m (2005 £1,353m). Growth in fees from Mortgages and Savings was partially offset by lower Credit Card default fee income and commissions from the sale of Repayment Insurance in relation to unsecured lending products.

The table below summarises the movements in net interest margins and spreads.

Net Interest Margins and Spreads	**Year ended 31.12.2006 £m**	Ye end 31.12.20
Net Interest Income:		
Interest receivable	14,331	13,4
Interest payable	(10,284)	(9,5
Capital earnings	141	1
	4,188	4,0
Average Balances:		
Total interest earning assets	235,371	219,0
Interest bearing liabilities - deposits	145,756	132,0
- other	89,615	86,9
Total interest bearing liabilities	235,371	219,0
Average Rates:	%	
Gross yield on interest earning assets	6.09	6.
Cost of interest bearing liabilities	(4.37)	(4.
Net Interest Spread	1.72	1.
Capital earnings	0.06	0.
Net Interest Margin	1.78	1.

The net interest margin fell by 6bps compared to the previous year with the key movements as follows:

Movement in margin	Basis points
Net interest margin for the year ended 31 December 2005	184
Mortgages and Savings	(9)
Banking	2
Business Banking	1
Unsecured Personal Loans	(1)
Credit Cards	3
Wholesale funding	(1)
Capital earnings	(1)
Net interest margin for the year ended 31 December 2006	**178**

In aggregate, product spreads fell by 4bps. Our greater appetite for mortgage lending together with increased competition in the Buy to Let market resulted in the combined Mortgages and Savings spread narrowing by 9bps. This was partly offset by spread improvements in both Credit Cards and Banking.

Operating Expenses

Our continued commitment to strong cost management resulted in year on year growth in underlying operating expenses of just £3m to £2,127m (2005 £2,124m). This, combined with income growth of 4%, enabled us to further reduce the cost:income ratio to 38.4% (2005 39.8%).

Our robust and sustainable approach to cost management, developing IT processing systems capable of supporting our multiple brands at low cost together with automated sales systems, helps drive sustained improvements in productivity as we grow. This enables us to achieve reductions in unit operating costs and to make suitable investments to support future growth.

Credit Quality and Provisions

The overall credit quality of the Retail balance sheet remains strong with 92.7% (2005 92.2%) of customer loans secured on residential property. Despite continued challenging conditions for consumer lending, total impaired loans fell to 2.72% (2005 2.97%) of closing advances driven by a fall in secured impairments partly offset by further increases on the unsecured book.

Impairment losses as a percentage of average advances remained broadly stable at 0.48% (2005 0.47%). Total impairment losses increased by 11% to £1,097m (2005 £991m), comprising £108m (2005 £139m) for secured lending and £989m (2005 £852m) for unsecured lending. Closing provisions as a percentage of total closing advances remained broadly stable at 0.89% (2005 0.88%). Total provisions coverage of impaired loans increased to 33% (2005 30%) reflecting the higher proportion of unsecured loans in the impaired portfolio.

Secured Impairments

Total impaired secured loans continued to fall during 2006 to £4,047m (2005 £4,452m) representing 1.84% (2005 2.21%) of closing advances. The fall in impairments compares favourably to broadly stable trends in the market, with both the mainstream and specialist portfolios benefiting from the implementation of new scorecards, stricter lending policies and a more efficient collections process. The number of cases in arrears fell to 1.17% (2005 1.30%) of mainstream lending and 1.76% (2005 2.32%) of specialist lending. In total, the value of cases in arrears but not in possession decreased by 11% to £3,728m (2005 £4,203m) or 1.70% (2005 2.11%) of the value of the total portfolio.

Arrears	Cases 000s		Total Mortgages %		Value of Debt £m*		Total Mortga
	31.12.2006	31.12.2005	31.12.2006	31.12.2005	31.12.2006	31.12.2005	31.12.2006
Mainstream	**28.3**	33.0	**1.17**	1.30	**2,362**	2,593	**1.46**
Specialist	**7.8**	8.9	**1.76**	2.32	**1,366**	1,610	**2.40**
Total	**36.1**	41.9	**1.26**	1.43	**3,728**	4,203	**1.70**

* Value of debt represents total book value of mortgages in arrears.

The 2006 secured impairment charge decreased to 0.05% (2005 0.07%) of average advances, and closing secured provisions as a percentage of closing advances reduced to 0.19% (2005 0.21%). The average loan to value ('LTV') of the impaired mortgage portfolio reduced slightly to 57% (2005 58%). The equivalent figures for impaired mainstream and specialist mortgages were 52% (2005 52%) and 68% (2005 71%) respectively.

The provisions coverage of impaired secured loans remained stable at 10% (2005 10%), reflecting our unchanged, formulaic methodology for provisioning.

Unsecured Impairments

The rate of growth of impaired unsecured loans (Personal Loans, Credit Cards and Bank Accounts) moderated in the second half of 2006. This growth was driven predominantly by the residual seasoning of the pre 2004 Credit Card book.

Impaired unsecured loans increased to £2,411m (2005 £2,049m) representing 13.17% of closing advances (2005 11.51%). Provisions as a percentage of closing advances increased to 9.29% (2005 8.43%). Closing provisions cover as a percentage of impaired unsecured loans reduced slightly to 71% (2005 73%).

Corrective actions taken in 2004 to tighten lending criteria continue to drive improvements in arrears emergence on subsequent business. Whilst encouraging, we remain cautious about future impairment trends given the continued growth in UK personal insolvencies.

Personal Loans

The Personal Loans market in 2006 was characterised by the twin challenges of increasing personal insolvencies, driven by continued affordability stretch, and a reduction in market size as customers sought to reduce outstanding debt levels. Impaired Personal Loans rose to 17.0% (2005 15.6%) and provisions increased to 11.5% (2005 10.9%) of closing advances. The seasoning impact of pre 2004 business is now past its peak, with impairments decreasing slightly on an absolute basis in the second half of the year. Delinquency and loss emergence rates on new business also demonstrate a sustained improvement in the quality of business written subsequently.

Credit Cards

Credit Card impairments increased to 15.4% (2005 10.8%) and provisions increased to 11.4% (2005 8.4%) of closing advances, the rate of growth slowing in the second half of the year. The main driver of impairment growth in our book continues to be the residual seasoning of pre 2004 business. Delinquency and loss experience from business written since 2004 has performed to expectation, reflecting our continued focus on the acquisition of better quality business.

Whilst volumes of accounts new to arrears reduced, there was a slight hardening in arrears roll rates with an increase in average loss per case. We also saw some increase in both credit utilisation and overdrawn limits as a result of selectively tightening credit availability to accounts showing signs of stress.

	31.12.2006 %	31.12.2005 %
Credit utilisation(1)	**28.1**	27.8
Overdrawn limits(2)	**6.9**	6.7
Arrears roll rates(3)	**58.1**	57.0

(1) percentage of total available credit lines that are drawn down (restated to exclude unutilised expired cards).

(2) percentage of accounts in excess of credit limit.

(3) percentage of credit card balances in arrears that have worsened in the period.

Bank Accounts

Impaired Bank Accounts decreased to 5.3% (2005 6.4%) and provisions reduced to 3.6% (2005 4.6%) of closing advances, in line with our business strategy to focus on the acquisition of full facility bank account customers.

Business Banking

Impaired loans and provisions as a proportion of closing advances decreased to 5.3% (2005 8.1%) and 3.5% (2005 7.5%) respectively. This improvement was, however, primarily the result of the amalgamation of a portfolio of business banking loans originated with the Corporate division into the existing Retail portfolio in the second half of 2006.

Non-operating Income

Non-operating income of £48m (2005 £46m) comprises realised investment gains of £26m (2005 £nil), the major component being the part disposal of our investment in Rightmove, and the profit on the sale and leaseback of premises of £22m (2005 £46m).

Balance Sheet and Asset Quality Information	As at 31.12.2006	A 31.12.2
Loans & advances to customers	**£237.7bn**	£219.
Classification of advances*	**%**	
Residential mortgages	**92.1**	9
Other personal lending:		
Secured Personal Loans	**0.6**	
Unsecured Personal Loans	**3.7**	
Credit cards	**3.0**	
Banking	**0.6**	
Total	**100.0**	1(
Impairment provisions on advances	**£m**	
Secured	**408**	
Unsecured	**1,700**	1,
Total	**2,108**	1,
Impairment provisions as a % of closing advances	**%**	
Secured	**0.19**	(
Unsecured	**9.29**	8
Total	**0.89**	(
Impairment provisions as a % of impaired loans	**%**	
Secured	**10**	
Unsecured	**71**	
Total	**33**	
Impaired loans	**£m**	
Secured	**4,047**	4,
Unsecured	**2,411**	2,
Total	**6,458**	6,
Impaired loans as a % of closing advances	**%**	
Secured	**1.84**	2
Unsecured	**13.17**	11
Total	**2.72**	2
Risk weighted assets	**£112.4bn**	£109.
Customer deposits	**£144.6bn**	£132.

* Before impairment provisions.

Operational Performance

Lending and Deposit Growth
Overall Retail lending increased by 9% to £237.7bn (2005 £219.0bn) and deposits also increased by 9% to £144.6bn (2005 £132.2bn).

Mortgages
Net residential mortgage lending increased by 58% in 2006 compared to market growth of 20%. This strong performance was the result of maintaining our appetite for new mortgage business in the larger market, combined with improvements to levels of principal repaid.

Gross mortgage lending was maintained at a level consistent with our share of stock. Gross mortgage lending was £73.6bn in 2006 (2005 £60.6bn) representing a market share of 21% (2005 21%). The mortgage book increased by £18.8bn to £220bn delivering a net mortgage lending market share of 17% (2005 14%), comfortably within our target range for the year of 15%-20%. Our share of principal repaid at 24% (2005 25%) continues largely to reflect previous levels of gross lending, the benefits of our retention strategy in relation to existing customers having yet to be fully realised.

We continue to focus on strong asset cover in our secured book. However, our retention strategy for existing customers and reduced appetite for lower return remortgage business resulted in a modest increase in the LTV ratio of new lending to 64% (2005 60%). The average LTV across our entire secured lending book was stable at 44% (2005 43%) reflecting the positive contribution to collateral cover from improving retention.

Unsecured Personal Loans

We continue to focus on the acquisition of better quality business, maintaining our share of gross lending in 2006 at 10% (2005 10%) with balances reducing by 4% to £6.6bn (2005 £6.9bn). Acquisition costs continue to reduce as we concentrate our marketing effort on existing customers with good credit histories.

Credit Cards

Our Credit Card business continues to benefit from our multi-brand, multi-channel distribution strengths, enabling us to grow business volumes in higher quality segments of the market. In 2006, against the background of lower consumer spending and borrowing, we acquired 743,000 new accounts (961,000 including those acquired through our joint venture partners) resulting in an estimated market share of 11% of new credit card accounts.

Outstanding balances reduced by 4% to £7.0bn (2005 £7.3bn) in line with the market, reflecting less aggressive introductory periods, lower consumer demand and the proactive tightening of credit availability.

The implementation of lower default and late payment fees in August 2006 following the Office of Fair Trading ('OFT') ruling resulted in a reduction in fee income of circa £25m in 2006, with an estimated full year impact of £60m in 2007.

Retail Savings

Savings deposits increased by 10% to £124bn in 2006 (2005 £113bn), compared to market growth estimated to be 8% over the same period.

Although competition for deposits from both new and existing players increased during the year, growth was achieved across all brands, demonstrating the strength and diversity offered by our Retail Savings' franchise and reinforcing our position as the UK's largest savings provider with an estimated share of the Household Sector Liquid Assets of 16% (2005 16%). Strong inflows, in particular, were achieved by the Bank of Scotland and Birmingham Midshires brands, and by our tax-free range of products where we now have a 21% (2005 20%) share of balances in the cash ISA market.

In addition to net inflows, we continue to grow our customer base and remain committed to encouraging the next generation of savers. Over 2.7m new accounts were opened during the year, of which over 380,000 were children's accounts. We also attracted over 480,000 new to franchise customers.

Bank Accounts

We acquired 879,000 new Bank Accounts, representing an estimated market share of 19% (2005 16%) contributing to an increased share of stock of 13% (2005 12%). Our current account book increased by 10%, representing 77% of our total bank account sales (2005 74%).

Our sales success in 2006 was driven by further innovative product launches. Our High Interest Current Account and our award winning Student Account resulted in sales in 2006 up by more than 33% on 2005. Online banking registrations grew by 31% and online transaction volumes grew by 40%.

Business Banking

The number of customers switching to Bank of Scotland Business Banking in 2006 increased by 28% to 15,800 (2005 12,300), with both our branch and intermediary sales teams enjoying success as our 'Promise to Beat' proposition proved popular amongst SME customers. Successful new business acquisition helped to drive up revenue by 19% in 2006.

Regulatory enquiry into banking charges

In September 2006, the OFT announced a joint 'fact finding' exercise with the BBA to review the legal basis for banking charges. We have participated fully in this exercise through the BBA. As demonstrated in our response to the review of Credit Card default fees in 2006, we will co-operate fully in any ongoing enquiry. We support competition and, most importantly, we provide choice for our customers, consistent with our growth strategy and the creation of long term shareholder value.

Prospects

We continue to see opportunities for growth across all of our principal business activities. Easy to understand, competitively priced products, and rigorously controlled cost growth and risk management, will enable us to drive both customer advocacy and growth in shareholder value.

In mortgages, we will continue to pursue our five-brand market strategy, which enables us to apply flexibility in how we maintain our leading market position. Important components of our approach remain the retention of existing customers, where we intend to build on the initiative launched in July 2006. In 2007, we expect to deliver a full year share of the net mortgage market in the 15%-20% range with the profile of maturing cessations dictating that our second half performance will be stronger than the first half.

Conditions in the unsecured credit market, with high levels of indebtedness and significant affordability stretch, lend themselves to the maintenance of our current strategy of shifting the mix of business towards higher quality, existing customers.

In liquid savings, we will also continue to leverage our multi-brand capability to maintain our market leading position. This will include the launch of further 'hero' products on a selective basis, targeting specific customer needs whilst avoiding product duplication and overlap.

In summary, whilst recognising the need to choose the right time for growth in markets such as unsecured lending, in the longer term we continue to see attractive growth prospects across all of our Retail businesses. Our uniquely strong sales and distribution model gives us the ability to choose our timing, and to achieve our long term goal of profitable shares in the 15%-20% range in all our markets.

CORPORATE

Underlying profit before tax in Corporate increased by 17% to £1,663m (2005 £1,420m). Included within this strong performance, underlying net operating income grew by 9% and underlying expenses by 9%. Net interest margins improved and impairment losses remained flat year-on-year. Our share of profits from associates and joint ventures increased to £157m (2005 £65m).

Financial Performance

Income Statement	**Year ended 31.12.2006 £m**	Y(enc 31.12.2(
Net interest income	**1,861**	1,6
Non-interest income	**1,709**	1,3
Commitment fees	**39**	
Guarantee fees	**23**	
International fees	**49**	
Transaction fees	**63**	
Underwriting fees	**89**	
Other	**99**	1
Fees and commission income	**362**	3
Fees and commission expense	**(21)**	(
Profit on sale of investment securities	**224**	1
Operating lease rental income	**1,006**	6
Other operating income	**138**	2
Net operating income	**3,570**	3,(
Operating expenses	**(1,571)**	(1,2
Staff	**(447)**	(4
Accommodation, repairs and maintenance	**(2)**	
Technology	**(16)**	
Marketing and communication	**(31)**	(
Depreciation:		
Property and equipment and intangible assets	**(31)**	(
Other	**(91)**	(
Sub total	**(618)**	(5

Recharges:		
Technology	(50)	(
Accommodation	(53)	(
Other shared services	(62)	(
Underlying operating expenses	(783)	(7
Operating lease depreciation	(788)	(5
Impairment on investment securities	(69)	(
Operating profit before provisions	**1,930**	1,7
Impairment losses on loans and advances	**(424)**	(4
Operating profit	**1,506**	1,3
Share of profits of associates and jointly controlled entities	**157**	
Underlying profit before tax	**1,663**	1,4
Net interest margin	**2.22%**	2.1
Impairment losses as a % of average advances	**0.52%**	0.5
Cost:income ratio	**28.9%**	28.

Operating Income and Margins

Underlying net operating income increased by 9% in 2006 to £2,713m (2005 £2,500m). Net interest income grew by 10% to £1,861m (2005 £1,695m) and underlying non-interest income grew by 6% to £852m (2005 £805m). In a buoyant, competitively priced market, we continue to actively sell down positions that might otherwise dilute returns or result in a concentration of risk, contributing to an improved net interest margin of 2.22% (2005 2.15%).

Movement in margin	Basis points
Net interest margin for the year ended 31 December 2005	215
Lending margins	15
Lex*	(5)
Capital earnings	(3)
Net interest margin for the year ended 31 December 2006	**222**

* Reflects the funding cost of operating lease assets included in net interest income

Net fees and commission income increased by 16% to £341m (2005 £293m). Realised gains from our diversified investment portfolio increased by 37% to £224m (2005 £163m). Notwithstanding this, unrealised gains in the portfolio at the end of the year were higher than at the beginning, providing further confidence that such gains are sustainable going forward. As anticipated, other operating income decreased by 44% to £138m (2005 £248m), 2005 having benefited from a small number of large, non-recurring dividend receipts.

Operating Expenses

Cost efficiency continues to be a key differentiator for our Corporate business. In 2006, underlying expenses increased by 9% to £783m (2005 £717m), with the cost:income ratio moving to 28.9% (2005 28.7%). Excluding the impact of Lex which became a wholly owned subsidiary from 31 May 2006, underlying expenses would have increased by just 5% and the cost:income ratio would have fallen to 28.3%.

Credit Quality and Provisions

Impairment losses remained stable at £424m (2005 £428m), comparing favourably to lending growth of 8%. As a percentage of average advances, impairment losses improved to 0.52% (2005 0.56%) and impairment provisions as a percentage of closing advances improved to 0.83% (2005 0.89%). This reflects the prudent balance struck between our market share ambitions and our natural caution at this stage of a benign credit cycle.

Associates and Jointly Controlled Entities

Associates and joint ventures, most of which form part of our Corporate investment portfolio, continue to be a key source of profitable activity. Strong markets have resulted in sustained uplifts to the valuation of assets held within these entities, contributing to profits of £157m in 2006 (2005 £65m).

Lex Vehicle Finance ('Lex')

On 31 May 2006, we acquired the remaining 50% of shares in Lex. As a wholly owned subsidiary from that date, it has subsequently been fully consolidated within the Corporate income statement. Prior to 31 May 2006, our share of profits from Lex, was reported as a jointly controlled entity. The table below shows the results of Lex included in the Corporate income statement.

	Year ended 31.12.2006 £m	Yea ende 31.12.200 £n
Net operating income	**293**	
Operating lease depreciation	**(235)**	
Underlying operating expenses	**(31)**	
Operating profit	**27**	
Share of profits of associates and jointly controlled entities	**8**	1
Underlying profit before tax	**35**	1

The acquisition of Lex makes HBOS number one in the contract hire market with added reach into brokers, the public sector, SMEs and large corporates. This emphasises our commitment to creating a world class contract hire business and builds on the strong position we have already established for our Vehicle, Asset and Motor businesses.

	As at 31.12.2006	A 31.12.2

Balance Sheet and Asset Quality Information

Loans and advances to customers	**£85.3bn**	£79
Impairment provisions on advances	**£709m**	£7
Impairment provisions as a % of closing advances	**0.83%**	0.
Classification of advances*:	**%**	
Agriculture, forestry and fishing	**1**	
Energy	**2**	
Manufacturing industry	**5**	
Construction and property:		
Property investment	**18**	
Property development	**6**	
Housing associations	**3**	
Housebuilders	**2**	
Other property	**6**	
Hotels, restaurants and wholesale and retail trade	**10**	
Transport, storage and communication	**7**	
Financial	**5**	
Other services	**19**	
Individuals	**3**	
Overseas residents	**13**	
	100	
Impaired loans	**£1,124m**	£1,1
Impaired loans as a % of closing advances	**1.32%**	1.
Impairment provisions as a % of impaired loans	**63%**	
Risk weighted assets	**£100.7bn**	£92
Customer deposits	**£38.7bn**	£41

* Before impairment provisions.

Operational Performance

Lending

The strength of our franchise and our move to an asset class management strategy, which is driving best in class behaviours in our chosen markets, has enabled us to maintain strong growth in originations. During 2006, we maintained our stringent lending criteria, focusing on sectors, partners and returns rather than volume, and continued our rigorous approach to portfolio management through active participation in the sell down market. Lending increased by 16% before sell downs and by 8% after sell downs in 2006 to £85.3bn (2005 £79.2bn).

Property continues to be the largest concentration within our lending book, representing 35% of the portfolio. The property portfolio consists of property investment 18%, property development 6%, housing associations 3%, housebuilders 2% and other property 6%. We have extensive knowledge of the UK property sector and our specialist property lending models, along with considered lending criteria, ensure that our portfolio risk is well diversified, both in asset type and tenant concentration.

The other sectors within our lending book have also performed in line with our expectations. The service sectors (financial and others) have performed consistently and together represent 24% of our portfolio. We have also experienced a satisfactory performance from sectors associated with the slowdown in the retail sector such as retail, hotels, restaurants and manufacturing. These sectors represent 15% of our portfolio.

Some 7% of our lending book supports individual transactions in the private equity market. This market again saw strong growth in 2006, with an overall increase in leverage levels. Our approach has continued to be very selective, with a focus on supporting transactions by private equity houses with good track records across varying economic environments. The UK portfolio management team maintain very close contact with our origination teams, monitoring the performance of individual customers and private equity houses. We have

also taken advantage of high liquidity in the market to sell down debt positions to hold levels with which we are comfortable, with the average hold level across the portfolio being below £25m.

We continue to be one of the largest and most efficient players in the motor finance market, with 16% of our portfolio representing our asset finance and motor business. This covers the whole range of secured debt and leasing from high value aircraft, rail and marine financing to high volume office equipment financing.

As at 31 December 2006, the book value of our portfolio of investments (i.e. equity, preference shares and loan stock held in companies, funds, joint ventures and associates) was £2.5bn (2005 £1.9bn) and the number of holdings was in excess of 500. Of this portfolio, less than half of the book value was invested in private equity.

Deposits

As a consequence of our decision to price away unattractive deposits, customer deposits decreased by 7% to £38.7bn (2005 £41.7bn). As a corollary, we now move forward with a higher quality deposit book more suited to our longer term funding requirements.

Prospects

Commentators are now predicting a soft landing for the UK economy and a return to trend growth in the medium term. The UK equity markets are benefiting from earnings growth following cost control and improved margins in UK companies. However, given the tightening credit cycle, our approach will continue to centre on 'quality first' and being highly selective on which investment opportunities to pursue.

Our presence in England & Wales continues to grow and we remain focused on improving performance in our chosen asset classes in that market. Our renewed and invigorated approach to the SME market in England & Wales will drive strong value creation as we capture an increased share of this attractive profit pool. We will seek to leverage our existing strengths and relationships in areas such as specialist financing, ultimately extending these to full banking relationships, and also attract new client segments through the development of a distinctive core banking offer.

Through our asset class management strategy we will further sharpen our focus on our core markets to enhance our depth of knowledge and experience. By concentrating our attention on markets where we have expertise, we will continue to develop long term relationships with our chosen customers.

Combining these initiatives with our willingness to 'look at things differently', we are confident of driving sustained shareholder value creation and significant profit growth in 2007 and beyond.

INSURANCE & INVESTMENT

Underlying profit before tax in Insurance & Investment increased by 19% to £581m (2005 £489m) with General Insurance profit increasing by 20% to £304m (2005 £254m) and Investment profit increasing by 18% to £277m (2005 £235m). Investment profit on the Full Embedded Value basis (described in the supplementary EV information on pages 74 to 77) increased by 30% to £539m (2005 £414m).

General Insurance sales, as measured by Gross Written Premium ('GWP'), decreased by 4% to £1,894m (2005 £1,977m) reflecting a strong performance in Household Insurance (up 11%) offset by lower sales in Repayment Insurance (down 10%) and Motor Insurance (down 9%).

Investment sales, as measured by Annual Premium Equivalent ('APE'), increased by 23% to £1,817m (2005 £1,473m) with strong growth in all three channels; Bancassurance up 12%, Intermediary up 28% and Wealth Management up 58%.

Our continued focus on cost efficiency resulted in underlying operating expenses increasing by only 2% whilst underlying non-interest income increased by 8%.

Financial Performance

Income Statement	Year ended 31.12.2006 £m	Y enc 31.12.2C
Net interest income	**(93)**	(

Non-interest income	10,773	12,9
Fees and commission income	119	1
Fees and commission expense	(784)	(8
Net earned premiums on insurance contracts	5,161	4,4
Change in value of in-force long term assurance business	179	3
Investment and other operating income	6,098	8,7
Net operating income	10,680	12,8
Operating expenses	(10,062)	(12,3
Staff	(359)	(3
Accommodation, repairs and maintenance	(20)	(
Technology	(34)	(
Marketing and communication	(39)	(
Depreciation:		
Property and equipment and intangible assets	(51)	(
Other	(219)	(2
Sub total	(722)	(7
Recharges:		
Technology	(45)	(
Accommodation	(35)	(
Other shared services	(18)	(
Underlying operating expenses	(820)	(8
Change in investment contract liabilities	(2,898)	(5,1
Net claims incurred on insurance contracts	(2,215)	(1,8
Net change in insurance contract liabilities	(3,560)	(4,0
Change in unallocated surplus	(569)	(3
Operating profit	618	5
Share of losses of associates and jointly controlled entities	(37)	(
Underlying profit before tax	581	4

General Insurance Business

Financial Performance

In a highly competitive market, underlying profit before tax in General Insurance increased by 20% to £304m (2005 £254m) reflecting our continued focus on retention alongside strong underwriting performance. GWP fell by 4% to £1,894m (2005 £1,977m). Notwithstanding strong price competition, Household Insurance sales grew by 11% although Repayment Insurance was down 10%, reflecting reduced unsecured personal lending volumes. In Motor, sales were down 9% in a highly competitive market which has yet to see a sustained increase in prices that would warrant the pursuit of faster sales growth.

Underlying non-interest income increased by 14% to £450m (2005 £396m). Underlying operating expenses increased by 3% to £136m (2005 £132m).

Income Statement	**Year ended 31.12.2006 £m**	Y enc 31.12.2C
Net interest income	27	
Non-interest income	848	7
Fees and commission income	16	
Fees and commission expense	(546)	(5
Net earned premiums on insurance contracts	1,315	1,2
Change in value of in-force long term assurance business	(5)	
Investment and other operating income	68	
Net operating income	875	8
Operating expenses	(534)	(5
Underlying operating expenses	(136)	(1
Net claims incurred on insurance contracts	(352)	(3
Net change in insurance contract liabilities	(46)	(
Operating profit	341	2
Share of losses of associates and jointly controlled entities	(37)	(
Underlying profit before tax	304	2

Operational Performance

General Insurance Sales	Gross Written Prem	
	Year ended 31.12.2006 £m	) en 31.12.2
Household	618	
Repayment:		
1st party	528	
3rd party	420	
Motor	298	
Other	30	
Total	**1,894**	1,

* 2005 GWP re-analysed to reflect a revised allocation of 'other' insurances to the Household caption.

Household Insurance

Notwithstanding strong price competition at this stage in the cycle, sales of Household Insurance increased by 11% to £618m GWP (2005 £557m). Policy numbers increased by 10% to 3.2m (2005 2.9m), 53% of new policy sales being generated from Group distribution channels and the balance through 3rd party distributors.

Going forward, we will further leverage the Group's market leading mortgage position and distribution strengths to drive further profitable growth. Sales through the Retail branch network in 2006 increased by 9% to £139m (2005 £127m) and internet sales increased by 39% to £25m (2005 £18m). Following the sale of the Paymentshield

intermediary business in November 2006, we terminated the underwriting agreement with Paymentshield. This agreement contributed £92m of GWP in 2006, and consequently we expect sales through 3rd party channels will reduce in 2007.

The quality of our Household Insurance products and service was reinforced by the recent confirmation of our 5 Star Defaqto rating for the fourth consecutive year.

Underwriting performance in Household Insurance has been good, underpinned by continuing benign weather conditions in 2006 but also reflecting our continued investment in claims management. This has contributed to an exceptionally good Household Insurance loss ratio of 45% (2005 49%).

Repayment Insurance

Sales of Repayment Insurance fell by 10% to £948m GWP (2005 £1,048m) primarily as a result of lower unsecured personal lending volumes, with sales to Group customers down by 7% to £528m (2005 £565m). Whilst volumes of unsecured personal loan and credit card Repayment Insurance have fallen, sales of mortgage Repayment Insurance increased by 4% to £95m (2005 £91m).

Our claims management service continues to receive excellent results in industry-wide surveys whilst also delivering tight control of overall claims costs. This excellent customer service provides an important competitive advantage in attracting and retaining 3rd party business.

On 7 February, the OFT announced their decision to refer Repayment Insurance (otherwise known as Payment Protection Insurance) to the Competition Commission ('CC'). The CC has now commenced an investigation of the Repayment Insurance market, which will take at least a year but no more than two years to complete. Whilst the OFT recognised that Repayment Insurance provides worthwhile cover and peace of mind for many customers, they cited a number of market features which could, in their opinion, reduce competition and lead to poor value for money. We will participate fully with the CC investigation and in doing so we will seek to lead the market in any market or product developments to the benefit of customers and shareholders alike.

In addition, the FSA announced in January 2007 that it would be undertaking a further thematic review of the Repayment Insurance industry. We will continue to work with the FSA to ensure that our claims management and sales processes address the needs of our customers.

Motor Insurance
Sales of Motor Insurance decreased by 9% to £298m GWP (2005 £327m). Highly competitive conditions have severely restricted scope for premium rate increases in the market for most of 2006, reducing the extent to which customers 'shop around' for a better price. This has limited the opportunities for us to grow market share.

Consistent with our focus on long term shareholder value, we have concentrated on retaining existing customers, maintaining underwriting disciplines and maximising operational efficiency to protect profitability. We expect the planned transfer of First Alternative's book of business to esure to gain the appropriate regulatory and legal approvals in the first half of 2007, resulting in significant capital efficiency gains.

In the light of increasing claims inflation and low investment returns, current market pricing is, in our view, not sustainable and we therefore expect to see premium rate rises across the industry in 2007. This will stimulate increased switching activity and the opportunities for renewed sales growth. In the meantime, we will continue to innovate through brand and product differentiation as a means of generating new sales. The Sheilas' Wheels brand, targeted at female drivers, is a clear example of success in this area with sales volumes far exceeding our initial expectations.

Investment Business

Financial Performance

Underlying profit before tax in the Investment Business increased by 18% to £277m (2005 £235m). Underlying non-interest income increased by 6% whilst underlying operating expenses increased by 2%.

Income Statement	**Year ended 31.12.2006 £m**	Year enc 31.12.2(
Net interest income	**(120)**	(1
Non-interest income	**9,925**	12,1
Fees and commission income	**103**	
Fees and commission expense	**(238)**	(2
Net earned premiums on insurance contracts	**3,846**	3,2
Change in value of in-force long term assurance business	**184**	2
Investment and other operating income	**6,030**	8,7
Net operating income	**9,805**	12,(
Operating expenses	**(9,528)**	(11,7
Underlying operating expenses	**(684)**	(6
Change in investment contract liabilities	**(2,898)**	(5,1
Net claims incurred on insurance contracts	**(1,863)**	(1,5
Net change in insurance contract liabilities	**(3,514)**	(4,(
Change in unallocated surplus	**(569)**	(3
Underlying profit before tax	**277**	2

The above income statement includes a number of items which relate solely to policyholder payments and benefits. When these are netted off against each other, the income statement can be simplified as follows:

Simplified Income Statement	**Year ended 31.12.2006 £m**	Year e 31.12.2
Net interest income	**(120)**	
Underlying non-interest income	**1,081**	1
Underlying net operating income	**961**	
Underlying operating expenses	**(684)**	
Underlying profit before tax	**277**	

Under IFRS, insurance contracts (i.e. investment business which carries significant insurance risk as well as 'with-profit' contracts) are accounted for on an embedded value ('EV') basis, whereas investment contracts (i.e. investment business which does not carry significant insurance risk) are accounted for under IAS 39. Consequently, on an IFRS basis the income statement incorporates two very different profit recognition patterns depending on the nature of the contract. The table below sets out the contribution from each type of

contract.

	Year ended 31.12.2006 £m	Year ended 31.12.2005 £m

Contribution from insurance contracts *	**485**	491
Contribution from investment contracts *	**50**	(2)
Development expenditure	**(67)**	(80)
Overheads associated with development activity*	**(56)**	(45)
Other income and costs	**(7)**	(11)
Debt financing cost **	**(128)**	(118)
Underlying profit before tax	**277**	235

* The figures for 2005 have been re-analysed to reflect changes to the overhead allocation methodology.

** Debt financing cost includes the interest cost of subordinated debt finance previously included within the Contribution from insurance contracts.

Insurance Contracts (accounted for on an EV basis)
The contribution from insurance contracts decreased by 1% in 2006 to £485m (2005 £491m) as a result of lower actual vs expected experience on existing business.

The contribution from new business increased by 23% to £216m (2005 £176m) reflecting continued growth in sales of insurance contracts (up 18%), with bonds sold in our Bancassurance channel making an important contribution. The expected contribution from existing business increased by 5% to £140m (2005 £133m) as a result of the growth of the in-force book. Actual vs expected experience was lower at £16m (2005 £77m) reflecting a strong 2005 comparative.

	Year ended 31.12.2006 £m	Year ended 31.12.2005 £m
Contribution from existing business:		
Expected contribution	**140**	133
Actual vs expected experience *	**16**	77
	156	210
Contribution from new business	**216**	176
Investment earnings on net assets using long term assumptions	**113**	105
Contribution from insurance contracts *	**485**	491

* The figures for 2005 have been re-analysed to reflect changes to the overhead allocation methodology.

Investment Contracts (accounted for on an IAS 39 basis)
Under IAS 39, profit recognition on investment contracts is deferred to later years with a loss typically recorded in the year of sale. Continued growth in investment contract sales (up 25%) increased this new business strain in 2006. However, strong growth in the contribution from existing business, which grew 35% to £279m (2005 £206m), as our in-force book increased in size and asset values rose, resulted in investment contracts making an overall net positive contribution of £50m (2005 £(2)m) to underlying profit despite the strong sales growth.

	Year ended 31.12.2006 £m	Year ended 31.12.2005 £m
Contribution from existing business *	**279**	206
Contribution from new business *	**(229)**	(208)
Contribution from investment contracts *	**50**	(2)

* The figures for 2005 have been re-analysed to reflect changes to the overhead allocation methodology.

Total liabilities for investment contracts (which provide an indication of the funds under management) amounted to £37.3bn at the end of 2006 (2005 £29.3bn).

Full EV Basis Supplementary Information
To assist in the understanding of the underlying performance and value generation of the Investment Business, supplementary information is set out on pages 74 to 77, providing income statement and balance sheet information for our UK Investment Business on a consistent EV accounting basis for both insurance and investment contracts. We refer to this basis as the 'Full EV' basis.

New Business Profitability

With the publication of the Full EV basis supplementary information on pages 74 to 77 and with the industry-wide demise of the Achieved Profits basis previously used to report the new business profitability of our Investment Business, new business profitability will, from now onwards, be reported by reference to the Full EV basis. This results in new business profitability for 2005 which is 2% of APE lower than previously reported because the Full EV basis allocates a higher proportion of overhead expenses to new business.

New business profitability by channel and product type on the Full EV basis is set out below.

New Business Profitability (Full EV basis)	**Year ended 31.12.2006 % APE**	Year ended 31.12.2005 % APE
Bancassurance	**33**	29
Intermediary	**10**	8
Wealth Management	**36**	37
Total	**27**	24
Life & Pensions	**26**	26
Mutual Funds	**29**	20
Total	**27**	24

New business profitability increased strongly in 2006 to 27% (2005 24%) reflecting our continued focus on value creation. In Wealth Management, profitability remains strong at 36% (2005 37%), with the decrease in margin being due to higher sales of pensions business post Pensions 'A' Day. Our Bancassurance channel continues to deliver strong margins through the efficiency of our model and the productivity of our sales forces, and margins in this channel increased to 33% (2005 29%). There has also been an increase in profitability in the Intermediary channel to 10% (2005 8%) reflecting reducing unit costs and increased average policy sizes.

Overall Life & Pensions margins remained strong at 26%. The increase in Mutual Funds profitability largely reflects efficiencies from increased scale, larger case sizes and changes in the mix of funds.

Operational Performance

Investment sales increased by 23% to £1,817m APE (2005 £1,473m) reflecting strong growth across all 3 distribution channels with Bancassurance up 12%, Intermediary up 28% and Wealth Management up 58%.

Investment Sales*	**Year ended 31.12.2006 Single £m**	**Year ended 31.12.2006 Annual £m**	**Year ended 31.12.2006Total £m**	**Year ended 31.12.2006Total APE £m**	Year ended 31.12.2005 Single £m	Year ended 31.12.2005 Annual £m	Year ended 31.12.2005Total £m
Investment Bonds	**6,645**	**23**	**6,668**	**688**	5,767	12	5,779
Individual Pensions	**2,293**	**243**	**2,536**	**472**	1,607	160	1,767
Group Pensions	**84**	**115**	**199**	**123**	51	70	121
Annuities	**292**		**292**	**29**	242		242
Protection		**40**	**40**	**40**		55	55
Mutual Funds	**1,790**	**286**	**2,076**	**465**	1,665	243	1,908
Total	**11,104**	**707**	**11,811**	**1,817**	9,332	540	9,872
Bancassurance	**5,482**	**389**	**5,871**	**937**	5,130	325	5,455
Intermediary	**3,035**	**228**	**3,263**	**531**	2,591	155	2,746
Wealth Management	**2,587**	**90**	**2,677**	**349**	1,611	60	1,671
Total	**11,104**	**707**	**11,811**	**1,817**	9,332	540	9,872
Insurance Contracts**	**3,776**	**85**	**3,861**	**462**	3,096	81	3,177
Investment Contracts	**7,328**	**622**	**7,950**	**1,355**	6,236	459	6,695

Total	**11,104**	**707**	**11,811**	**1,817**	9,332	540	9,872

* APE is calculated as annual premiums plus 10% of single premiums.

** Accounted for on an EV basis under IFRS reporting.

Movement in assets under management

At a time when there is a considerable amount of business replacement activity across the industry, particularly in the Intermediary channel following Pensions 'A' Day, the following table is designed to assist in understanding net flows of investment business (i.e. premiums received less the outflow of funds from surrendered or matured policies) in addition to sales growth and investment returns.

	Year ended 31.12.2006 £bn	er 31.12.2
Opening assets under management	**68.1**	
Premiums (new and existing business)	**12.2**	
Maturities & claims	**(2.4)**	
Lapses (i.e. surrenders and repurchases)	**(7.4)**	
Net inflow of business	**2.4**	
Investment return (net of charges)	**5.6**	
Increase in assets under management	**8.0**	
Closing assets under management	**76.1**	
Lapse rate (i.e. lapses as % of average assets)	**10%**	

Assets under management increased by £8.0bn (up 12%) to £76.1bn with premiums from new and existing business increasing by 12%. Lapses, however, also increased, primarily in the Intermediary channel as a result of replacement activity associated with Pensions 'A' Day and higher lapses on with-profit bonds. Net inflows were £2.4bn (2005 £2.6bn) and investment returns (net of charges) were £5.6bn (2005 £8.1bn).

Bancassurance

Sales through the Bancassurance channel increased by 12% to £937m APE (2005 £838m). Although sales growth was slower than other channels, the profitability and persistency of this business is strong. With over one million customers, we continue to reinforce our position as the clear number one bancassurer in the UK with simple value for money 'no load' products provided alongside full financial advice, offering our customers a compelling proposition.

We believe that our Bancassurance sales forces remain the most productive in the market with approximately £620,000 APE per active adviser in our branches (2005 £590,000) and £850,000 APE (2005 £700,000) per client manager in the Bank of Scotland Investment Service ('BOSIS') high net worth sales force.

Additional new business growth through our branch based Personal Financial Advisers ('PFAs') has come, in part, from the expansion of our Retail branch network. The opening of further branches across the South East of England, together with the benefits from branch regeneration activity, will help to drive future growth. BOSIS is becoming an increasingly important source of new business. Sales through this channel increased by 26% to £211m APE (2005 £168m). In an environment of increasing personal wealth, we expect this channel to be an important driver of future growth.

Intermediary

Intermediary sales increased by 28% to £531m APE (2005 £414m). Impressive growth was again seen in our offshore proposition (up 104%) through our Global Investor Product, and also in our pensions products. Our full pension product range has been successfully transitioned to the simplified regime introduced after Pensions 'A' Day and we continue to benefit from our well regarded technical support to IFAs and other intermediary partners under the Clerical Medical brand.

Continued strong growth in volumes is helping to drive down unit costs and this, together with changes in business mix, has improved new business margins. We will continue our selective approach to this channel, focusing on individual pensions and investment business, where we are able to leverage the strengths of the

HBOS Group to generate stronger returns, in preference to Group Pensions business where margins are thin and the future of the market is uncertain given the planned introduction of personal pension accounts, as proposed by the Government in its pensions White Paper of December 2006.

Page 35

In keeping with competitors, we have also put in place specific initiatives to help reduce the relatively high level of lapses experienced in the Intermediary channel in 2006. This will include special reinvestment offers for customers switching out of the with-profit fund.

Wealth Management

Sales at St. James's Place ('SJP') increased by 58% to £349m APE (2005 £221m) in yet another year of strong performance. Sales of investment bonds continued to be strong whilst at the same time significant growth in pensions business was generated from the Pensions 'A' Day changes. Fund performance and business retention have been excellent, with funds under management up 25% to £15.4bn (2005 £12.3bn). Partner numbers now stand at 1,157.

Prospects

Our objective for Insurance & Investment remains unchanged, namely to be the UK's leading insurance and investment group. Our long term ambition is to grow market share in all the sectors in which we operate but in doing so our emphasis will continue to be on profitable growth. Our strategy is based on the core strengths of our existing multi-channel, multi-brand operating model, leveraging the strength of the Group's brands and customer base, but also further extending our presence in 3rd party channels.

In General Insurance, whilst short term sales growth has been tempered by slower unsecured lending growth and competitive conditions in the motor market, we believe that the medium term prospects for our combined personal lines businesses continue to be strong subject to some regulatory uncertainty until the Competition Commission enquiry reports. In particular, in 2007 we will leverage our market leading position in Mortgages to target further growth in Household Insurance, through the development of our product propositions and brand offerings, and we will utilise the strength of the esure and Sheilas' Wheels brands to grow our Motor Insurance business when the pricing cycle turns.

In Investment, demographic trends and increasing wealth point to significant long term growth potential. Our multi-brand, multi-channel operating model continues to deliver strong net growth and represents a clear source of competitive advantage. This will remain at the core of our strategy as we continue to grow market share on profitable terms and consolidate our position as the number one investment business in the UK.

Page 36

INTERNATIONAL

Underlying profit before tax increased by 34% to £820m (2005 £610m), with all three businesses contributing to this growth. In Australia, strong growth in income came from market share gains and corporate lending. Ireland saw significant volume uplifts and higher profits notwithstanding the roll out costs of the retail branch network. Europe & North America benefited from strong growth across all of the businesses.

Lending increased by 24% to £53.0bn (2005 £42.9bn) and deposits increased by 32% to £18.3bn (2005 £13.9bn).

Financial Performance

Income Statement	**Year ended 31.12.2006 £m**	Y enc 31.12.2C :
Net interest income	**1,239**	1,(
Non-interest income	**929**	ξ
Fees and commission income	**237**	2
Fees and commission expense	**(191)**	(1
Net earned premiums on insurance contracts	**488**	1
Change in value of in-force long term assurance business	**104**	
Operating lease rental income	**36**	
Investment and other operating income	**255**	1
Net operating income	**2,168**	1,ξ

Operating expenses	(1,128)	(7
Staff	(350)	(2
Accommodation, repairs and maintenance	(43)	(
Technology	(33)	(
Marketing and communication	(45)	(
Depreciation:		
Property and equipment and intangible assets	(33)	(
Other	(139)	(1
Sub total	(643)	(5
Recharges:		
Technology	(1)	
Accommodation	(1)	
Underlying operating expenses	(645)	(5
Operating lease depreciation	(24)	(
Change in investment contract liabilities	(12)	1
Net claims incurred on insurance contracts	(113)	(1
Net change in insurance contract liabilities	(334)	(1
Impairment on investment securities	(2)	
Operating profit before provisions	1,038	7
Impairment losses on loans and advances	(221)	(1
Operating profit	817	6
Share of profits/(losses) of associates and jointly controlled entities	3	
Underlying profit before tax	820	6
Net interest margin	2.49%	2.6
Impairment losses as a % of average advances	0.46%	0.4
Cost:income ratio	38.3%	40.

Balance Sheet and Asset Quality Information	As at 31.12.2006	A 31.12.2
Loans and advances to customers	£53.0bn	£42.
Impairment provisions on advances	£272m	£3
Impairment provisions as a % of closing advances	0.51%	0.:
Classification of advances*:	%	
Agriculture, forestry and fishing	1	
Energy	2	
Manufacturing industry	3	
Construction and property	19	
Hotels, restaurants and wholesale and retail trade	8	
Transport, storage and communication	2	
Financial	2	
Other services etc.	5	
Individuals:		
Home mortgages	27	
Other personal lending	5	
Overseas residents	26	
	100	
Impaired loans	£620m	£5
Impaired loans as a % of closing advances	1.17%	1.:
Impairment provisions as a % of impaired loans	44%	!
Risk weighted assets	£47.1bn	£38.
Customer deposits	£18.3bn	£13.

* Before impairment provisions.

The results of our International businesses are converted to sterling monthly at the average exchange rate for the month. The average exchange rates for the respective reporting periods were:

	Year ended 31.12.2006	e 31.12.:
£1 : Australian dollar	**2.45**	
£1 : euro	**1.47**	
£1 : US dollar	**1.84**	

The closing exchange rates used in the conversion of the International balance sheets were:

	As at 31.12.2006	31.12.:
£1 : Australian dollar	**2.49**	
£1 : euro	**1.49**	
£1 : US dollar	**1.97**	

Australia

Underlying profit before tax in HBOS Australia ('HBOSA') increased by 24% to £278m (2005 £224m notwithstanding the considerable investment in people, technology and branches. Profit growth was achieve in all businesses by the delivery of strong growth in income, lending and market shares. Lending increased b 24% to £24.5bn (2005 £19.7bn) with deposits increasing by 28% to £11.5bn (2005 £9.0bn).

Financial Performance

Income Statement	**Year ended 31.12.2006 £m**	Y enc 31.12.2(
Net interest income	**501**	
Non-interest income	**166**	
Fees and commission income	**113**	
Fees and commission expense	**(12)**	
Net earned premiums on insurance contracts	**21**	
Operating lease rental income	**9**	
Other operating income	**35**	
Net operating income	**667**	
Operating expenses	**(331)**	(3
Staff	**(171)**	(1
Accommodation, repairs and maintenance	**(21)**	
Technology	**(24)**	
Marketing and communication	**(21)**	
Depreciation:		
Property and equipment and intangible assets	**(16)**	
Other	**(53)**	
Underlying operating expenses	**(306)**	(2
Operating lease depreciation	**(6)**	
Change in investment contract liabilities	**(11)**	
Net claims incurred on insurance contracts	**(2)**	
Net change in insurance contract liabilities	**(6)**	
Operating profit before provisions	**336**	
Impairment losses on loans and advances	**(59)**	
Operating profit	**277**	
Share of profits of associates and jointly controlled entities	**1**	
Underlying profit before tax	**278**	
Net interest margin	**2.33%**	2.3
Impairment losses as a % of average advances	**0.27%**	0.1
Cost:income ratio	**47.7%**	52

Operating Income and Margins
Underlying net operating income increased by 21% to £642m (2005 £532m) assisted by a 24% growth in lending.

Net interest income increased by 21% to £501m (2005 £413m). Increased asset and deposit growth was partially offset by a decline in margin. Since HBOSA launched its aggressively priced products, competition has intensified, reducing margins. The interest margin declined to 2.33% (2005 2.39%).

Movement in margin	Basis points
Net interest margin for the year ended 31 December 2005	239
Lending margins	(6)
Net interest margin for the year ended 31 December 2006	**233**

Underlying non-interest income rose by 18% to £141m (2005 £119m) benefiting from growth in the Retail, Commercial and Corporate businesses, and the full year contribution of Insurance & Investment income following

the purchase of RACV Financial Services in March 2005. This is reflected in the 14% increase in fee and commission income and the 31% increase in net earned premiums on insurance contracts.

Operating Expenses
Underlying operating expenses increased by 10% to £306m (2005 £278m). Our continuing investment in physical distribution (particularly business banking centres), brand recognition, customer facing staff, new products and back office infrastructure is designed to underpin our growth ambitions. Notwithstanding this, the cost:income ratio improved to 47.7% (2005 52.3%) as a result of the 20% growth in net operating income. As we continue to pursue our goal of providing an alternative to the existing established financial service providers, we will accelerate our investment spend during 2007, expanding our retail and business banking physical presence as well as investing further in our strategic business brands and support functions.

Credit Quality and Provisions
Impaired loans as a percentage of closing advances increased to 1.00% (2005 0.66%) primarily as a result of a small number of impaired corporate transactions on which the ultimate recovery rate is expected to be high. Provisions as a percentage of impaired loans fell to 46% (2005 62%). Impairment losses as a percentage of average advances rose to 0.27% (2005 0.19%).

Balance Sheet and Asset Quality Information	**As at 31.12.2006**	A 31.12.2
Loans and advances to customers	**£24.5bn**	£19.
Impairment provisions on advances	**£113m**	£
Impairment provisions as a % of closing advances	**0.46%**	0.
Classification of advances*:	**%**	
Agriculture, forestry and fishing	**3**	
Energy	**3**	
Manufacturing industry	**3**	
Construction and property	**24**	
Hotels, restaurants and wholesale and retail trade	**9**	
Transport, storage and communication	**2**	
Financial	**3**	
Other services etc.	**7**	
Individuals:		
Home mortgages	**38**	
Other personal lending	**6**	
Overseas residents	**2**	
	100	
Impaired loans	**£245m**	£1
Impaired loans as a % of closing advances	**1.00%**	0.

Impairment provisions as a % of impaired loans	**46%**	(
Risk weighted assets	**£21.0bn**	£16.
Customer deposits	**£11.5bn**	£9.

* Before impairment provisions.

Operational Performance

The significant investment being made in the national expansion of our Australian operations is designed to support future profit growth in each of our Retail, Commercial and Insurance & Investment businesses. At the same time, further investments will support the growth of our Asset Finance and Corporate businesses in their specialist markets.

Lending and Deposit Growth
Lending grew by 24% to £24.5bn (2005 £19.7bn) with continued growth in the residential and commercial books. Customer deposits grew by 28% to £11.5bn (2005 £9.0bn) as a result of the continued success of Retail and Commercial deposit initiatives notwithstanding intense competition.

Retail Business
Our Retail business, operating under the BankWest brand, continued its push to build national market share with its 'Betterdeal' strategy and 'hero' product offerings. Lending increased by 16% to £8.6bn (2005 £7.4bn) and deposits increased by 17% to £4.9bn (2005 £4.2bn). Our share of the mortgage broker new loan market increased to 16% (2005 13%).

In 2006, BankWest achieved the biggest credit card market share percentage gain of all banks nationally. Growth was driven by the two market-leading products, the updated Lite MasterCard and the Zero MasterCard.

BankWest continues to be a market leader in deposits growth. The TeleNet direct deposit product grew strongly, passing £1bn in balances, and during the year a Kid's Bonus Saver, offering interest rates up to 10%, was launched with encouraging results. Transactional services available to East Coast customers were increased significantly by the rollout of more than 350 BankWest-branded ATMs in the first half of 2006 as the BankWest 7-Eleven partnership was implemented.

Retail's success was recognised in Money magazine's Best of the Best for 2007 awards, with seven products judged as the 'Best of the Best' and a further six products in the top three of their respective categories.

Commercial Business
Our Business Bank, operating under the BankWest brand, continued to outgrow the market in 2006 and in the process became Australia's fastest growing participant. Lending increased by 46% to £7.0bn (2005 £4.8bn) and deposits increased by 38% to £6.6bn (2005 £4.8bn).

Deposits grew significantly, again outperforming the market, driven primarily by the contribution of Specialist Deposit Services and by the launch of Business Bonus and Business TeleNet products. Transactional banking facilities were upgraded as a result of improvements to our internet and trading platforms. Our physical distribution has also continued to expand, particularly on the East Coast, with 9 Business Banking Centres opened in 2006.

During the year BankWest Business claimed two major awards in the 2006 Business Review Weekly ('BRW') Business Banking Awards. The BankWest Business TeleNet Saver won the Online Business Saving Account award and the BankWest Business Bonus Account won the Business Transaction Account category as voted by the independent consumer information provider InfoChoice. BankWest Business products also achieved top three positions in two other BRW award categories.

Corporate Business
Our Corporate business, operating under the BOS International brand, continued to grow with lending increasing by 28% to £5.1bn (2005 £4.0bn). We hold a leading position as an arranger of transactions across the leveraged and acquisition finance, property, project and infrastructure markets. BOS International is well placed to continue to take advantage of opportunities in the active mergers, acquisitions and resource sectors.

Asset Finance Business
Capital Finance, our Asset Finance business, performed well with lending increasing by 9% to £3.8bn (2005 £3.5bn). The business continues to grow market share organically and future growth is underpinned by a strong pipeline of quality lending approvals and the launch of new products. A motor finance and insurance placement service was launched during 2006 and has received outstanding dealer support demonstrating our commitment to the motor trade.

Insurance & Investment Business
Sales of insurance products as measured by Gross Written Premiums ('GWP') increased by 30% to £21.7m (2005 £16.7m), driven by the strong lending growth in Retail and an extension of relationships with corporate distribution partners. This growth includes a solid contribution from the life insurance products launched in 2005.

Our financial planning business benefited from the full year contribution of RACV Financial Services acquired in 2005 and additional recruitment during 2006 with commission income nearly doubling compared to the previous year. In January 2007, St Andrew's acquired the Queensland based financial planners, Whittaker Macnaught, which will boost funds under management and advice by £0.6bn.

Prospects

The Australian economy, with its strong fundamentals and employment prospects, continues to benefit from the growth in global demand for resources, providing a sound platform for our growth strategy. The market therefore continues to offer good opportunities, even though recent rate increases are expected to constrain the growth of the housing market and consumer credit in 2007.

Although a large part of our national expansion in Australia is focused on organic growth on the East Coast, the importance of the West Australian market remains a key part of our growth plans. HBOSA announced during the year a move to a new purpose-built Perth based BankWest head office in 2009, recognising the importance of Australia's fastest growing State to our long-term plans.

We will pursue our goal of becoming a significant national financial services provider by accelerating our current growth strategy and continuing to drive competition in the Australian market. At the same time, our focus on market leading products and services continues to be reflected in the strong growth of our customer base and in improved customer satisfaction. Through the expansion of our national physical presence, and the investment in the infrastructure and people to support it, we are well positioned to deliver further growth in shareholder value.

Ireland

Underlying profit before tax in Ireland increased by 43% to £149m (2005 £104m). This strong performance was achieved in a year of significant investment in our Retail proposition with the opening of 24 new branches and the re-branding of the Retail business to the Halifax brand.

Strong growth was recorded in all businesses. Our customer focused proposition, building on a healthy Irish economy enabled us to grow lending by 31% to £15.9bn (2005 £12.1bn) and customer deposits by 32% to £5.8bn (2005 £4.4bn). We were successful in increasing market share in both our core businesses, most notably capturing 8% (2005 7%) of net lending in the mortgage market. This was achieved with only a slight reduction in overall margins and with credit quality maintained.

Financial Performance

Income Statement	**Year ended 31.12.2006 £m**	Y enc 31.12.2(
Net interest income	**268**	2
Non-interest income	**49**	
Fees and commission income	**14**	
Fees and commission expense		
Operating lease rental income	**12**	
Other operating income	**23**	

Net operating income	**317**	**2**
Operating expenses	**(143)**	**(1**
Staff	(73)	
Accommodation, repairs and maintenance	(9)	
Technology	(3)	
Marketing and communication	(15)	
Depreciation:		
Property and equipment and intangible assets	(6)	
Other	(27)	
Underlying operating expenses	(133)	
Operating lease depreciation	(10)	
Impairment on investment securities	(2)	
Operating profit before provisions	**172**	
Impairment losses on loans and advances	(28)	
Operating profit	**144**	
Share of profits/(losses) of associates and jointly controlled entities	5	
Underlying profit before tax	**149**	
Net interest margin	**1.73%**	1.7
Impairment losses as a % of average advances	**0.20%**	0.2
Cost:income ratio	**43.6%**	42

Operating Income and Margins
Net operating income grew by 31% to £317m (2005 £242m). Net interest income grew by 32% to £268m (2005 £203m) reflecting lending growth of 31%, with a small contraction in margin due to a change in product mix.

Movement in margin	Basis points
Net interest margin for the year ended 31 December 2005	177
Change in product mix	(2)
Retail	(2)
Net interest margin for the year ended 31 December 2006	**173**

Margins in business banking remained stable in the period, reflecting the quality of our customer proposition while mortgage margins were resilient despite our market leading pricing in this segment.

Non-interest income increased by 26% to £49m (2005 £39m). The increase was largely due to one off profits realised from our Venture Capital portfolio being further augmented by the profit from the disposal of a small number of properties.

Operating Expenses
Underlying operating expenses increased by 39% to £133m (2005 £96m) reflecting the continuing investment in both infrastructure and people as part of our Retail expansion. Notwithstanding this investment, the cost:income ratio increased only marginally to 43.6% (2005 42.7%).

Credit Quality and Provisions
Credit performance continued to be strong in the period with impaired loans as a percentage of closing advances decreasing to 1.87% (2005 1.98%).

Balance Sheet and Asset Quality Information	**As at 31.12.2006**	A 31.12.2
Loans and advances to customers	**£15.9bn**	£12.
Impairment provisions on advances	**£113m**	£[illegible]
Impairment provisions as a % of closing advances	**0.71%**	0.[illegible]
Classification of advances*:	**%**	
Agriculture, forestry and fishing	**1**	
Manufacturing industry	**4**	
Construction and property	**27**	
Hotels, restaurants and wholesale and retail trade	**13**	

Transport, storage and communication	2	
Financial	2	
Other services etc.	6	
Individuals:		
Home mortgages	28	
Other personal lending	6	
Overseas residents	11	
	100	
Impaired loans	**£297m**	£2
Impaired loans as a % of closing advances	**1.87%**	1.
Impairment provisions as a % of impaired loans	**38%**	[illegible]
Risk weighted assets	**£14.4bn**	£11.
Customer deposits	**£5.8bn**	£4.

* Before impairment provisions.

Operational Performance

Lending and Deposit Growth

Overall, lending grew by 31% to £15.9bn (2005 £12.1bn). Strong demand for our products was experienced across all businesses, with Business Banking lending up 30% and Retail up 35%. Deposits growth kept pace with lending growth, increasing by 32% to £5.8bn (2005 £4.4bn).

Business Banking

Our Business Banking operations had another excellent year with strong performance across all divisions (Property Banking, Business Banking and Regional Banking) in terms of both volumes and profit. Above market lending growth of 30% to £11.3bn (2005 £8.7bn) allowed us to further increase our market share in Business Banking and the pipeline remains strong at £2bn going into 2007.

Our Integrated and Acquisition Finance business is developing well with a number of deals completed in the second half of the year. The delivery of additional penetration through our branch network offers further opportunity to build on the franchise. We have established a dedicated development team which will leverage our expertise to maximise the growth potential in this new market.

Retail

Our Retail businesses (Intermediary Homeloans, Asset Finance and Retail branch network) have performed well in 2006 with lending growth of 35% to £4.6bn (2005 £3.4bn). Increases in interest rates have not materially affected mortgage volumes, margins or credit quality. Margin performance, in particular, remains strong despite the lead pricing positions we have taken in a number of market segments.

The roll out of the new Retail network has progressed through 2006 with approximately 400 new colleagues recruited and trained, and with 24 of the planned 46 branches and our Customer Service Centre in Dundalk now open for business. The remaining branch openings are planned to be completed by the end of 2007. The new Retail product suite has been well received by customers with our offering to be further enhanced through the delivery of a Personal Current Account during 2007. We have made significant progress in terms of customers with 44,000 new retail customers acquired over the last 12 months.

Prospects

The Irish economy continues to enjoy above average GDP growth and, more generally, the continued strength of the economic, political and fiscal conditions in Ireland makes this an attractive market in which we have the credentials to prosper.

In our goal to become a full service provider, we will ensure growth is suitably paced to maintain an appropriate balance between investment and profitability. To this end we will pursue a strategy of targeted organic growth across our key businesses. We will achieve this through the delivery of market leading products and enhanced distribution, supported by investment in people and infrastructure. The scale of the opportunity is substantial, the size of prize being highlighted by the positive customer reaction to our new

Europe & North America ('ENA')

Underlying profit before tax in ENA increased 39% to £393m (2005 £282m). Our Corporate businesses in both North America and Europe, together with our Investment business European Financial Services ('EFS'), all delivered strong earnings growth. Retail continued to grow its lending while expanding its branch network in Spain and facing into increasing competitive pressures in the mortgage market in the Netherlands.

On 7 December 2006, we sold our 64.5% financial investment in Drive Financial Services ('Drive'), a sub-prime auto finance receivables business based in Texas. Excluding Drive, which was consolidated as a subsidiary up to the date of disposal, underlying profit before tax increased by 41% to £303m (2005 £215m). The sale of Drive realised a gain on disposal of £180m which has been excluded from the Group's underlying results and consequently does not feature in the divisional income statement set out below.

Financial Performance

Income Statement	Year ended 31.12.2006 £m	Y enc 31.12.2C
Net interest income	470	4
Non-interest income	714	3
Fees and commission income	110	
Fees and commission expense	(179)	(1
Net earned premiums on insurance contracts	467	1
Change in value of in-force long term assurance business	104	
Operating lease rental income	15	
Investment and other operating income	197	1
Net operating income	1,184	7
Operating expenses	(654)	(3
Staff	(106)	(
Accommodation, repairs and maintenance	(13)	(
Technology	(6)	
Marketing and communication	(9)	
Depreciation:		
Property and equipment and intangible assets	(11)	
Other	(59)	(
Sub total	(204)	(1
Recharges:		
Technology	(1)	
Accommodation	(1)	
Underlying operating expenses	(206)	(1
Operating lease depreciation	(8)	
Change in investment contract liabilities	(1)	1
Net claims incurred on insurance contracts	(111)	(1
Net change in insurance contract liabilities	(328)	(1
Impairment on investment securities		
Operating profit before provisions	530	4
Impairment losses on loans and advances	(134)	(1
Operating profit	396	2
Share of losses of associates and jointly controlled entities	(3)	
Underlying profit before tax	393	2
Net interest margin	3.70%	4.C
Impairment losses as a % of average advances	1.13%	1.2
Cost:income ratio	28.0%	27.

The income statement includes a number of items which relate solely to policyholder payments and benefits

in EFS. The ENA income statement can be simplified on an underlying basis as follows:

Simplified Income Statement	Year ended 31.12.2006 £m	er 31.12.2
Net interest income	470	
Underlying non-interest income	266	
Underlying net operating income	736	
Underlying operating expenses	(206)	(
Impairment losses on loans and advances	(134)	(
Share of losses of associates and jointly controlled entities	(3)	
Underlying profit before tax	393	

Operating Income and Margins
Net interest income increased by 17% to £470m (2005 £402m) driven by a combination of strong asset growth across all of our banking businesses and Drive's expansion into wider non-prime auto finance markets.

The reduction in net interest margin to 3.70% (2005 4.09%) reflects continued portfolio diversification within our Corporate businesses, a competitive Dutch mortgage market and the impact of the expansion of Drive's activities in the wider non-prime auto finance market. In our Corporate businesses, the current high level of liquidity and competition created dynamic markets with increasing new business opportunities but with associated margin pressure. Additionally, our continued focus on diversifying our portfolio risk across a broader mix of sectors is evidenced in our anticipated trend of lower margin. Excluding Drive, the net interest margin reduced to 1.90% (2005 2.27%).

Movement in margin	Basis points
Net interest margin for the year ended 31 December 2005	409
Lending margin Corporate	(27)
Lending margin Retail	(6)
Lending margin Drive	(6)
Net interest margin for the year ended 31 December 2006	**370**

Underlying non-interest income increased by 64% to £266m (2005 £162m) which includes a full year's consolidation of Heidelberger Leben ('HLE') within EFS. On a like-for-like basis, underlying non-interest income increased by 53%. In our Corporate businesses, increased activity levels, early redemptions and selective investment realisations have generated strong fee and equity gains.

Operating Expenses
Underlying operating expenses increased by 33% to £206m (2005 £155m). This increase is partly due to the full year consolidation of HLE and the acquisition of controlling interests in our Premier Distributors in Germany and Italy. Excluding these items, underlying operating expenses grew by 23% reflecting continued investment in people and systems, and the impact of our network expansion programme which has seen the number of Banco Halifax Hispania ('BHH') branches increase from 14 to 19 and a new corporate office established in Stockholm in July. However, despite these investments, the cost:income ratio increased only modestly to 28.0% (2005 27.5%).

Credit Quality and Provisions
Overall credit quality continued to improve in 2006 with the level of impaired loans as a percentage of closing advances reducing to 0.62% (2005 1.61%) and impairment losses as a percentage of average advances decreasing to 1.13% (2005 1.26%). Impairment provisions as a percentage of impaired loans decreased to 59% (2005 78%).

Excluding Drive, the level of impaired loans as a percentage of closing advances reduced to 0.62% (2005 1.22%). Impairment losses were £14m (2005 £32m) and as a percentage of average advances improved to 0.13% (2005 0.35%). Impairment provisions as a percentage of impaired loans decreased to 59% (2005 68%).

In the Corporate businesses, excluding Drive, our diversified portfolio risk approach coupled with established and proactive risk management techniques across a broader mix of sectors resulted in a significant improvement in credit quality. Impaired loans as a percentage of closing advances improved to 0.87% in 2006 (2005 2.01%) while

impairment losses as a percentage of average advances improved to 0.14% (2005 0.54%). Impairment losses in 2006 benefited from a number of successful recoveries.

In Retail, credit quality also improved with impaired loans as a percentage of closing advances, reducing to 0.34% (2005 0.40%) and impairment losses as a percentage of average advances improved at 0.12% (2005 0.14%).

Drive Financial Services
The table below shows the impact of Drive and its related earnings included in the overall divisional income statement up to the disposal on 7 December 2006.

	Year ended 31.12.2006 £m	Yea ende 31.12.200 £n
Net interest income	**254**	20
Other income	**(1)**	
Net operating income	**253**	20
Underlying operating expenses	**(43)**	(4
Operating profit	**210**	16
Impairment losses on loans and advances	**(120)**	(9
Underlying profit before tax	**90**	6

The sub-prime nature of Drive's lending dominates certain divisional metrics and is also significant in the context of the Group. The following table sets out the key metrics for ENA and the Group with and without Drive included.

Year ended 31.12.2006	**Drive included %**	Drive excluded %
ENA		
Net interest margin	**3.70**	1.90
Impairment losses as a % of average advances	**1.13**	0.13
Cost:income ratio	**28.0**	33.8
Group		
Net interest margin	**1.78**	1.72
Impairment losses as a % of average advances	**0.48**	0.45
Cost:income ratio	**40.9**	41.4

	As at 31.12.2006	A 31.12.2

Balance Sheet and Asset Quality Information

Loans and advances to customers	**£12.6bn**	£11.
Impairment provisions on advances	**£46m**	£1:
Impairment provisions as a % of closing advances	**0.37%**	1.:
Classification of advances*:	**%**	
Energy	**1**	
Hotels, restaurants and wholesale and retail trade	**1**	
Transport, storage and communication	**2**	
Financial	**1**	
Other services	**1**	
Individuals:		
Home mortgages	**4**	
Other personal lending		
Overseas residents:		
Energy	**4**	
Manufacturing industry	**5**	
Construction and property	**20**	
Hotels, restaurants and wholesale and retail trade	**3**	
Transport, storage and communication	**1**	
Financial	**4**	
Other services	**12**	
Individuals:		
Home mortgages	**41**	
	100	
Impaired loans	**£78m**	£1'
Impaired loans as a % of closing advances	**0.62%**	1.(
Impairment provisions as a % of impaired loans	**59%**	;
Risk weighted assets	**£11.7bn**	£11.
Customer deposits	**£1.0bn**	£0.

* Before impairment provisions.

Operational Performance

Lending and Deposit Growth

Overall, lending increased by 14% to £12.6bn (2005 £11.1bn). Excluding Drive, lending increased by 24% from a 2005 equivalent of £10.2bn, with strong growth experienced across all our lending businesses.

The portfolio remains well spread both geographically and by business with 53% of lending in Corporate and 47% in Retail. In Retail, our lending portfolio is almost wholly in the form of residential mortgages while Corporate now benefits from a diverse portfolio spread across a range of specialist sectors. The largest overall concentration in our lending book continues to be in property with residential mortgages accounting for 45% and commercial property for 20%.

	As at 31.12.2006 £bn	As at 31.12.2005 £bn	**As at 31.12.2006 %**	31.12.
Corporate				
North America	**2.5**	2.2	**20**	
Drive		0.9		
Europe	**4.2**	3.0	**33**	
Retail	**5.9**	5.0	**47**	
	12.6	11.1	**100**	

Risk weighted assets increased by only 5% to £11.7bn (2005 £11.1bn) reflecting the disposal of Drive and an enlargement of BOS Netherlands ('BOSNL') Candide mortgage securitisation programme. Overall, deposits increased to £1.0bn (2005 £0.5bn).

Corporate

Corporate Europe lending increased by 40% to £4.2bn (2005 £3.0bn) with continued focus on effective asset management and credit quality. Continued portfolio diversification towards a broader mix of sectors has resulted in an anticipated reduction in net interest margins, offset by increased new lending opportunities delivering growth of 55% in non-interest income through increased fees and equity gains. Corporate Europe brings together specialist expertise in sectors such as structured finance, commercial real estate, and energy and utilities. Our Stockholm office established in July to take advantage of a buoyant economic environment in the Nordic region and expands our network to five Continental European offices.

Corporate North America also delivered strong growth in both the core business and in Drive. In the core business, lending increased by 14% (30% in local currency terms) to £2.5bn (2005 £2.2bn). North America has a clear focus on specialist sectors such as oil and gas, gaming and real estate where it benefits from long experience. It has a proven track record in joint venture activity and an expanding regional banking partnership initiative. This initiative identifies US regional banks with whom we can partner in commercial lending opportunities that would otherwise be beyond their lending limits. It now accounts for 17% of the total portfolio, growing by 97% from 2005. We operate through an office network based in seven major economic centres across the US.

Retail

BOSNL, our leading Dutch online and intermediary introduced residential mortgage provider, saw lending grow by 15% to £4.7bn (2005 £4.1bn) despite facing intense price competition in the Dutch market. BOSNL remains a market leader in online mortgage sales built up on the back of an innovative and low cost entry model, geared to operate at competitive margins. These are key credentials for continued growth in a competitive market.

The BHH roll out programme in Spain continued with a further five branches opened in 2006. Our expanded Retail branch network is located in areas with the maximum growth opportunities, targeting the expanding UK and Irish expatriate market. Lending grew by 33% to £1.2bn (2005 £0.9bn).

European Financial Services

Our investment business, EFS, has performed well given the continuing soft market conditions in the German market with sales up 30% to £103m APE (2005 £79m). Funds under management increased by 3% (6% in local currency terms) to £9.6bn (2005 £9.3bn).

With underlying profit before tax increasing by 57% to £102m (2005 £65m), EFS is well positioned to take advantage of improving opportunities in our core markets. In 2006 we completed the consolidation of the HLE business and increased distribution through the long term agreement with MLP AG. In addition, by securing controlling interests in our key Premier Distributors, we have been able to restructure and reposition our broker distribution channel, while at the same time strengthening our sales and management teams. This in turn enabled us to refresh and deliver new competitive product initiatives.

Investment Sales*	**Year ended 31.12.06 Single £m**	**Year ended 31.12.06 Annual £m**	**Year ended 31.12.06 Total £m**	**Year ended 31.12.06 Total APE £m**	Year ended 31.12.05 Single £m	Year ended 31.12.05 Annual £m	Year ended 31.12.05 Total £m	Year ended 31.12.05 Total APE £m
Life:	**186**	**63**	**249**	**81**	166	46	212	63
With profits	**71**	**12**	**83**	**19**	125	23	148	36
Unit Linked	**115**	**38**	**153**	**49**	41	15	56	19
Protection		**13**	**13**	**13**		8	8	8
Individual Pensions	**3**	**22**	**25**	**22**	1	16	17	16
Total	**189**	**85**	**274**	**103**	167	62	229	79

* APE is calculated as annual premiums plus 10% of single premiums.

The vast majority of investment business in EFS is accounted for on an EV basis. The table below analyses the EV profit contribution of EFS.

	Year	Year

	ended 31.12.2006 £m	ended 31.12.2005 £m
Contribution from existing business:		
Expected contribution	**44**	30
Actual vs expected experience*	**19**	7
	63	37
Contribution from new business	**36**	25
Investment earnings on net assets using long term assumptions	**3**	3
Underlying profit before tax*	**102**	65

- The figures for 2005 have been re-analysed to reflect changes to the overhead allocation methodology.

New business profitability, now measured on the embedded value basis used for IFRS reporting purposes, was 35% APE (2005 32%).

Prospects

We continue to pursue a strategy of targeted organic growth across our Europe & North America businesses by seeking to expand our footprint in new markets, and increasing the depth of our presence and relationships in our current markets. We will complement this expansion by developing our product range, increasing our range of specialist sectors and broadening our distribution reach.

We operate in established, affluent and accessible markets which are forecast to maintain robust growth and which suit HBOS products and risk appetite. The continued attractiveness of the economic, political and fiscal conditions in our markets will play a major role in the pace of our expansion, as will our ability to attract high quality talented colleagues. With our current low market penetrations the scale of the opportunity is substantial.

TREASURY & ASSET MANAGEMENT

Underlying profit before tax increased by 33% to £350m (2005 £263m). Asset quality remains high and no credit provisions were required in the period.

Financial Performance

Income Statement	**Year ended 31.12.2006 £m**	Y enc 31.12.20
Net interest income	**205**	1
Non-interest income	**414**	3
Net trading income	**249**	1
Fees and commission income	**186**	1
Fees and commission expense	**(43)**	(
Other operating income	**22**	
Net operating income	**619**	5
Operating expenses	**(292)**	(2
Staff	**(171)**	(1
Accommodation, repairs and maintenance	**(1)**	
Technology	**(10)**	(
Marketing and communication	**(6)**	
Depreciation:		
Property and equipment and intangible assets	**(4)**	
Other	**(78)**	(
Subtotal	**(270)**	(2
Recharges:		
Technology	**(6)**	
Accommodation	**(14)**	(
Other shared services	**(2)**	
Operating profit	**327**	2
Share of profits of associates and jointly controlled entities	**1**	

Non-operating income	**22**	
Underlying profit before tax	**350**	2

Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Final Results. Part 2
Released	07:01 28-Feb-07
Number	9956R

RNS Number:9956R
HBOS PLC
27 February 2007

PART 2

INTERNATIONAL

Underlying profit before tax increased by 34% to £820m (2005 £610m), with all three businesses contributing to this growth. In Australia, strong growth in income came from market share gains and corporate lending. Ireland saw significant volume uplifts and higher profits notwithstanding the roll out costs of the retail branch network. Europe & North America benefited from strong growth across all of the businesses.

Lending increased by 24% to £53.0bn (2005 £42.9bn) and deposits increased by 32% to £18.3bn (2005 £13.9bn).

Financial Performance

Income Statement

Net interest income
Non-interest income
Fees and commission income

Fees and commission expense
Net earned premiums on insurance contracts
Change in value of in-force long term assurance business
Operating lease rental income
Investment and other operating income
Net operating income
Operating expenses
 Staff
 Accommodation, repairs and maintenance
 Technology
 Marketing and communication
 Depreciation:
Property and equipment and intangible assets
 Other

Sub total

Recharges:

Technology

Accommodation

Underlying operating expenses

Operating lease depreciation

Change in investment contract liabilities

Net claims incurred on insurance contracts

Net change in insurance contract liabilities

Impairment on investment securities

Operating profit before provisions

Impairment losses on loans and advances

Operating profit

Share of profits/(losses) of associates and jointly controlled entities

Underlying profit before tax

Net interest margin

Impairment losses as a % of average advances

Cost:income ratio

Balance Sheet and Asset Quality Information

Loans and advances to customers

Impairment provisions on advances

Impairment provisions as a % of closing advances

Classification of advances*:

- Agriculture, forestry and fishing
- Energy
- Manufacturing industry
- Construction and property
- Hotels, restaurants and wholesale and retail trade
- Transport, storage and communication
- Financial
- Other services etc.
- Individuals:
  - Home mortgages
  - Other personal lending
- Overseas residents

Impaired loans

Impaired loans as a % of closing advances

Impairment provisions as a % of impaired loans

Risk weighted assets

Customer deposits

* Before impairment provisions.

The results of our International businesses are converted to sterling monthly at the average exchange rate for the month. The average exchange rates for the respective reporting periods were:

£1 : Australian dollar
£1 : euro
£1 : US dollar

The closing exchange rates used in the conversion of the International balance sheets were:

£1 : Australian dollar
£1 : euro
£1 : US dollar

Australia

Underlying profit before tax in HBOS Australia ('HBOSA') increased by 24% to £278m (2005 £224m) notwithstanding the considerable investment in people, technology and branches. Profit growth was achieved in all businesses by the delivery of strong growth in income, lending and market shares. Lending increased by 24% to £24.5bn (2005 £19.7bn) with deposits increasing by 28% to £11.5bn (2005 £9.0bn).

Financial Performance

Income Statement

Net interest income
Non-interest income
    Fees and commission income

    Fees and commission expense
    Net earned premiums on insurance contracts
    Operating lease rental income
    Other operating income
Net operating income
Operating expenses
    Staff
    Accommodation, repairs and maintenance
    Technology
    Marketing and communication
    Depreciation:
        Property and equipment and intangible assets
    Other

Underlying operating expenses
Operating lease depreciation
Change in investment contract liabilities
Net claims incurred on insurance contracts
Net change in insurance contract liabilities
Operating profit before provisions

Impairment losses on loans and advances
Operating profit
Share of profits of associates and jointly controlled entities
Underlying profit before tax

Net interest margin
Impairment losses as a % of average advances
Cost:income ratio

Operating Income and Margins

Underlying net operating income increased by 21% to £642m (2005 £532m) assisted by a 24% growth in lending.

Net interest income increased by 21% to £501m (2005 £413m). Increased asset and deposit growth was partially offset by a decline in margin. Since HBOSA launched its aggressively priced products, competition has intensified, reducing margins. The interest margin declined to 2.33% (2005 2.39%).

Movement in margin

Net interest margin for the year ended 31 December 2005
Lending margins
Net interest margin for the year ended 31 December 2006

Underlying non-interest income rose by 18% to £141m (2005 £119m) benefiting from growth in the Retail, Commercial and Corporate businesses, and the full year contribution of Insurance & Investment income following

the purchase of RACV Financial Services in March 2005. This is reflected in the 14% increase in fee and commission income and the 31% increase in net earned premiums on insurance contracts.

Operating Expenses

Underlying operating expenses increased by 10% to £306m (2005 £278m). Our continuing investment in physical distribution (particularly business banking centres), brand recognition, customer facing staff, new products and back office infrastructure is designed to underpin our growth ambitions. Notwithstanding this, the cost:income ratio improved to 47.7% (2005 52.3%) as a result of the 20% growth in net operating income. As we continue to pursue our goal of providing an alternative to the existing established financial service providers, we will accelerate our investment spend during 2007, expanding our retail and business banking physical presence as well as investing further in our strategic business brands and support functions.

Credit Quality and Provisions

Impaired loans as a percentage of closing advances increased to 1.00% (2005 0.66%) primarily as a result of a small number of impaired corporate transactions on which the ultimate recovery rate is expected to be high. Provisions as a percentage of impaired loans fell to 46% (2005 62%). Impairment losses as a percentage of average advances rose to 0.27% (2005 0.19%).

Balance Sheet and Asset Quality Information

Loans and advances to customers

Impairment provisions on advances

Impairment provisions as a % of closing advances

Classification of advances*:
- Agriculture, forestry and fishing
- Energy
- Manufacturing industry
- Construction and property
- Hotels, restaurants and wholesale and retail trade
- Transport, storage and communication
- Financial
- Other services etc.
- Individuals:
  - Home mortgages
  - Other personal lending
- Overseas residents

Impaired loans

Impaired loans as a % of closing advances

Impairment provisions as a % of impaired loans

Risk weighted assets

Customer deposits

* Before impairment provisions.

Operational Performance

The significant investment being made in the national expansion of our Australian operations is designed to support future profit growth in each of our Retail, Commercial and Insurance & Investment businesses. At the same time, further investments will support the growth of our Asset Finance and Corporate businesses in their specialist markets.

Lending and Deposit Growth

Lending grew by 24% to £24.5bn (2005 £19.7bn) with continued growth in the residential and commercial books. Customer deposits grew by 28% to £11.5bn (2005 £9.0bn) as a result of the continued success of Retail and Commercial deposit initiatives notwithstanding intense competition.

Retail Business

Our Retail business, operating under the BankWest brand, continued its push to build national market share with its 'Betterdeal' strategy and 'hero' product offerings. Lending increased by 16% to £8.6bn (2005 £7.4bn) and deposits increased by 17% to £4.9bn (2005 £4.2bn). Our share of the mortgage broker new loan market increased to 16% (2005 13%).

In 2006, BankWest achieved the biggest credit card market share percentage gain of all banks nationally. Growth was driven by the two market-leading products, the updated Lite MasterCard and the Zero MasterCard.

BankWest continues to be a market leader in deposits growth. The TeleNet direct deposit product grew strongly, passing £1bn in balances, and during the year a Kid's Bonus Saver, offering interest rates up to 10%, was launched with encouraging results. Transactional services available to East Coast customers were increased significantly by the rollout of more than 350 BankWest-branded ATMs in the first half of 2006 as the BankWest 7-Eleven partnership was implemented.

Retail's success was recognised in Money magazine's Best of the Best for 2007 awards, with seven products judged as the 'Best of the Best' and a further six products in the top three of their respective categories.

Commercial Business

Our Business Bank, operating under the BankWest brand, continued to outgrow the market in 2006 and in the process became Australia's fastest growing participant. Lending increased by 46% to £7.0bn (2005 £4.8bn) and deposits increased by 38% to £6.6bn (2005 £4.8bn).

Deposits grew significantly, again outperforming the market, driven primarily by the contribution of Specialist Deposit Services and by the launch of Business Bonus and Business TeleNet products. Transactional banking facilities were upgraded as a result of improvements to our internet and trading platforms. Our physical distribution has also continued to expand, particularly on the East Coast, with 9 Business Banking Centres opened in 2006.

During the year BankWest Business claimed two major awards in the 2006 Business Review Weekly ('BRW') Business Banking Awards. The BankWest Business TeleNet Saver won the Online Business Saving Account award and the BankWest Business Bonus Account won the Business Transaction Account category as voted by the independent consumer information provider InfoChoice. BankWest Business products also achieved top three positions in two other BRW award categories.

Corporate Business

Our Corporate business, operating under the BOS International brand, continued to grow with lending increasing by 28% to £5.1bn (2005 £4.0bn). We hold a

leading position as an arranger of transactions across the leveraged and acquisition finance, property, project and infrastructure markets. BOS International is well placed to continue to take advantage of opportunities in the active mergers, acquisitions and resource sectors.

Asset Finance Business

Capital Finance, our Asset Finance business, performed well with lending increasing by 9% to £3.8bn (2005 £3.5bn). The business continues to grow market share organically and future growth is underpinned by a strong pipeline of quality lending approvals and the launch of new products. A motor finance and insurance placement service was launched during 2006 and has received outstanding dealer support demonstrating our commitment to the motor trade.

Insurance & Investment Business

Sales of insurance products as measured by Gross Written Premiums ('GWP') increased by 30% to £21.7m (2005 £16.7m), driven by the strong lending growth in Retail and an extension of relationships with corporate distribution partners. This growth includes a solid contribution from the life insurance products launched in 2005.

Our financial planning business benefited from the full year contribution of RACV Financial Services acquired in 2005 and additional recruitment during 2006 with commission income nearly doubling compared to the previous year. In January 2007, St Andrew's acquired the Queensland based financial planners, Whittaker Macnaught, which will boost funds under management and advice by £0.6bn.

Prospects

The Australian economy, with its strong fundamentals and employment prospects, continues to benefit from the growth in global demand for resources, providing a sound platform for our growth strategy. The market therefore continues to offer good opportunities, even though recent rate increases are expected to constrain the growth of the housing market and consumer credit in 2007.

Although a large part of our national expansion in Australia is focused on organic growth on the East Coast, the importance of the West Australian market remains a key part of our growth plans. HBOSA announced during the year a move to a new purpose-built Perth based BankWest head office in 2009, recognising the importance of Australia's fastest growing State to our long-term plans.

We will pursue our goal of becoming a significant national financial services provider by accelerating our current growth strategy and continuing to drive competition in the Australian market. At the same time, our focus on market leading products and services continues to be reflected in the strong growth of our customer base and in improved customer satisfaction. Through the expansion of our national physical presence, and the investment in the infrastructure and people to support it, we are well positioned to deliver further growth in shareholder value.

Ireland

Underlying profit before tax in Ireland increased by 43% to £149m (2005 £104m). This strong performance was achieved in a year of significant investment in our Retail proposition with the opening of 24 new branches and the re-branding of the Retail business to the Halifax brand.

Strong growth was recorded in all businesses. Our customer focused proposition, building on a healthy Irish economy enabled us to grow lending by 31% to £15.9bn (2005 £12.1bn) and customer deposits by 32% to £5.8bn (2005 £4.4bn). We were successful in increasing market share in both our core businesses, most notably capturing 8% (2005 7%) of net lending in the mortgage market. This was achieved with only a slight reduction in overall margins and with credit quality maintained.

Financial Performance

Income Statement

Net interest income
Non-interest income
Fees and commission income
Fees and commission expense
Operating lease rental income
Other operating income
Net operating income
Operating expenses
Staff
Accommodation, repairs and maintenance
Technology
Marketing and communication
Depreciation:
Property and equipment and intangible assets
Other
Underlying operating expenses
Operating lease depreciation
Impairment on investment securities
Operating profit before provisions
Impairment losses on loans and advances
Operating profit
Share of profits/(losses) of associates and jointly controlled entities
Underlying profit before tax

Net interest margin
Impairment losses as a % of average advances
Cost:income ratio

Operating Income and Margins

Net operating income grew by 31% to £317m (2005 £242m). Net interest income grew by 32% to £268m (2005 £203m) reflecting lending growth of 31%, with a small

contraction in margin due to a change in product mix.

Movement in margin

Net interest margin for the year ended 31 December 2005
Change in product mix
Retail
Net interest margin for the year ended 31 December 2006

Margins in business banking remained stable in the period, reflecting the quality of our customer proposition while mortgage margins were resilient despite our market leading pricing in this segment.

Non-interest income increased by 26% to £49m (2005 £39m). The increase was largely due to one off profits realised from our Venture Capital portfolio being further augmented by the profit from the disposal of a small number of properties.

Operating Expenses

Underlying operating expenses increased by 39% to £133m (2005 £96m) reflecting the continuing investment in both infrastructure and people as part of our Retail expansion. Notwithstanding this investment, the cost:income ratio increased only marginally to 43.6% (2005 42.7%).

Credit Quality and Provisions

Credit performance continued to be strong in the period with impaired loans as a percentage of closing advances decreasing to 1.87% (2005 1.98%).

Balance Sheet and Asset Quality Information

Loans and advances to customers

Impairment provisions on advances

Impairment provisions as a % of closing advances

Classification of advances*:
Agriculture, forestry and fishing
Manufacturing industry
Construction and property
Hotels, restaurants and wholesale and retail trade
Transport, storage and communication
Financial
Other services etc.
Individuals:
Home mortgages
Other personal lending
Overseas residents

Impaired loans

Impaired loans as a % of closing advances

Impairment provisions as a % of impaired loans

Risk weighted assets

Customer deposits

* Before impairment provisions.

Operational Performance

Lending and Deposit Growth

Overall, lending grew by 31% to £15.9bn (2005 £12.1bn). Strong demand for our products was experienced across all businesses, with Business Banking lending up 30% and Retail up 35%. Deposits growth kept pace with lending growth, increasing by 32% to £5.8bn (2005 £4.4bn).

Business Banking

Our Business Banking operations had another excellent year with strong performance across all divisions (Property Banking, Business Banking and Regional Banking) in terms of both volumes and profit. Above market lending growth of 30% to £11.3bn (2005 £8.7bn) allowed us to further increase our market share in Business Banking and the pipeline remains strong at £2bn going into 2007.

Our Integrated and Acquisition Finance business is developing well with a number of deals completed in the second half of the year. The delivery of additional penetration through our branch network offers further opportunity to build on the franchise. We have established a dedicated development team which will leverage our expertise to maximise the growth potential in this new market.

Retail

Our Retail businesses (Intermediary Homeloans, Asset Finance and Retail branch network) have performed well in 2006 with lending growth of 35% to £4.6bn (2005 £3.4bn). Increases in interest rates have not materially affected mortgage volumes, margins or credit quality. Margin performance, in particular, remains strong despite the lead pricing positions we have taken in a number of market segments.

The roll out of the new Retail network has progressed through 2006 with approximately 400 new colleagues recruited and trained, and with 24 of the planned 46 branches and our Customer Service Centre in Dundalk now open for business. The remaining branch openings are planned to be completed by the end of 2007. The new Retail product suite has been well received by customers with our offering to be further enhanced through the delivery of a Personal Current Account during 2007. We have made significant progress in terms of customers with 44,000 new retail customers acquired over the last 12 months.

Prospects

The Irish economy continues to enjoy above average GDP growth and, more generally, the continued strength of the economic, political and fiscal conditions in Ireland makes this an attractive market in which we have the credentials to prosper.

In our goal to become a full service provider, we will ensure growth is suitably paced to maintain an appropriate balance between investment and profitability. To this end we will pursue a strategy of targeted organic growth across our key businesses. We will achieve this through the delivery of market leading products and enhanced distribution, supported by investment in people and infrastructure. The scale of the opportunity is substantial, the size of prize being highlighted by the positive customer reaction to our new Retail branch presence.

Europe & North America ('ENA')

Underlying profit before tax in ENA increased 39% to £393m (2005 £282m). Our Corporate businesses in both North America and Europe, together with our Investment business European Financial Services ('EFS'), all delivered strong earnings growth. Retail continued to grow its lending while expanding its branch network in Spain and facing into increasing competitive pressures in the mortgage market in the Netherlands.

On 7 December 2006, we sold our 64.5% financial investment in Drive Financial Services ('Drive'), a sub-prime auto finance receivables business based in Texas. Excluding Drive, which was consolidated as a subsidiary up to the date of disposal, underlying profit before tax increased by 41% to £303m (2005 £215m). The sale of Drive realised a gain on disposal of £180m which has been excluded from the Group's underlying results and consequently does not feature in the divisional income statement set out below.

Financial Performance

Income Statement

Net interest income
Non-interest income
Fees and commission income

Fees and commission expense
Net earned premiums on insurance contracts
Change in value of in-force long term assurance business
Operating lease rental income
Investment and other operating income
Net operating income
Operating expenses

Staff
Accommodation, repairs and maintenance
Technology
Marketing and communication
Depreciation:
Property and equipment and intangible assets
Other
Sub total
Recharges:
Technology
Accommodation
Underlying operating expenses
Operating lease depreciation
Change in investment contract liabilities
Net claims incurred on insurance contracts
Net change in insurance contract liabilities
Impairment on investment securities
Operating profit before provisions
Impairment losses on loans and advances
Operating profit
Share of losses of associates and jointly controlled entities
Underlying profit before tax

Net interest margin
Impairment losses as a % of average advances
Cost:income ratio

The income statement includes a number of items which relate solely to policyholder payments and benefits in EFS. The ENA income statement can be simplified on an underlying basis as follows:

Simplified Income Statement

Net interest income
Underlying non-interest income
Underlying net operating income
Underlying operating expenses
Impairment losses on loans and advances
Share of losses of associates and jointly controlled entities
Underlying profit before tax

Operating Income and Margins

Net interest income increased by 17% to £470m (2005 £402m) driven by a combination of strong asset growth across all of our banking businesses and Drive's expansion into wider non-prime auto finance markets.

The reduction in net interest margin to 3.70% (2005 4.09%) reflects continued portfolio diversification within our Corporate businesses, a competitive Dutch mortgage market and the impact of the expansion of Drive's activities in the wider non-prime auto finance market. In our Corporate businesses, the current high level of liquidity and competition created dynamic markets with increasing new business opportunities but with associated margin pressure. Additionally,

our continued focus on diversifying our portfolio risk across a broader mix of sectors is evidenced in our anticipated trend of lower margin. Excluding Drive, the net interest margin reduced to 1.90% (2005 2.27%).

Movement in margin

Net interest margin for the year ended 31 December 2005
Lending margin Corporate
Lending margin Retail
Lending margin Drive
Net interest margin for the year ended 31 December 2006

Underlying non-interest income increased by 64% to £266m (2005 £162m) which includes a full year's consolidation of Heidelberger Leben ('HLE') within EFS. On a like-for-like basis, underlying non-interest income increased by 53%. In our Corporate businesses, increased activity levels, early redemptions and selective investment realisations have generated strong fee and equity gains.

Operating Expenses

Underlying operating expenses increased by 33% to £206m (2005 £155m). This increase is partly due to the full year consolidation of HLE and the acquisition of controlling interests in our Premier Distributors in Germany and Italy. Excluding these items, underlying operating expenses grew by 23% reflecting continued investment in people and systems, and the impact of our network expansion programme which has seen the number of Banco Halifax Hispania ('BHH') branches increase from 14 to 19 and a new corporate office established in Stockholm in July. However, despite these investments, the cost:income ratio increased only modestly to 28.0% (2005 27.5%).

Credit Quality and Provisions

Overall credit quality continued to improve in 2006 with the level of impaired loans as a percentage of closing advances reducing to 0.62% (2005 1.61%) and impairment losses as a percentage of average advances decreasing to 1.13% (2005 1.26%). Impairment provisions as a percentage of impaired loans decreased to 59% (2005 78%).

Excluding Drive, the level of impaired loans as a percentage of closing advances reduced to 0.62% (2005 1.22%). Impairment losses were £14m (2005 £32m) and as a percentage of average advances improved to 0.13% (2005 0.35%). Impairment provisions as a percentage of impaired loans decreased to 59% (2005 68%).

In the Corporate businesses, excluding Drive, our diversified portfolio risk approach coupled with established and proactive risk management techniques across a broader mix of sectors resulted in a significant improvement in credit quality. Impaired loans as a percentage of closing advances improved to 0.87% in 2006 (2005 2.01%) while

impairment losses as a percentage of average advances improved to 0.14% (2005 0.54%). Impairment losses in 2006 benefited from a number of successful recoveries.

In Retail, credit quality also improved with impaired loans as a percentage of closing advances, reducing to 0.34% (2005 0.40%) and impairment losses as a percentage of average advances improved at 0.12% (2005 0.14%).

Drive Financial Services

The table below shows the impact of Drive and its related earnings included in the overall divisional income statement up to the disposal on 7 December 2006.

Net interest income
Other income
Net operating income

Underlying operating expenses
Operating profit
Impairment losses on loans and advances
Underlying profit before tax

The sub-prime nature of Drive's lending dominates certain divisional metrics and is also significant in the context of the Group. The following table sets out the key metrics for ENA and the Group with and without Drive included.

Year ended 31.12.2006

ENA
Net interest margin
Impairment losses as a % of average advances

Cost:income ratio

Group
Net interest margin
Impairment losses as a % of average advances
Cost:income ratio

Balance Sheet and Asset Quality Information

Loans and advances to customers

Impairment provisions on advances

Impairment provisions as a % of closing advances

Classification of advances*:
Energy
Hotels, restaurants and wholesale and retail trade
Transport, storage and communication
Financial
Other services

Individuals:
Home mortgages
Other personal lending
Overseas residents:
Energy
Manufacturing industry
Construction and property
Hotels, restaurants and wholesale and retail trade
Transport, storage and communication
Financial
Other services
Individuals:
Home mortgages

Impaired loans

Impaired loans as a % of closing advances

Impairment provisions as a % of impaired loans

Risk weighted assets

Customer deposits

* Before impairment provisions.

Operational Performance

Lending and Deposit Growth

Overall, lending increased by 14% to £12.6bn (2005 £11.1bn). Excluding Drive, lending increased by 24% from a 2005 equivalent of £10.2bn, with strong growth experienced across all our lending businesses.

The portfolio remains well spread both geographically and by business with 53% of lending in Corporate and 47% in Retail. In Retail, our lending portfolio is almost wholly in the form of residential mortgages while Corporate now benefits from a diverse portfolio spread across a range of specialist sectors. The largest overall concentration in our lending book continues to be in property with residential mortgages accounting for 45% and commercial property for 20%.

	As at 31.12.2006 £bn	As 31.12.20 £
Corporate		
North America	2.5	2
Drive		0
Europe	4.2	3
Retail	5.9	5
	12.6	11

Risk weighted assets increased by only 5% to £11.7bn (2005 £11.1bn) reflecting the disposal of Drive and an enlargement of BOS Netherlands ('BOSNL') Candide mortgage securitisation programme. Overall, deposits increased to £1.0bn (2005

£0.5bn).

Corporate

Corporate Europe lending increased by 40% to £4.2bn (2005 £3.0bn) with continued focus on effective asset management and credit quality. Continued portfolio diversification towards a broader mix of sectors has resulted in an anticipated reduction in net interest margins, offset by increased new lending opportunities delivering growth of 55% in non-interest income through increased fees and equity gains. Corporate Europe brings together specialist expertise in sectors such as structured finance, commercial real estate, and energy and utilities. Our Stockholm office established in July to take advantage of a buoyant economic environment in the Nordic region and expands our network to five Continental European offices.

Corporate North America also delivered strong growth in both the core business and in Drive. In the core business, lending increased by 14% (30% in local currency terms) to £2.5bn (2005 £2.2bn). North America has a clear focus on specialist sectors such as oil and gas, gaming and real estate where it benefits from long experience. It has a proven track record in joint venture activity and an expanding regional banking partnership initiative. This initiative identifies US regional banks with whom we can partner in commercial lending opportunities that would otherwise be beyond their lending limits. It now accounts for 17% of the total portfolio, growing by 97% from 2005. We operate through an office network based in seven major economic centres across the US.

Retail

BOSNL, our leading Dutch online and intermediary introduced residential mortgage provider, saw lending grow by 15% to £4.7bn (2005 £4.1bn) despite facing intense price competition in the Dutch market. BOSNL remains a market leader in online mortgage sales built up on the back of an innovative and low cost entry model, geared to operate at competitive margins. These are key credentials for continued growth in a competitive market.

The BHH roll out programme in Spain continued with a further five branches opened in 2006. Our expanded Retail branch network is located in areas with the maximum growth opportunities, targeting the expanding UK and Irish expatriate market. Lending grew by 33% to £1.2bn (2005 £0.9bn).

European Financial Services

Our investment business, EFS, has performed well given the continuing soft market conditions in the German market with sales up 30% to £103m APE (2005 £79m). Funds under management increased by 3% (6% in local currency terms) to £9.6bn (2005 £9.3bn).

With underlying profit before tax increasing by 57% to £102m (2005 £65m), EFS is well positioned to take advantage of improving opportunities in our core markets. In 2006 we completed the consolidation of the HLE business and increased distribution through the long term agreement with MLP AG. In addition, by securing controlling interests in our key Premier Distributors, we have been able to restructure and reposition our broker distribution channel, while at the same time strengthening our sales and management teams. This in turn enabled us to refresh and deliver new competitive product initiatives.

Investment Sales*	Year ended 31.12.06 Single £m	Year ended 31.12.06 Annual £m	Year ended 31.12.06 Total £m	Year ended 31.12.06 Total APE £m	Year ended 31.12.05 Single £m
Life:	186	63	249	81	166
With profits	71	12	83	19	125
Unit Linked	115	38	153	49	41
Protection		13	13	13	
Individual Pensions	3	22	25	22	1
Total	189	85	274	103	167

* APE is calculated as annual premiums plus 10% of single premiums.

The vast majority of investment business in EFS is accounted for on an EV basis. The table below analyses the EV profit contribution of EFS.

Contribution from existing business:
Expected contribution
Actual vs expected experience*

Contribution from new business
Investment earnings on net assets using long term assumptions
Underlying profit before tax*

* The figures for 2005 have been re-analysed to reflect changes to the overhead allocation methodology.

New business profitability, now measured on the embedded value basis used for IFRS reporting purposes, was 35% APE (2005 32%).

Prospects

We continue to pursue a strategy of targeted organic growth across our Europe & North America businesses by seeking to expand our footprint in new markets, and increasing the depth of our presence and relationships in our current markets. We will complement this expansion by developing our product range, increasing our range of specialist sectors and broadening our distribution reach.

We operate in established, affluent and accessible markets which are forecast to maintain robust growth and which suit HBOS products and risk appetite. The continued attractiveness of the economic, political and fiscal conditions in our markets will play a major role in the pace of our expansion, as will our ability to attract high quality talented colleagues. With our current low market penetrations the scale of the opportunity is substantial.

Underlying profit before tax increased by 33% to £350m (2005 £263m). Asset quality remains high and no credit provisions were required in the period.

Financial Performance

Income Statement

Net interest income
Non-interest income
    Net trading income
    Fees and commission income
    Fees and commission expense
    Other operating income
Net operating income
Operating expenses
    Staff
    Accommodation, repairs and maintenance
    Technology
    Marketing and communication
    Depreciation:
        Property and equipment and intangible assets
    Other
    Subtotal
    Recharges:
        Technology
        Accommodation
        Other shared services
Operating profit
Share of profits of associates and jointly controlled entities
Non-operating income
Underlying profit before tax

Net interest margin (bps)*
Cost:income ratio
Insight's funds under management
    of which, overlay funds under management
Invista's funds under management
Risk weighted assets

* Net interest margin has been calculated as net interest income divided by average interest earning assets excluding securities classified as trading assets but including lending to other members of the group.

Operating Income and Margins

Net operating income increased by 22% to £619m (2005 £509m). Net interest income increased by 12% to £205m (2005 £183m). Net interest margin reduced to 7bps (2005 8bps) on a larger portfolio.

Non-interest income increased by 27% to £414m (2005 £326m). In Treasury, there was a strong performance from both the UK Trading and Sales businesses, with revenues up 33% and 19% respectively. In Asset Management, non-interest income benefited from strong sales in the institutional market place of Insight's

flagship products of fixed income and liability driven investment ('LDI'). This was combined with growth in performance fees received by Invista, our property fund manager, both before and after its initial public offering ('IPO') on the London Alternative Investment Market in September 2006.

Operating Expenses

Underlying operating expenses increased by 18% to £292m (2005 £247m) reflecting an increase in personnel to support improvements to our infrastructure, and investment in our overseas Treasury offices and our asset management capabilities. Part of this investment included the successful completion of the project to outsource Insight's back office operations to Northern Trust.

Asset Quality and Provision

Within our Treasury operations, we continue to maintain a cautious policy to avoid sub-investment grade investments, with 99% of our bank and structured investment portfolios rated A or above. During the year no credit provisions were required.

Non-operating Income

The IPO of Invista in September 2006, which raised almost £100m of balance sheet co-investment capital for the business to expand its sphere of operations, resulted in a one-off gain of £22m. HBOS now owns 55% of the enlarged business.

Operational Performance

Funding

Treasury continued to be active in supporting the Group's capital and funding requirements in 2006, arranging four capital issues on behalf of HBOS plc during the year; a €500m floating rate lower Tier 2 subordinated debt issue; a €750m Tier 1 perpetual preferred security issue; a £350m Tier 1 perpetual preference share issue and a US$750m floating rate lower Tier 2 subordinated debt issue.

Approximately £21bn of funds were raised from existing programmes in the securitisation and covered bond markets during the year. This comprised approximately £6.5bn from covered bonds and approximately £14.5bn from securitisations. These transactions included a securitisation of Australian residential mortgages originated by BankWest and the first US Dollar mortgage backed covered bond issued into the United States.

Sales and Trading

Sales and Trading performance was strong with net trading income increasing by 26% to £249m (2005 £197m). Sales revenues were up 19%, primarily due to increased sales of foreign exchange and interest rate derivatives to our Corporate customers. Trading revenues were up 33%, mainly as a result of increased interest rate derivatives flow and credit trading activities.

Overseas Offices

Overseas Treasury revenues increased by 16% to £29m (2005 £25m). Sydney is our largest overseas office where we are building our capacity to support the Group's expansion in Australia. The New York branch has also continued to broaden its customer base in the United States.

Asset Management

Total funds managed by Insight and Invista were £107.8bn (2005 £88.7bn). Group assets, managed primarily on behalf of the Insurance & Investment division and invested in equity, fixed income, cash, property, private equity and absolute return funds, totalled £58.3bn (2005 £53.1bn).

Insight's investment performance was strong in the year with 12 out of 16 asset classes performing ahead of benchmark. Insight's reputation for fixed income performance was reaffirmed with over 95% of institutional fixed income and cash mandates by value ahead of benchmarks over 1 and 3 years. In equities, Global, North American, European and Japanese products were all ahead of benchmark for the year. UK equity performance in the first half of the year was, however, below benchmark leading to a restructuring of the UK equity platform in the second half of the year designed to improve performance. Following on from its successful first year, the Insight Absolute Return Fund performed ahead of its benchmark in 2006.

On the back of this strong investment performance, Insight delivered its best ever year for new business with gross inflows of £23.7bn (2005 £9.7bn). Included within gross sales were LDI sales of £10.6bn (2005 £0.6bn) including overlay mandates, an LDI product where we manage some of the risks of a pension scheme's liabilities rather than the underlying portfolio of assets. Net inflows in 2006 were £13.4bn (2005 £2.6bn).

Invista, formed following the IPO of the real estate division of Insight in September 2006, is now the largest UK listed real estate fund manager with assets under management of £9.2bn. Invista manages 16 real estate funds spread across the UK and Continental Europe. This includes five funds managed on behalf of the HBOS Group.

During 2006, four real estate funds were launched, including the Invista European Real Estate Trust which was listed on the Official list of the London Stock Exchange on 20 December 2006.

Prospects

Treasury's primary focus is to deliver a top quality service and performance to the Group and our clients, and we will continue to invest in our capabilities to do so. Access to customers, product innovation and our strong standing in the market underpins our confidence in the profitable growth prospects for Treasury. Our cautious approach to products and services will remain unaltered.

Insight continues to be positioned in order to take advantage of the current trends and shifts in the market, particularly in LDI and fixed income. Reaping the benefits of the restructuring of the UK equity platform will also be a key area of focus in 2007.

Invista has successfully built a platform for growth and is now well positioned to benefit from its presence in the UK commercial and residential property markets. Furthermore, the planned opening of offices in France and Germany will fully complement its expansion into Europe.

FINANCIAL REVIEW

Group underlying profit before tax increased by £695m (14%) to £5,537m (2005 £4,842m). Net interest income, led by lending growth, increased by 8%, and underlying non-interest income increased by 10%. Costs rose by just 6% and impairment losses by 9%.

Basic earnings per share increased by 22% to 100.6p (2005 82.2p). Underlying earnings per share rose 16% to 100.5p (2005 86.4p) and the proposed final dividend is 27.9p, an increase of 15% over the previous year. The basic dividend cover is 2.4 times (2005 2.3 times) and 2.4 times on an underlying basis (2005 2.4 times). The final dividend will be paid on 14 May 2007 to ordinary shareholders on the register at the close of business on 16 March 2007.

The table below reconciles reported and underlying profit before tax.

Profit before tax
Adjusted for:
Profit on sale of Drive
   Mortgage endowment compensation
   Goodwill impairment
   Retail rationalisation costs
Policyholder tax payable
Short term fluctuations
Underlying profit before tax

The disposal of our shareholding in Drive was completed in early December and gave rise to a gain on sale of £180m. 2006 saw a significant reduction in the volume of endowment complaints and has given us a better view on the level of remaining complaints. As a result, barring an unexpected change in the current trend, we have set aside a final provision of £95m to cover the cost of all outstanding and future complaints. The goodwill impairment principally relates to the full write-down of the goodwill held in respect of a specialist leasing company following an impairment review.

Divisional financial performance can be summarised as follows:

Year ended 31 December 2006	Retail	Corporate	Insurance & Investment	International	Trea Asse
	£m	£m	£m	£m	

Net interest income	4,188	1,861	(93)	1,239
Underlying non-interest income	1,350	852	1,531	444
Underlying net operating income	5,538	2,713	1,438	1,683
Underlying operating expenses	(2,127)	(783)	(820)	(645)
Impairment losses on loans and advances	(1,097)	(424)		(221)
Underlying operating profit	2,314	1,506	618	817
Share of profits/(losses) of associates and jointly controlled entities	2	157	(37)	3
Non-operating income	48			
Underlying profit before tax	2,364	1,663	581	820
Year ended 31 December 2005				
Underlying profit before tax	2,283	1,420	489	610
Increase/(decrease) in underlying profit before tax	4%	17%	19%	34%

Taxation

The tax charge for the year of £1,772m (2005 £1,546m) includes £220m (2005 £200m) in respect of the tax charge levied on life companies for policyholder tax. Excluding this results in an effective rate of 28.3% (2005 29.2%). The main reason for the lower effective tax rate is the tax exempt one-off gain of £180m on the disposal of Drive. Adjusting for this gain and goodwill impairment results in an underlying tax rate of 29.0% (2005 29.2%). The tax charge of £1,772m includes overseas tax of £206m (2005 £161m).

Post Tax Return on Mean Equity

Group post tax return on mean equity ('ROE') increased to 20.8% in 2006 (2005 19.6%). This increase was driven by a 14% increase in the underlying post tax profit attributable to ordinary shareholders compared to just a 7% increase in mean equity, the latter benefiting from the cumulative impact of the share buyback programme.

Underlying profit attributable to ordinary shareholders

Mean Equity

Group post tax return on mean equity

Note: ROE is calculated by dividing underlying profit attributable to ordinary shareholders by the monthly average of ordinary shareholders' funds.

Net Interest Income

Net interest income increased by 8% in 2006 to £7,400m reflecting asset growth of 10% and a slightly lower Group net interest margin compared to last year. The Group net interest margin fell 2bps, mainly reflecting a reduction in the Retail net interest margin of 6bps.

Interest receivable
Interest payable
Net interest income

Average balances
Interest earning assets:
- Loans and advances
- Securities and other liquid assets

Group net interest margin

Divisional net interest margins:
Retail
Corporate
International
Treasury & Asset Management

Non-interest Income

Underlying non-interest income increased by 10% in 2006 to £4,591m (2005 £4,169m).

Net fees and commissions have increased by 12%, driven in part by Corporate where we continue to generate strong fee income from our diversified portfolio and also in International where net fee and commission income has grown strongly in Australia and Ireland. Strong investment sales and the inclusion of Heidelberger Leben, which was consolidated from July 2005, contributed to a 21% increase in net earned premiums on insurance contracts. Net operating lease income has increased by 50% following the part year consolidation of Lex which became a wholly owned subsidiary on 31 May 2006. Net trading income increased by 28% to £279m due to strong performances from the UK Trading and Sales businesses in Treasury.

Fees and commission income
Fees and commission expense
Net earned premiums on insurance contracts
Net trading income
Change in value of in-force Long Term Assurance Business

Other operating income:
Profit on sale of investment securities
Operating lease rental income
Net investment income related to insurance and investment business
Other income
Non-interest income

Impairment on investment securities
Operating lease depreciation
Change in investment contract liabilities
Net claims incurred on insurance contracts
Net change in insurance contract liabilities
Change in unallocated surplus
Underlying non-interest income

Underlying non-interest income analysed by division:

Retail
Corporate
Insurance & Investment
International
Treasury & Asset Management

Operating Expenses

Underlying operating expenses increased by 6% in 2006 to £4,908m (2005 £4,642m).

The increase of £266m over 2005 included planned investments in International and Treasury & Asset Management, the impact of full year consolidation of Heidelberger Leben, which was included from July 2005, and part year consolidation of Lex which became a wholly owned subsidiary on 31 May 2006.

The East Coast expansion programme in Australia, the roll-out of the Retail branches in the UK and Ireland, and the impact of Heidelberger Leben have contributed to staff costs which increased by 10% against the corresponding period in 2005.

Excluding International and Treasury & Asset Management, underlying operating expenses increased by 2.7%.

Staff

Accommodation, repairs and maintenance

Technology
Marketing and communication
Depreciation:
Property and equipment and intangible assets
Other
Underlying operating expenses

Operating lease depreciation
Change in investment contract liabilities
Net claims incurred on insurance contracts
Net change in insurance contract liabilities
Change in unallocated surplus
Total

Underlying operating expenses analysed by division:

Retail

Corporate
Insurance & Investment
Group Items

International
Treasury & Asset Management

Cost:income Ratio

With underlying net operating income up 9% and underlying operating expenses up 6%, the Group cost:income ratio improved to 40.9% (2005 42.2%).

Underlying operating expenses

Net interest income
Underlying non-interest income
Underlying net operating income

Group cost:income ratio

Divisional cost:income ratios are summarised below:

Retail
Corporate
International
Treasury & Asset Management

Group Items

Group Items principally comprise the expenses of managing the Group, including technology so far as it is not devolved to divisions, accommodation and other shared services such as cheque clearing, mailing, etc. The costs of technology, accommodation and other shared services (other than those borne directly by Group functions) are subsequently recharged to divisions according to their usage and are shown under the operating expense analysis for each division.

Staff
Accommodation, repairs and maintenance
Technology
Marketing and communication
Depreciation:
  Property and equipment and intangible assets
Other
Sub total
Less Recharges:
  Technology
  Accommodation
  Other shared services
Total

Group Embedded Value Information (IFRS Basis)

The sources of profit from all long term assurance business accounted for as insurance contracts on an embedded value ('EV') basis under IFRS 4 are set out below. This table includes that part of our Repayment Insurance business accounted for on an EV basis but excludes investment contracts accounted for under IAS 39.

	Year ended 31.12.2006				
	UK Investment £m	Europe £m	UK General Insurance £m	Total £m	Inves
Expected contribution from existing business	140	44	5	189	
Actual vs expected experience on existing business*	16	19	33	68	
	156	63	38	257	
Contribution from new business	216	36	25	277	

Investment earnings on net assets using long term assumptions	113	3	6	122
Contribution from insurance contracts**	485	102	69	656

* Actual vs expected experience on existing business for 2005 has been restated as follows: (i) the interest cost of subordinated debt liabilities is now shown separately in the Investment profit disclosure, (ii) certain interest income is now shown within Investment earnings on net assets and (iii) overhead expenses not relating to existing business have been re-allocated to 'overheads associated with development activity' in the Investment profit disclosure to reflect changes to the overhead allocation methodology

** On an underlying basis.

The embedded value of long term assurance business accounted for under IFRS 4, which excludes investment contract business accounted for under IAS 39, is set out below.

	As at 31.12.2006				
	UK Investment £m	Europe £m	UK General Insurance £m	Total £m	Invest
Shareholder funds*	2,315	69	52	2,436	2
Value of in-force business (net of tax)	1,544	419	162	2,125	1
Total embedded value (net of tax)	3,859	488	214	4,561	3
Shareholder funds as a % of total EV	60%	14%	24%	53%	

* Shareholder funds for 2005 have been restated to exclude subordinated debt liabilities as the interest cost of that subordinated debt is now shown separately in the Investment profit disclosure and does not impact the contribution from insurance contracts.

	Y UK Investment £m
Opening embedded value	3,818
Contribution from Insurance contracts	485
Developments costs, associated overheads and financing costs	(258)
Underlying embedded value profit before tax	227
Short term investment fluctuations	(97)
Tax charge	2
Dividends (paid)/received	(42)
Other capital movements	(49)
Movement in embedded value in the year	41
Closing embedded value	3,859

The economic assumptions (gross of tax) used in the calculation of the embedded values are unchanged from those used at the end of 2005. These are as follows:

Risk discount rate*
Return on fixed income securities
Return on equities
Expense inflation rate

* Included in the risk discount rate is an investment risk component which is chosen so as to avoid capitalising any investment risk premiums over the long term view of the risk free rate of return.

Sensitivities of Embedded Value related to Long Term Assurance

The table below indicates the stand alone impact of changes to certain key variables on insurance contracts:

Interest rates increase into perpetuity
Equity/property market values fall and thereafter increase based on the long term view of the risk free rate
Maintenance expenses fall and thereafter increase by the estimated expense inflation rate
Mortality/morbidity decreases (policyholders live longer) across all policy types and age groups
Lapse and surrender rates decrease across all policy types and cohorts over the duration of their lives (excluding paid-up policies)

It should be noted that, in practice, some of the above variables are correlated and their impact may also be non-linear.

Life Insurance Regulatory Capital

In each of our life insurance entities, surplus capital in excess of the various regulatory requirements, including the individual capital assessment, is maintained in order to absorb changes in both the underlying businesses and the capital requirements over the short term.

At 31 December 2006, the available capital excluding the with-profit fund was 462% (2005 473%) of the provisional capital requirements of £555m (2005 £562m). At 31 December 2006 the total available capital including the with-profit fund on a realistic basis was 354% (2005 270%) of the provisional capital requirements of £1,131m (2005 £1,312m).

Balance Sheet Analysis

Loans and advances to customers increased by 10% to £376.8bn (2005 £343.8bn). The increase was 9% in Retail, 8% in Corporate and 24% in International.

Customer deposits increased by 5% to £211.9bn (2005 £200.9bn) and wholesale funding increased by 13% to £214.2bn (2005 £190.0bn).

	Retail	Corporate	International	Treasu Asset :
	£bn	£bn	£bn	
Loans and advances to customers	237.7	85.3	53.0	
Impairment provisions	2.1	0.7	0.3	
Loans and advances to customers (before provisions)	239.8	86.0	53.3	
Risk weighted assets	112.4	100.7	47.1	
Customer deposits	144.6	38.7	18.3	

* Includes risk weighted assets of £0.8bn (2005 £1.0bn) attributable to Insurance & Investment.

Classification of advances

The mix of the Group's gross lending portfolio at the year end is summarised in the following table:

Energy
Manufacturing industry
Construction and property
Hotels, restaurants and wholesale and retail trade
Transport, storage and communication
Financial
Other services
Individuals:
Residential mortgages
Other personal lending
Overseas residents
Total

Credit Quality & Provisions

The total charge for loan impairment losses against Group profits in 2006 was £1,742m (2005 £1,599m) representing 0.48% of average advances (2005 0.49%).

At 1 January 2006
Amounts written off during the year
New impairment provisions less releases
Exchange movements
Disposals

Discount unwind on impaired advances
Closing balance at 31 December 2006

New impairment provisions less releases
Recoveries of amounts previously written off
Net charge to income statement

Impairment provisions as a percentage of closing advances are analysed in the following table:

	As at 31.12.200	
	£m	As % o closin advance
Retail	2,108	0.8
Corporate	709	0.8
International	272	0.5
Total impairment provisions	3,089	0.8

Impaired loans as a percentage of closing advances and impairment provisions as a percentage of impaired loans are analysed by division in the following table:

		Advances	Impaired loans	Impaired loans as % of closing advances
		£bn	£m	%
As at 31 December 2006				
Retail:	Secured	219.4	4,047	1.84
	Unsecured	18.3	2,411	13.17
	Total	237.7	6,458	2.72
Corporate		85.3	1,124	1.32
International		53.0	620	1.17
Treasury & Asset Management		0.8		
Total		376.8	8,202	2.18
As at 31 December 2005				
Retail:	Secured	201.2	4,452	2.21
	Unsecured	17.8	2,049	11.51
	Total	219.0	6,501	2.97
Corporate		79.2	1,114	1.41
International		42.9	549	1.28
Treasury & Asset Management		2.7		
Total		343.8	8,164	2.37

Page 63

Capital Structure

Tier 1 and Total regulatory capital ratios remain strong at 8.1% (2005 8.1%) and 12.0% (2005 12.4%) respectively. This position has been achieved notwithstanding a share buyback of £982m (including costs) in 2006.

As already reported, £1bn was put aside for contributions to reduce the deficit in the Group's defined benefit pension scheme over the next five years, of which £800m has been paid into the scheme as at 31 December 2006. The IAS19 deficit as

at 31 December 2006 was £0.9bn (2005 £1.8bn) despite a £348m strengthening of longevity assumptions. Our Tier 1 capital ratio of 8.1% makes full allowance for the remaining planned contributions.

Total regulatory capital increased during the year to £33,154m from £31,726m.

Risk weighted assets increased in 2006 by 8% to £276.0bn (2005 £255.1bn). The increase is after taking account of a £7.4bn reduction due to loan securitisations and £1.9bn of unfunded 'synthetic' securitisation undertaken in the year, and redemptions of existing loan securitisations of £3.2bn.

In addition to retained earnings, Tier 1 capital was strengthened by £843m by the issuance of innovative Tier 1 securities of €750m in May 2006 and non-innovative preference shares of £350m in June 2006. These increases were offset by £982m of ordinary shares bought back in the year. Tier 1 gearing at the end of the year was 25% (2005 24%) in line with our benchmark of 25% +/- 2%.

Tier 2 capital was increased during the period by a dated subordinated debt issue of €500m in March 2006 and US$750m in September 2006. In Sterling equivalent terms at 31 December 2006, this new issuance totalled £717m. Growth in Tier 2 capital balances was reduced due to exchange rate fluctuations, amortisation and the repayment of existing dated subordinated debt.

Supervisory deductions mainly reflect investments in subsidiary undertakings that are not within the banking group for regulatory purposes together with deductions relating to the securitisation of loans. These unconsolidated investments are primarily Clerical Medical, SJP, St. Andrew's Group and Heidelberger Leben. Total supervisory deductions increased to £5,666m from £5,229m mainly as a result of increases in the embedded value of life policies held and increased securitisations outlined above.

Capital Structure

Risk Weighted Assets
Banking book - on balance sheet
Banking book - off balance sheet
Trading book
Total Risk Weighted Assets

Tier 1

Ordinary share capital
Preference share capital
Eligible reserves
Minority interests (equity)
Preferred securities
Less: goodwill & other intangible assets
Total Tier 1 capital

Tier 2

Available for sale reserve
Undated subordinated debt
Dated subordinated debt

Collectively assessed impairment provisions
Total Tier 2 capital

Supervisory deductions:
    Unconsolidated investments - Life
    Unconsolidated investments - Other
    Investments in other banks and other deductions
Total supervisory deductions

Total regulatory capital
Tier 1 capital ratio (%)
Total capital ratio (%)

FINANCIAL INFORMATION ON A STATUTORY BASIS

(In accordance with the Listing Rules of the Financial Services Authority)

Basis of Preparation

The financial information has been prepared on the basis of the accounting policies adopted in the financial statements for the year ended 31 December 2006. There have been no significant changes to the accounting policies as described in the 2005 Annual Report and Accounts.

Section 240 Statement

The financial information does not constitute the company's statutory accounts for the years ended 31 December 2006 or 2005 within the meaning of section 240 of the Companies Act 1985 but are derived from the 2006 accounts. Statutory accounts for 2005 have been delivered to the Registrar of Companies and those for 2006 will be delivered in due course. Those accounts, which were prepared in accordance with International Financial Reporting Standards adopted for use by the European Union, have been reported on by the company's auditors and their reports were unqualified and do not contain statements under Section 237(2) or (3) of the Companies Act 1985.

Consolidated Income Statement

Interest receivable
Interest payable
Net interest income
Fees and commission income
Fees and commission expense
Net earned premiums on insurance contracts
Net trading income
Change in value of in-force long term assurance business
Net investment income related to insurance and investment business
Other operating income
Net operating income (Note 1)

Change in investment contract liabilities
Net claims incurred on insurance contracts
Net change in insurance contract liabilities
Change in unallocated surplus
Administrative expenses (Note 2)
Depreciation and amortisation:
    Intangible assets other than goodwill
    Property and equipment
    Operating lease assets
Goodwill impairment (Note 3)
Operating expenses
Impairment losses on loans and advances
Impairment on investment securities
Operating profit
Share of profits of jointly controlled entities
Share of profits of associated undertakings
Non-operating income (Note 4)
Profit before taxation
Tax on profit (Note 5)
Profit after taxation
Profit of disposal group classified as held for sale (Note 6)
Profit for the year

Attributable to:
Parent company shareholders
Minority interests

Basic earnings per share - continuing operations
Basic earnings per share - disposal group
Basic earnings per share - total

Diluted earnings per share - continuing operations
Diluted earnings per share - disposal group
Diluted earnings per share - total

Details of dividends are set out in Note 7.

Consolidated Balance Sheet

Assets
Cash and balances at central banks
Items in course of collection
Financial assets held for trading
Disposal group assets held for sale (Note 6)
Derivative assets
Loans and advances to banks
Loans and advances to customers
Investment securities
Interests in jointly controlled entities
Interests in associated undertakings
Goodwill and other intangible assets
Property and equipment
Investment properties
Operating lease assets
Deferred costs

Value of in-force long term assurance business
Other assets
Prepayments and accrued income
Total Assets

Liabilities
Deposits by banks
Customer accounts
Financial liabilities held for trading
Disposal group liabilities held for sale (Note 6)
Derivative liabilities
Notes in circulation
Insurance contract liabilities
Investment contract liabilities
Unallocated surplus
Net post retirement benefit liabilities
Current and deferred tax liabilities
Other liabilities
Accruals and deferred income
Other provisions
Debt securities in issue
Other borrowed funds
Total Liabilities

Shareholders' Equity
Issued share capital and share premium (Note 8)
Other reserves
Retained earnings
Shareholders' Equity (excluding minority interests)
Minority interests (equity)
Shareholders' Equity (including minority interests)

Total Liabilities and Shareholders' Equity

Consolidated Statement of Recognised Income and Expense

Net actuarial gains/(losses) from defined benefit plans and other movements (net of tax)
Foreign exchange translation

Available for sale investments
   Net change in fair value (net of tax)
   Net gains transferred to the income statement (net of tax)
Cash flow hedges
   Effective portion of changes in fair value taken to equity (net of tax)
   Net losses transferred to the income statement (net of tax)
Revaluation of existing net assets upon acquisition of jointly controlled entity
Net income recognised directly in equity
Profit for the year
Total recognised income and expense

Total recognised income and expense attributable to:
Parent company shareholders
Minority interests

Consolidated Cash Flow Statement

Profit before taxation

Adjustments for:
Impairment losses on loans and advances
Depreciation and amortisation
Goodwill impairment
Interest on other borrowed funds
Pension charge for defined benefit schemes
Exchange differences
Movements in derivatives held for trading
Other non-cash items
Net change in operating assets
Net change in operating liabilities
Net cash flows from operating activities before tax
Income taxes paid
Cash flows from operating activities
Cash flows from investing activities
Cash flows from financing activities
Net decrease in cash and cash equivalents
Opening cash and cash equivalents
Closing cash and cash equivalents

Analysis of Cash and Cash Equivalents

Cash and balances at central banks repayable on demand
Loans and advances to banks repayable in less than 3 months
Closing cash and cash equivalents

Consolidated Cash Flow Statement (continued)

Investing Activities
Sale and maturity of investment securities
Purchase of investment securities
Sale of other intangible assets
Purchase of other intangible assets
Sale of property and equipment
Purchase of property and equipment
Sale of investment properties
Purchase of investment properties
Sale of operating lease assets
Purchase of operating lease assets

Cash contribution to defined benefit pension schemes
Investment in subsidiary undertakings
Disposal of subsidiary undertakings
Investment in jointly controlled entities and associated undertakings
Disposal of jointly controlled entities and associated undertakings
Dividends received from jointly controlled entities
Dividends received from associated undertakings
Cash flows from investing activities

Financing Activities
Issue of share capital
Share capital buyback, including costs
Issue of other borrowed funds
Repayments of other borrowed funds
Minority interest acquired
Minority interest disposed
Equity dividends paid
Dividends paid to minority shareholders in subsidiary undertakings
Interest on other borrowed funds relating to servicing of finance
Movement in own shares
Cash flows from financing activities

Notes to the Accounts

1. Net operating income

Net operating income includes:
Dividend income on financial investments designated as available for sale
Net realised gains on sale of financial instruments designated as available for sale
Net realised gains on sale of financial instruments designated as loans and receivables

2. Administrative expenses

Administrative expenses include:
Mortgage endowment compensation
Retail rationalisation costs

Administrative expenses also include:
Staff costs
Accommodation, repairs and maintenance
Technology
Marketing and communication

3. Goodwill impairment

The goodwill impairment of £55m (2005 £nil) principally relates to the full
held in respect of a specialist leasing company following an impairment rev

4. Non-operating income

Profit on sale and leaseback of certain premises
Profit on the part disposal of Rightmove plc
Profit on the dilution of shareholding in Invista Real Estate Investment

Management Holdings plc
Profit on the sale of Retail Financial Services Limited
Profit on the sale of Drive Financial Services LP

Taxation

5. The tax charge for the year of £1,772m (2005 £1,546m) includes £220m (2005 tax charge levied on life companies for policyholder tax. Excluding this r rate of 28.3% (2005 29.2%). The main reason for the lower effective tax ra one-off gain of £180m on the disposal of Drive. Adjusting for this gain an results in an underlying tax rate of 29.0% (2005 29.2%). The tax charge o overseas tax of £206m (2005 £161m).

A reconciliation of the actual tax charge to the expected tax charge at th corporation tax of 30% is detailed below:

31

Expected tax charge at 30%
Expenses not deductible/(income not chargeable) for tax purposes
Net effect of differing tax rates overseas
Book gains covered by capital losses/indexation
Policyholder tax/differing tax rates for life assurance business
Impairment on investment securities
Adjustments in respect of previous periods
Other
Total income tax on profit

6. Disposal group

The assets (£1,388m) and liabilities (£909m) of the disposal group represe Topco Limited group of companies. Mother Topco Limited, a subsidiary under had a 58.3% equity interest at 31 December 2006, is the vehicle establishe of McCarthy & Stone plc, a UK provider of retirement homes. The assets and with a view for subsequent disposal. It is highly probable that this dispo twelve months of the acquisition date and, in accordance with IFRS 5, 'Non sale and discontinued assets', the assets and liabilities have been classi

7. Dividends

After the balance sheet date a dividend of 27.9 pence per ordinary share i Directors. This ordinary dividend has not been provided for but the estima earnings, based on the number of shares in issue at 31 December 2006, is £

In the year to 31 December 2006 £59m (2005 £36m) of preference dividends h to retained earnings in respect of preference shares classified as equity with £1,442m of ordinary dividends.

8. Preference shares

Included in issued share capital and share premium is £1,267m of preferenc equity as detailed below:

6.0884% preference shares issued May 2005
6.475% preference shares issued June 2005
6.3673% preference shares issued June 2006

Less: issue costs

9. Acquisitions

On 31 May 2006, the Group acquired control of the 50% of the ordinary shar (Holdings) Limited ('Lex') previously owned by the RAC, making Lex a wholl consideration payable in cash including costs of acquisition totalled £235 with £3m payable in annual instalments over the next six years.

The fair value of the identifiable assets, liabilities and total liabiliti principal fair value adjustments relating to the balance sheet of Lex comp pension scheme, representing the statutory debt due to that scheme of £53m the car fleet of £17m. A net charge of £15m reflecting the post-tax differ the fair value of the net assets already owned by the Group has been booke Goodwill of £151m arose on acquisition attributable to obtaining a market expectation of cost synergies. The post-acquisition profit before tax attr the seven months to 31 December 2006, included in the Group's consolidated ended 31 December 2006 is £14m.

On 16 July 2006, the Group acquired a 58.3% equity interest in Mother Topc Subsequently, on 31 October 2006, the Mother Topco Limited group of compan of McCarthy & Stone, a UK provider of retirement homes. The cost of this assets and liabilities of the sub-group headed by Mother Topco Limited are The post-acquisition profit after tax of this group of companies was £5m.

Supplementary Embedded Value Information for the UK Investment Business

Introduction

The introduction of IFRS in 2005 resulted in a change to the timing of reported profit recognition in respect of Investment Business. Under IFRS, insurance contracts (i.e. investment business which carries significant insurance risk and with profits business) continue to be accounted for on an Embedded Value ('EV') basis but investment contracts (i.e. investment business which does not carry significant insurance risk) are now all accounted for under IAS 39. Relative to UK GAAP, this had the effect of delaying the recognition of profit in respect of some investment contracts and, in particular, has resulted in the reporting of

losses in the year of their sale.

To assist in the understanding of the underlying performance and value generation of our UK Investment Business, the supplementary information set out below in respect of 2006 and 2005 provides the financial results for our UK Investment Business as if both insurance and investment contracts (including funds) were accounted for on an EV basis. We refer to this as the 'Full EV' basis.

The Full EV basis uses the same methodology as that which is applied to the calculation of EV on insurance contract business under IFRS and also that which was applied to the calculation of life and pensions EV under UK GAAP until 2004. The economic assumptions used for the Full EV basis are the same as used under the reported IFRS basis set out on page 60.

Applying the Full EV basis results in the earlier recognition of profit on new investment contract business, but subsequently a lower contribution from existing business, when compared to the recognition of profits on investment contracts under IAS 39. Differences between actual and expected experience on existing business often have a greater impact on a full EV basis, as changes in experience can result in significant adjustments to modelled future cashflows. In contrast, under IAS 39, variations in experience compared to expectations are recognised in the income statement in the year in which they arise.

No additional information has been provided in relation to General Insurance or European Financial Services as the investment business not already accounted for on an EV basis under IFRS on these businesses is immaterial.

Key Financial Highlights

The key highlights of the Full EV basis are as follows:

- Group embedded value on a Full EV basis was £7,086m as at 31 December 2006 (2005 £6,540m), £2,525m higher than reported under IFRS.
- Underlying earnings per share on the Full EV basis increased 18% to 105.5p (2005 89.6p), 5.0p higher than reported under IFRS.
- Overall, underlying profit before tax for the UK Investment Business increased 30% to £539m (2005 £414m), £262m higher than reported under IFRS.
- Contribution from new business in the UK Investment Business increased by 38% to £461m (2005 £333m), £474m higher than reported under IFRS.

A comparison of the Group's financial results on a Full EV basis and the IFRS basis is set out below.

	Year ended 31.12.2006 Full EV Basis	Year ende 31.12.200 IFRS Basi
Underlying profit before tax	£5,799m	£5,537
Underlying EPS	105.5p	100.5
Post tax return on equity	20.2%	20.8
Group embedded value (net of tax)*	£7,086m	£4,561

Net asset value	561p	516

* Includes Europe of £488m (2005 £499m) and UK General Insurance of £214m (2005 £217m).

UK Investment Business

Full EV Information

Underlying profit before tax for our UK Investment Business on the Full EV basis was 30% higher in 2006 at £539m (2005 £414m), primarily due to a strong increase in the contribution from new business in 2006. The table below analyses this result:

	Year ended 31.12.2006				Y
	Life & Pensions Insurance Contracts £m	Life & Pensions Investment Contracts £m	Mutual Funds Investment Contracts £m	Total £m	Life & Pensions Insurance Contracts £m
Contribution from existing business					
Expected contribution	140	98	50	288	133
Actual vs expected experience	16	(62)	(29)	(75)	77
	156	36	21	213	210
Contribution from new business	216	121	124	461	176
Investment earnings on net assets	113	6	4	123	105
Contribution from Investment Business	485	163	149	797	491
Development expenditure	(67)			(67)	(80)
Overheads associated with development activity	(56)			(56)	(45)
Other income and costs	(7)			(7)	(11)
Debt Financing cost	(128)			(128)	(118)
Underlying profit before tax	227*	163	149	539	237

* Development costs, overheads, other income and costs and financing costs have been attributed to Life & Pensions Insurance Contracts business for presentational purposes only.

The contribution from new business under the Full EV basis increased by 38% in 2006 to £461m (2005 £333m), reflecting strong growth in new business volumes in all channels and increased overall margins. Increased sales of bonds and funds through Bancassurance was the primary driver of this growth, but strong sales growth through Wealth Management and increased volumes and margins in Intermediary also made important contributions.

The contribution from existing business decreased by 5% in 2006 to £213m (2005 £225m), the 12% increase in the expected contribution being more than offset by a £75m adverse impact of actual vs expected experience. The major driver of this was worsened persistency in respect of Intermediary business as a result of replacement activity associated with Pensions 'A' Day and higher lapses on

with-profit bonds.

Reconciliation of IFRS to Full EV

A reconciliation of underlying profit before tax on the Full EV basis with the reported IFRS basis is set out below:

	Year ended 31.12.2006				
	Life & Pensions Insurance Contracts £m	Life & Pensions Investment Contracts £m	Mutual Funds Investment Contracts £m	Total £m	Life & Pensions Insurance Contracts £m
Underlying profit before tax (IFRS basis)	227*	18	32	277	237
Additional contribution from new business		270	204	474	
Lower contribution from existing business		(131)	(91)	(222)	
Additional investment earnings on net assets		6	4	10	
Increase in underlying profit before tax		145	117	262	
Underlying profit before tax (Full EV basis)	227	163	149	539	237

* Development costs, overheads, other income and costs and financing costs have been attributed to Life & Pensions Insurance Contracts business for presentational purposes only.

Moving to the Full EV basis results in earlier recognition of profits from sales of new investment contracts, offset in part by the subsequent recognition of lower profits on existing investment contracts. The Full EV basis, unlike the IFRS basis, recognises profits on new business at the point of sale with the contribution from existing business consisting only of subsequent changes in the net present value of future cashflows and changes in experience compared to that initially modelled at the point of sale.

The contribution from new investment contracts in 2006 under the Full EV basis was £474m higher than under the reported IFRS result, the Full EV contribution being £245m compared to a loss of £229m under the IFRS basis.

Under the Full EV basis, the contribution from existing investment contracts in 2006 was £222m lower than under the IFRS basis, the Full EV basis contribution being £57m compared to £279m under the IFRS basis. The lower contribution from existing business under the Full EV basis includes (£91m) of actual versus expected experience on investment contracts, which largely reflects worse than expected persistency on Intermediary business.

New Business Profitability

With the publication of this supplementary information and also with the industry-wide demise of the Achieved Profits basis new business profitability will, from now onwards, be reported by reference to the Full EV basis rather than the Achieved Profits basis. This results in new business profitability for 2005 which is 2% APE lower than previously reported because the Full EV basis allocates a higher proportion of overhead expenses to new business. The contribution from new business includes direct costs of writing new business and an appropriate allocation of overheads. Other overheads are allocated to the contribution from existing business or are recorded as overheads associated with development activity.

New business profitability for the UK Investment Business (including both Life & Pensions and Mutual Funds) calculated by reference to the Full EV basis is set out below.

	Year ended 31.12.2006			Y
	New Business APE* £m	New Business Contribution £m	New Business Profitability %APE	New Busine AP
Bancassurance	916	304	33	8
Intermediary	511	49	10	3
Wealth Management	304	108	36	1
Total	1,731	461	27	1,3
Life & Pensions	1,299	337	26	1,0
Mutual Funds	432	124	29	3
Total	1,731	461	27	1,3

* Excluding business (£86m APE in 2006, £86m in 2005) distributed but not manufactured by the Group.

New business profitability increased strongly in 2006 to 27% (2005 24%) reflecting our continued focus on value creation. In Wealth Management, profitability remains strong at 36% (2005 37%), with the decrease in margin being due to higher sales of pensions business post Pensions 'A' Day. Our Bancassurance channel continues to deliver strong margins through the efficiency of our model and the productivity of our sales forces, and margins in this channel increased to 33% (2005 29%). There has also been an increase in profitability in the Intermediary channel to 10% (2005 8%) reflecting reducing unit costs and increased average policy sizes.

Overall Life & Pensions margins remained flat at 26%. The increase in Mutual Funds profitability largely reflects efficiencies from increased scale, larger case sizes and changes in the mix of funds.

Balance Sheet Information

The total net of tax embedded value of UK Investment Business on the Full EV basis is as follows:

	Year ended 31.12.2006				
	Life & Pensions Insurance Contracts	Life & Pensions Investment Contracts	Mutual Funds Investment Contracts	Total	Life Pension Insuranc Contract
	£m	£m	£m	£m	£
Shareholder funds	2,315	469	230	3,014	2,44
Value of in-force business (net	1,544	1,249	577	3,370	1,37

of tax)					
Total embedded value (net of tax)	3,859	1,718	807	6,384	3,81

Note: Total embedded value excludes subordinated debt liabilities for the UK Investment Business of £987m (2005 £977m).

The table below analyses the movement in embedded value of our UK Investment Business on the Full EV basis:

	Yea
	Life & Pensions Insurance Contracts
	£m
Opening embedded value	3,818
Contribution from Investment business	485
Development costs, associated overheads and financing costs *	(258)
Underlying profit before tax	227
Short term investment fluctuations	(97)
Tax charge	2
Dividends paid	(42)
Other capital movements	(49)
Movement in embedded value	41
Closing embedded value	3,859

* Development costs, overheads, other income and costs and financing costs have been attributed to Life & Pensions Insurance Contracts business for presentational purposes only.

Dividend Reinvestment Plan

Shareholders who have already completed a Mandate Form to receive their entitlement to dividends in ordinary shares need take no action as they will automatically receive ordinary shares in respect of the final dividend of 27.9p per ordinary share for the year ended 31 December 2006. Shareholders who have not already completed a Mandate Form and also wish to participate in the Dividend Reinvestment Plan ('DRIP') in respect of the final dividend are required to complete and return a Mandate Form to our Plan Administrator - Computershare Investor Services PLC, PO Box 1909, The Pavilions, Bridgwater Road, Bristol BS99 7DS. A Mandate Form and a copy of the Rules of the HBOS plc Dividend Reinvestment Plan can be obtained from our Plan Administrator on 0870 702 0102.

Timetable and Contacts

Expected Timetable

28 February 2007	2006 Preliminary Results Announcement
14 March 2007	Ordinary shares quoted ex-dividend
15 March 2007	6.475% preference shares dividend payment
16 March 2007	Ordinary shares record date for the final dividend 2006
13 April 2007	Return date for mandates for the DRIP for the final dividend
18 April 2007	6.0884% preference shares quoted ex-dividend
20 April 2007	6.0884% preference shares record date
25 April 2007	Annual General Meeting
2 May 2007	9.25% & 9.75% preference shares quoted ex-dividend
4 May 2007	9.25% & 9.75% preference shares record date
14 May 2007	6.0884% preference shares dividend payment
14 May 2007	Ordinary shares final dividend 2006 payment
16 May 2007	6.3673% preference shares quoted ex-dividend
18 May 2007	6.3673% preference shares record date
31 May 2007	9.25% & 9.75% preference shares dividend payment
4 June 2007	Last date by which CREST entitlement statements and new ordi: be posted and shareholder accounts credited in respect of DR ordinary dividend 2006
18 June 2007	6.3673% preference shares dividend payment
1 August 2007	2007 Interim Results Announcement

Contacts

Investor Relations

Charles Wycks
Director of Investor Relations
(0131) 243 5509
(020) 7905 9600
charleswycks@hbosplc.com

John Hope
Director, Investor Relations
(0131) 243 5508
(020) 7905 9600
johnhope@hbosplc.com

Press Office

Shane O'Riordain
General Manager, Group Communications
(020) 7905 9600
07770 544585 (mobile)
shaneo'riordain@hbosplc.com

END

Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	10:11 28-Feb-07
Number	9378R

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 20,833 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries of the Trustee along with other employees and, as such, are deemed to be interested in this transaction.

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Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.1- Sainsbury (J) plc
Released	11:57 28-Feb-07
Number	0292S

FORM 8.1
DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Sainsbury (J) plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 28.571428
Date of dealing	27 February 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number
(1) Relevant securities	18,766,192 (1.087%)		
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	18,766,192 (1.087%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			

(3) Options and agreements to purchase/sell		
Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	549,931	£5.198
Sale	15,000	£5.213

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.
N/A

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**28 February 2006**
Contact name	**Kenny Melville**
Telephone number	**0131 243 8671**
Name of offeree/offeror with which associated	**Sainsbury (J) plc**
Specify category and nature of associate status (Note 10)	**(1)**

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- iSoft Group plc
Released	12:22 28-Feb-07
Number	0340S

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	iSoft Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	27 February 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	10,758,459	(4.628%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	10,758,459	(4.628%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	21,249	£0.467

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	28 February 2007
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Resolution plc
Released	12:25 28-Feb-07
Number	0343S

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	27 February 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,791,127	(2.596%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	17,791,127	(2.596%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	17,942	£6.327

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	28 February 2007
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Directorate Change
Released	14:00 28-Feb-07
Number	0344S

RICHARD COUSINS JOINS HBOS

Richard Cousins, 47, will join the Board of HBOS plc with effect from 1st March 2007, as a non-executive director. This appointment is subject to the usual regulatory approval.

Richard is currently the Chief Executive Officer of Compass Group PLC, having previously spent 15 years with BPB plc, the last six years of which were as Chief Executive. Richard's early career was spent with BTR plc and Cadbury Schweppes plc.

Dennis Stevenson, Chairman, said:

"We are delighted that Richard is joining us. He has a strong track record in senior management roles in major international businesses, and we look forward to his contribution."

Commenting, Richard Cousins said:

"I am pleased to be joining the HBOS Board. HBOS has been extremely successful since its creation, and I look forward to contributing to the Group's future success."

Contact:

Press Office

Shane O'Riordain
General Manager, Group Communications
(020) 7905 9600
07770 544585 (mobile)
Shaneo'riordain@hbosplc.com

Mark Hemingway
Head of Media Relations
07831 390751 (mobile)

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Company	HBOS PLC
TIDM	HBOS
Headline	Total Voting Rights
Released	16:23 28-Feb-07
Number	0578S

HBOS plc

VOTING RIGHTS AND CAPITAL

In conformity with the provisions of the Transparency Directive, HBOS plc hereby notifies that, as at today's date, HBOS plc's issued ordinary share capital consists of 3,768,451,666 shares of 25p each, of which 3,032,000 are held in Treasury.

Therefore, HBOS plc's total issued voting capital excluding shares held in Treasury is 3,765,419,666 ordinary shares of 25p each. This figure (3,765,419,666 ordinary shares) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, HBOS plc under the FSA's Disclosure and Transparency Rules.

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